Form 10-K, Exhibit 13
period 1997-03-31
WEST TOWN BANCORP INC
filed 1997-06-12
CIK 926867

                            WEST TOWN BANCORP, INC.
                                 ANNUAL REPORT

                                MARCH 31, 1997

                               TABLE OF CONTENTS


        Financial Highlights                                           2

        Letter to Our Stockholders                                     3

        Directors and Officers                                         7

        Our Commitment To You                                          8

        Selected Financial Data                                       11

        Management's Discussion and Analysis of
          Financial Condition and Results of Operations               14

        Stock Data                                                    29

        Stockholder Information                                       30

        Report of Independent Auditors and Financial Statements
          of West Town Bancorp, Inc. and Subsidiaries                F-1

        Notes to Financial Statements                                F-6


                              FINANCIAL HIGHLIGHTS


                                At or for the year ended March 31,

(Dollars in Thousands)           1997          1996          1995
                                 ----          ----          ----

------------------------------------------------------------------

FOR THE YEAR:
-------------

Net interest income               754           776           752
Net income                         74           113           161
Return on average equity         1.90%         3.00%         7.40%
Return on average assets         0.29%         0.48%         0.68%

AT YEAR END:
------------

Total Assets                   26,999        25,276        23,368
Loans Receivable, net          15,553        12,933         9,217
Interest earning assets        25,794        23,959        22,077
Interest bearing liabilities   22,816        21,209        19,499
Non-performing assets               0           212           224
Allowance for loan losses          40            30            15

------------------------------------------------------------------

     To Our Shareholders

     1997 marks the 75th anniversary of West Town Savings Bank and West Town Bancorp, Inc.'s third year as a profitable public company. Since becoming a public company in 1995, our record of profitability has continued for nine consecutive quarters. The Company is in the process of completing its first open market stock program. The purpose of this repurchase program is to enhance shareholder value, and, in fact, our book value has increased consistently since our conversion in March, 1995.
     West Town Bancorp, Inc. is proud of its operating results which show earnings performance and increased equity during its fiscal year ended March 31, 1997. We attribute our success to our conservative management philosophy and our long history of dedicated financial service to our customers.
     Total assets increased to $26,998,783 at March 31, 1997 from $25,275,516 at March 31, 1996, an increase of $1,723,267. Loans receivable, primarily mortgages, increased $2,619,405 to $15,552,545 at the end of fiscal year 1997, from $12,933,140 at the end of 1996. Even with this increased lending activity, the Bank had no loans that were delinquent three months or more at March 31, 1997.
     Net income for fiscal 1997 was $73,949 compared to $112,708 for fiscal 1996. This reduction in income was the result of a one-time special assessment resulting in a charge to earnings of approximately $128,000 during the year ended March 31, 1997. The after-tax effect of this one-time charge to earnings totaled approximately $83,000. The legislation was intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits are charged the same FDIC premiums beginning January 1, 1997. As of such date, deposit insurance premiums for highly rated institutions, such as the Bank, will be substantially reduced. The Bank, however, will continue to be subject to an assessment to fund the repayment of the Financing Corporation's
(FICO) obligations.  The FICO assessment for SAIF insured institutions will be
6.48 cents per $100 of deposits while BIF insured institutions will pay 1.30 cents per $100.00 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions. Accordingly, as a result of the reduction of the SAIF assessment and the resulting FICO assessment, the annual after-tax decrease in assessment costs is expected to be approximately $24,000 based upon a March 31, 1997 assessment base.
     As of March 31, 1997, the Bank exceeded all regulatory capital standards. The Bank's regulatory core capital at March 31, 1997 was $2,924,329 or 11.20% of total assets. The Bank has a regulatory core capital in excess of the regulatory requirements at March 31, 1997. The Company's stockholders' equity increased $121,557 to $3,963,561 for the year ended March 31, 1997 as compared to $3,842,004 at March 31, 1996. The Bank has a regulatory risk-based capital in excess of the regulatory requirements at March 31, 1997.
     Community based institutions like West Town Savings Bank, play an important role in serving the deposit and lending needs of their communities. We take that role very seriously. We feel our success comes from listening and learning from our savings and borrowing customers and ultimately answering the needs of the community. This year, the Bank in conjunction with Elan Financial

Services, launched a new product, the West Town Savings Bank Credit Card. Both MasterCard and Visa credit cards are offered. The new Elan West Town Savings Bank Credit Card carries a low annual percentage rate and has no annual fees when one purchase is made per year. Travel rebates and other discounts are available with the use of these cards.
     Through a mortgage correspondent, West Town Savings Bank also introduced in April, 1997 the "Clean Sweep Loan" which enables qualified homeowners the opportunity to borrow up to 125% of their home's value. To continue with its "big bank" services, West Town Savings Bank plans to introduce checking accounts to its customer base during fiscal 1998.
     The Federal Deposit Insurance Corporation (FDIC) completed its safety and soundness examination of the Bank in March, 1997. We are pleased to report that the Bank has received a rating of 1 from this regulatory agency.
     The directors, officers and employees of West Town Savings Bank take a very active role in various community and neighborhood organizations. Holding office on various boards, giving of their time and effort to help others, enriches their own worth. Some of the local organizations West Town Savings is actively involved in include the Cicero Chamber of Commerce, the United Way and The Hawthorne Businessmen's Association. The Bank has, among many others, financially supported the St. Mary's Social Center, Boys Club of Cicero and the Town of Cicero Helping Hands and Higher Education Programs.
     West Town Insurance Agency, Inc. is our full-service insurance agency and offers all types of insurance to cover consumers' individual insurance needs. In addition to the usual fire, commercial, general liability, auto and homeowners coverage, the agency also offers business coverage insurance.
     I am very proud of the hard work and dedication of all of our employees. Their efforts make the difference and make West Town Savings Bank what it is today. The loyalty and support we enjoy as a business is a direct result of the commitment of our officers, directors and employees.
     Looking to the future, we recognize that the financial services industry is rapidly changing. We are specialists in the lending field and are dedicated to retaining that position. Our savings accounts are changing with the needs of the consumer-competitive rates are what our customers want and will receive; they deserve it.
     We are prepared to face the challenges ahead of us. We appreciate the trust and confidence placed in West Town Bancorp and will work to keep your support while increasing shareholder value.

                              Sincerely,

                              /s/ Dennis B. Kosobucki
                              Dennis B. Kosobucki
                              Chairman and
                              Chief Executive Officer

                             DIRECTORS AND OFFICERS

                            West Town Bancorp, Inc.
                             West Town Savings Bank


DIRECTORS:
---------

Dennis B. Kosobucki
Chairman, President and Chief Executive Officer and Director
West Town Bancorp, Inc. and West Town Savings Bank

Edward J. Hradecky
Secretary and Director of West Town Bancorp, Inc. and Director of West Town Savings Bank

John A. Storcel
Director of West Town Bancorp, Inc. and West Town Savings Bank

James J. Kemp, Jr.
Director of West Town Bancorp, Inc. and West Town Savings Bank

James Kucharczyk
Director of West Town Bancorp, Inc. and West Town Savings Bank

================================================================================

West Town Bancorp, Inc.                       West Town Savings Bank
       Officers                                      Officers
       --------                                      --------

Dennis B. Kosobucki                           Dennis B. Kosobucki
President and Chief                           President and Chief
Executive Officer                             Executive Officer

Jeffrey P. Kosobucki                          Jeffrey P. Kosobucki
Vice President,                               Vice President,
Chief Financial Officer                       Secretary and Chief
and Assistant Secretary                       Financial Officer

Edward J. Hradecky
Secretary

                             OUR COMMITMENT TO YOU

     Since 1922, the Bank's primary mission has been and will continue to be promoting savings and home ownership through sound financial products and the highest quality and friendly professional service to our customers.

     The Bank is positioned to remain strong. Its strong capital position allows it the flexibility to grow as demand for its product permits. Its capital is well above regulatory requirements, with core capital to assets of 11.20% (3.0% required) and risk-based capital to risk-based assets of 28.15% (8.0% required).

     West Town Savings Bank's customers enjoy the advantages of dealing with a healthy financial institution with resources to meet their needs, and the friendly, service-minded, highly professional atmosphere of the Bank is reminiscent of the personal banking environment of earlier days.

     Through its customer base, West Town Savings Bank reinvests in its community, on a secure and profitable basis, to the benefit of both its depositors and stockholders.

                                   SERVICES
SAVINGS

     We consistently seek innovative ways to enhance our services. The Bank offers a variety of FDIC insured savings plans to meet virtually any need. These include passbook accounts with a low minimum balance of $50, and certificates of deposit ranging in term from three months to five years.

     West Town Savings Bank also offers Individual Retirement Accounts ("IRA's") on a no-fee basis to its customers. Investments may be made in certificates of deposit ranging in terms from three months to five years. Direct deposit of social security and pension payments are also available to our depositors. The School Thrift Program through a local grammar school which was instituted in 1996 continues to draw favorable response from our student depositors.

LOANS

     West Town Savings Bank originates a variety of conventional mortgage and consumer loans. The Bank through a correspondent relationship also offers FHA and VA mortgage loans. Adjustable rate and fixed rate mortgage loans are available for purchase or refinance of residential homes. Home improvement loans and second mortgage loans may be secured for a variety of purposes including repayment of other loans, college education, purchasing an automobile or remodeling an existing residence.

     Flexible terms and personalized service make securing a loan quick and easy for credit worthy requests.

OTHER SERVICES

     Other services available include:

          *    Travelers Checks

          *    Cashiers Checks

          *    Free Notary Service

          *    Check cashing (for depositors)

          *    Photocopy

          *    Direct deposit of social security and pension payments

          *    Payment Agent for Town of Cicero water bills

          *    Application center for Town of Cicero vehicle tags

          *    Sale and redemption of U. S. Savings Bonds

          *    Commonwealth Edison bill paying agent offering light bulb service

          *    Coin counting for customers

                                FUTURE OUTLOOK

     All the products and services are offered by our consumer oriented employees who will continue to satisfy both new and current loyal customers. We believe that this is what it takes to build a financial institution that can provide expert financial service for customers today and in the future. We continue to investigate additional financial services to meet the needs of our customers.

     Successful implementation of this strategy ultimately benefits our stockholders by creating stable capital and profitability.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION




                                             March 31,
                                    ---------------------------
                                    1997       1996     1995
                                           (in thousands)
                                    ---------------------------
STATEMENT OF FINANCIAL CONDITION
--------------------------------

 Total assets                       $26,999    $25,276  $23,368
 Loans receivable                    15,553     12,933    9,217
 Mortgage-backed securities           2,494      3,086    3,584
 Investment securities                1,221      1,223    1,536
 Deposits                            22,816     21,209   19,499
 Total borrowings                         0          0        0
 Stockholders' equity                 3,964      3,842    3,663




                                        Years Ended March 31,
                                    ---------------------------
                                    1997       1996     1995
                                          (in thousands)
                                    ---------------------------
SELECTED OPERATIONS DATA
------------------------

 Total interest income              $ 1,693    $ 1,570  $ 1,478
 Total interest expense                 940        794      726
                                    -------    -------  -------
 Net interest income                    753        776      752
 Provision for loan losses               10         15       46
                                    -------    -------  -------
 Net interest income after
  provision for loan losses             743        761      706
                                    -------    -------  -------
 Loan fees and service charges            6         17        8
 Other non-interest income               23         24       23
                                    -------    -------  -------
 Total non-interest income               29         41       31
                                    -------    -------  -------
 Total non-interest expense             673        618      502
 Income tax expense                      25         71       74
                                    -------    -------  -------
 Net income                         $    74    $   113  $   161
                                    =======    =======  =======

                                       Years Ended March 31,
                                    ---------------------------
                                    1997        1996       1995
                                    ---------------------------
SELECTED FINANCIAL RATIOS AND
OTHER DATA:
----------

Performance Ratios:
  Return on assets (ratio of net
    income to average total
    assets)                           .29%       .48%        .68%
Net interest rate spread
  information:
  Average during year                2.54%      3.02%       3.19%
  End of year                        2.24%      2.56%       2.51%
Net interest margin (1)              3.05%      3.49%       3.36%
Ratio of operating expense to
    average total assets             2.59%      2.62%       2.13%
Return on stockholders' equity
    (ratio of net income to
    average equity)                  1.90%      3.00%       7.40%
Short-term liquid assets
    to total assets (2)             29.05%     28.94%      34.52%
Ratio of average interest-
    earning assets to average
    interest-bearing liabilities     1.13%      1.13%       1.05%
Quality Ratios:
  Non-performing assets to total
    assets at end of year            0.00%      0.84%       0.96%
  Allowance for loan losses to
    non-performing loans               -0-        -0-         -0-
  Allowance for loan losses
    to total loans                    .24%       .23%        .15%

Capital Ratios: (4)
  Stockholders' equity to total
    assets at end of year           14.68%     15.20%      15.67%
  Average stockholders' equity
    to average assets               15.01%     15.93%       9.22%

Number of full service
    offices                             1          1           1

(Footnotes appear at bottom of page 13)

                                               March 31,
                                     ----------------------------
                                     1997        1996       1995
                                     ----------------------------
Weighted average yield on:
  Loans receivable                   7.74%       7.72%      8.25%
  Mortgage-backed securities         6.33%       6.33%      6.20%
  Investment securities (3)          5.57%       5.42%      5.07%
  Other interest-earning assets      4.96%       5.60%      4.44%
  Combined weighted average yield
    on interest-earning assets       6.80%       6.83%      6.36%
Weighted average rate paid on:
  Savings deposits                   2.60%       2.80%      2.80%
  Certificates                       5.43%       5.14%      4.66%
  Combined weighted average rate
    paid on interest-bearing
    liabilities                      4.56%       4.27%      3.85%
Spread                               2.24%       2.56%      2.51%

-----------------------------------

(1)  Net interest income dividend by average interest earning assets.
(2) Short-term liquid assets consist of cash, interest-bearing deposits and U.S. Government and agency obligations maturing within one year.
(3)  Includes U.S. Government and agency obligations and FHLB stock.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     West Town Bancorp, Inc. (the "Holding Company"), a Delaware corporation, was organized on May 6, 1994 to acquire all of the capital stock issued by West Town Savings Bank (the "Bank") upon its conversion from the mutual to stock form of ownership. On March 1, 1995, the Company sold 221,940 shares of common stock at $10 per share to depositors, employees, and other investors. Total proceeds from the conversion in the amount of $1,888,516 (which is net of conversion and issuance costs of $330,884) was recorded as common stock and additional paid-in-capital in fiscal year 1995. The Company utilized $944,258 of the net proceeds to acquire all the capital stock of the Bank.

     Financial statements on a consolidated basis for both the Company and the Bank are included in the Annual Report. The Company had no material assets or liabilities until the conversion was completed on March 1, 1995.

     The following table presents the Consolidated Statements of Changes in Stockholders' Equity for the three years ended March 31, 1997.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        THREE YEARS ENDED MARCH 31, 1997

                                                                 Common     Common
                                          Additional             Stock      Stock
                                  Common   Paid-In   Retained    Acquired   Awarded
                                  Stock    Capital   Earnings    by ESOP     by MRP     Total
                                  ------  ---------  ---------  ----------  --------  ---------
Balance at March 31, 1994         $    -          -  1,789,338          -         -   1,789,338

Additions for the year ended
March 31, 1995:

Net income                                             161,490                          161,490

Net proceeds of common stock
issued in stock conversion         2,219  1,886,297              (177,550)        -   1,710,966

Contribution to fund ESOP loan                                        892                   892
                                  ------  ---------  ---------  ---------   -------   ---------

Balance at March 31, 1995          2,219  1,886,297  1,950,828   (176,658)            3,662,686

Additions for the year ended
March 31, 1996:

Net income                                             112,708                          112,708

Common stock issued to MRP            89     88,691                         (88,780)          -

Amortization of award of MRP                                                 55,341      55,341

Contribution to fund ESOP loan                                     11,269                11,269
                                  ------  ---------  ---------  ---------   -------   ---------

Balance at March 31, 1996          2,308  1,974,988  2,063,536   (165,389)  (33,439)  3,842,004

Additions for the year ended
March 31, 1997:

Net income                                              73,949                           73,949

Exercise of stock options             11     11,089                                      11,100

Amortization of award of MRP                                                 24,120      24,120

Contribution to fund ESOP loan                                     12,388                12,388
                                  ------  ---------  ---------  ---------   -------   ---------

Balance at March 31, 1997         $2,319  1,986,077  2,137,485   (153,001)   (9,319)  3,963,561
                                  ======  =========  =========  =========   =======   =========

                             WEST TOWN SAVINGS BANK
                                 ---GENERAL---

     The Bank was organized in 1922 as an Illinois-chartered mutual savings and loan association entitled "West Town Building and Loan Association". In 1992, the association converted to an Illinois chartered savings bank and changed its named to "West Town Savings Bank". The Bank is regulated by the Office of the Illinois Commissioner for Banks and Real Estate (OCBRE) and its deposits are insured up to applicable limits under the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") System.

     The Bank's principal business consists of attracting deposits from the public and investing those deposits, together with funds generated from operations, primarily in one-to-four family mortgage loans. The Bank's deposit accounts are insured to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC").

          The Bank's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its loan, mortgage-backed securities and investment securities portfolios and its cost of funds, consisting of interest paid on its deposits and borrowings. The Bank's operating results are also affected, to a lesser degree, on loan fees, customer service charges and other income. Operating expenses of the Bank consist of employee compensation and benefits, equipment and occupancy costs, federal deposit insurance premiums, and other administrative expenses. The Bank's results of operations are further affected by economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

                        CONSOLIDATED FINANCIAL CONDITION

     As of March 31, 1997, total assets increased approximately $1,700,000, or 6.8%, to $26,999,000 from $25,276,000 at March 31, 1996. The increase primarily resulted from an increase in deposits, used to originate and purchase mortgage loans.

     Total assets at March 31, 1996 amounted to $25,276,000, an increase of approximately $1,900,000, or 8.2%, as compared to March 31, 1995. The increase primarily resulted from an increase in deposits, used to originate and purchase mortgage loans.

     Net loans receivable increased in 1997 by $2,619,000, or 20.3%, primarily due to an increase in purchased loans and loan originations in excess of principal repayments on existing loans. During the year ended March 31, 1997, the Bank had loan originations and purchases of $4,968,000, compared to $5,918,000 for the year ended March 31, 1996.

     Stockholders' equity increased approximately $122,000, or 3.2%, for the year ended March 31, 1997 as compared to March 31, 1996, primarily as a result of net income for the year of $74,000 and additional capital of $11,000 from the exercise of stock options, as well as the continuing amortization of the cost of the stock benefit plans totaling approximately $37,000.

     The Bank's lending activities have been concentrated primarily in residential real property secured by first liens on such property. At March 31, 1997 approximately 85.5% of the Bank's loans were secured by one-to-four family dwellings. In addition, the Bank currently is participating in a construction loan for the purpose of building one-to-four family dwellings. The remaining loans were secured by commercial real estate and multi-family properties and savings accounts. The Bank requires collateral on all loans and generally maintains loan to value ratios on real estate loans no greater than 80%. Virtually all of the Bank's mortgage loans are geographically located within a thirty-mile radius of the Bank's office.

                        CONSOLIDATED NET INTEREST INCOME

     Net interest income decreased by $22,000, or 2.9%, during the year ended March 31, 1997, as compared to the prior year. The increase in gross interest income of $123,000 was the result of an increase of approximately $2,460,000 in average interest earnings assets partially offset by a decrease in the average yield to 6.86% at March 31, 1997 from 7.07% at March 31, 1996. The increase in interest expense of $146,000 was attributable to an increase in the average interest bearing liabilities of approximately $2,134,000 as well as an increase in the average yield paid on deposits from 4.05% at March 31, 1996 to 4.32% at March 31, 1997.

     Net interest income increased by $24,000 or 3.2%, during the year ended March 31, 1996. Interest expense increased $68,000, while interest income increased $92,000. The average yield on deposits rose by .63% while the average balance of deposits decreased by $1.6 million.

     Market interest rates rose during the period ended March 31, 1997, as a result of the rate increases announced by the Federal Reserve Board. Management believes that interest rates may increase slightly. While any new loans and investments will be at a yield higher than in the past few years, management expects deposits to cost more, thus possibly contracting gross interest margin in future periods.

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                       YEAR ENDED MARCH 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                           1997                               1996                               1995
-----------------------------------------------------------------------------------------------------------------------------------
                             Average      Interest             Average      Interest              Average      Interest
                             Outstanding  Earned/     Yield/   Outstanding  Earned/     Yield     Outstanding  Earned/   Yield
                             Balance      Paid        Rate     Balance      Paid        Rate      Balance      Paid      Rate
                             -----------  --------    ------   -----------  --------    -----     -----------  --------  -----
                             (Dollars in Thousands)            (Dollars in Thousands)             (Dollars in Thousands)

Interest-Earning Assets:
  Loans receivable (1)          $14,089      $1,085     7.70%      $10,017    $  832     8.31%        $ 9,903    $  816    8.24%
   Mortgage-backed                2,780         168     6.04%        3,322       207     6.23%          3,775       229    6.07%
      securities
  Investment securities           1,101          59     5.36%        1,342        67     4.99%          1,564        82    5.24%
   Other interest-earning
    assets                        6,585         373     5.66%        7,402       456     6.16%          6,977       343    4.92%
   FHLB stock                       121           8     6.61%          131         8     6.11%            133         8    6.02%
                                -------      ------     ----       -------    ------     ----         -------    ------    ----
    Total interest-earning
    assets(1)                    24,678       1,693     6.86%       22,214     1,570     7.07%         22,352     1,478    6.61%
                                             ======     ====                  ======     ====                    ======    ====
   Non-interest-earning
    assets                        1,267                              1,405                              1,247
                                -------                            -------                            -------
 Total Assets                   $25,943                            $23,619                            $23,599
                                =======                            =======                            =======
Interest-Bearing
 Liabilities:
  Savings deposits              $ 7,168         191     2.66%      $ 8,049       215     2.67%        $ 8,888       256    2.88%
   Certificate deposits          14,585         749     5.14%       11,570       579     5.00%         12,321       470    3.81%
                                -------      ------     ----       -------    ------     ----         -------    ------    ----
    Total interest-bearing
    liabilities                  21,753         940     4.32%       19,619       794     4.05%         21,209       726    3.42%
                                             ======     ====                  ======     ====                    ======    ====
   Non-interest bearing
    liabilities                     297                                237                                213
                                -------                            -------                            -------
 Total liabilities              $22,050                            $19,856                            $21,422

  Stockholders' equity            3,893                              3,763                              2,177
                                -------                            -------                            -------
 Total liabilities and
    retained earnings           $25,943                            $23,619                            $23,599
                                =======                            =======                            =======
 Net interest income                         $  753                           $  776                                       $752
                                             ======                           ======                                       ====
  Net interest rate
    spread                                              2.54%                            3.02%                             3.19%
                                                        ====                             ====                              ====
  Net earning assets            $ 2,983                            $ 2,595                            $ 1,143
                                =======                            =======                            =======
  Net yield on average
   interest-earning assets                              3.05%                            3.49%                             3.36%
                                                        ====                             ====                              ====
  Ratio of average interest
    earning assets to
    average
     interest-bearing
    liabilities                               1.13x                  1.13x                                        1.05x
                                             ======                 ======                                       ======

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

                              RATE/VOLUME ANALYSIS

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the unprecedented levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                           Year Ended March 31,
                                   -------------------------------------------------------------------
                                                1996 v. 1997                1995 v. 1996
                                   -------------------------------------------------------------------

                                    Increase                          Increase
                                   (Decrease)                        (Decrease)
                                     Due to                            Due to
                                   ----------                        ----------

                                                       Total                                 Total
                                                      Increase                              Increase
                                   Volume    Rate    (Decrease)      Volume     Rate       (Decrease)
                                   ------   ------   ----------      ------    -------     ----------
                                          (Dollars in Thousands)        (Dollars in Thousands)
Assets:
Interest-earning assets:
 Loan receivable                   $ 338    $ (85)     $ 253          $   9     $   7         $  16
 Mortgage-backed securities          (34)      (5)       (39)           (27)        5           (22)
 Investment securities               (12)       4        ( 8)           (12)       (3)          (15)
 Other interest-earning assets       (50)     (33)       (83)            21        92           113
 FHLB stock                           (1)       1          -              -
                                   -----    -----      -----         ------     -----         -----
Total interest-earning assets        241     (118)       123             (9)      101            92


Liabilities and Equity Capital:
Interest-bearing liabilities:
 Savings deposits                  $ (23)   $  (1)     $ (24)         $ (24)    $ (17)        $ (41)
 Certificate accounts                151       19        170            (32)      141           109
                                   -----    -----      -----         ------     -----         -----
 Total interest-bearing
  liabilities                      $ 128    $  18      $ 146          $ (56)    $ 124         $  68

Net interest income:                                   $ (23)
                                                       =====                                  $  24
                                                                                              =====


                           ASSET/LIABILITY MANAGEMENT

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

     At March 31, 1997, total interest-bearing assets maturing, repricing or repaying within one year exceeded total interest-bearing liabilities maturing, repricing, or repaying in the same period by $1,141,000, representing a positive one-year gap ratio of 4.23%.

     During periods of rising interest rates, it is expected that the cost of the Bank's interest-bearing liabilities would rise more quickly than the yield on its interest-earning assets, which would adversely affect net interest income. In periods of falling interest rates, the opposite effect on net interest income is expected. However, heavy prepayments of mortgages could reduce the positive effect of the falling interest rates. Management believes that currently the risk of substantial effect of changes in interest rates on net interest income is minimal due to the positive gap position and also due to the strong net worth position of the Bank and the excess of its interest-earning assets over interest-bearing liabilities. Nonetheless, the Bank closely monitors interest rate risk as such risk relates to management's strategy.

     As part of its Asset/Liability Management strategy, the Bank invests in mortgage pools and mortgage backed securities to offset unexpected loan prepayments and to supplement low loan origination volumes. In recent years the Bank has purchased mortgage pools of loans with maturities or repricing accruing within a 1 to 7 year period.

     The following table sets forth the scheduled repricing or maturity of the Bank's assets and liabilities as of March 31, 1997, based on the following assumptions:

     1. Fixed-rate certificate accounts will not be withdrawn prior to maturity.

     2. Passbook deposits were assumed to withdraw at a rate of 10% during the first year, a combined rate of 20% for years two and three, and 20% for years four and five.

     3. Adjustable-rate loans and mortgage-backed securities are calculated at the earlier of maturity or the contractual repricing date.

     4. Fixed-rate mortgage loans, other fixed-rate loans and fixed-rate mortgage-backed securities are shown on the basis of contractual amortization and management's estimate of annual prepayments based upon past experience.

     The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and that can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (1) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an interest rate index; (2) an asset or liability, such as a mortgage loan, may amortize, permitting reinvestment of cash flows at the then-prevailing interest rates; or (3) an asset or liability may mature, at which time the proceeds can be reinvested at the current market rates. Management believes these prepayment and erosion rates represent reasonable estimates based on the Bank's experience and are consistent with information provided by regulatory agencies.

     The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities at March 31, 1997 on the basis of prepayments and decay rates as calculated through historical analysis or as provided by regulatory agencies.


                                                         Maturing or Repricing
                                            -----------------------------------------------

                                            Within    Over 1-3   Over 3-5  Over
                                            One Year  Years      Years     5 Years   Total
                                            Amount    Amount     Amount    Amount    Amount
                                            -------   --------   --------  -------   ------
Fixed rate mortgage loans
 (including mortgage-backed securities)     $ 2,403     $3,725     $2,283  $3,605   $12,016
Adjustable rate mortgage loans
 (including mortgage-backed securities)       5,331        643         --      --     5,974
Consumer loans                                   32         48         30      44       154
Investment securities and other (1)           7,531         95         --      --     7,626
                                            -------     ------     ------  ------   -------
Total interest-earning assets                15,297      4,511      2,313   3,649    25,770
                                            -------     ------     ------  ------   -------
Savings deposits                                699      1,398      1,398   3,497     6,992
Certificates                                 13,457      2,111        256      --    15,824
                                            -------     ------     ------  ------   -------
Total interest-bearing liabilities           14,156      3,509      1,654   3,497    22,816
                                            -------     ------     ------  ------   -------
Interest-earning assets less
 interest-bearing liabilities                 1,141      1,002        659     152     2,954
                                            -------     ------     ------  ------   -------
Cumulative interest-rate sensitivity gap      1,141      2,143      2,802   2,954     2,954
                                            -------     ------     ------  ------   -------
Cumulative interest-rate gap as a
 percentage of assets                          4.23%      7.94%     10.38%  10.94%
                                            -------     ------     ------  -------

-----------------------------------------

(1)  Not including Federal Home Loan Bank Stock

                           PROVISION FOR LOAN LOSSES

     The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and the general economy. Management's evaluation includes a review of all loans on which full collectibility may not be reasonably assured, the estimated fair market value of the underlying collateral, economic conditions, historical loan loss experience and the Bank's internal credit review process.

     The Bank's allowance for general loan losses at March 31, 1997 was $40,171. In the fiscal year ended March 31, 1997, the Bank provided $10,302 as an additional allowance for loan losses. At March 31, 1997, the Bank's allowance for loan losses, as a percentage of total loans outstanding was .24% as compared to .23% at March 31, 1996.

                                  OTHER INCOME

                                  CONSOLIDATED

     Total other income decreased $12,000 to $29,000 during the period ended March 31, 1997 as compared to the same period for 1996. The decrease was primarily the result of a decrease in income recognized from loan origination fees.

     Total other income increased $10,000 to approximately $41,000 in 1996 as compared to 1995. The increase was primarily the result of an increase in loan fees.

                        CONSOLIDATED OPERATING EXPENSES

     Operating expenses increased by $55,000 in fiscal year 1997, as compared to fiscal 1996. This increase was primarily the result of the SAIF special assessments partially offset by decreases in compensation expense, federal deposit insurance premiums, and costs related to the operation of a public company. As a percentage of average assets, total operating expenses amounted to 2.6% for 1997 and 1996, respectively.
     Operating expenses increased by $116,000 in 1996, as compared to 1995. As a percentage of average assets, total operating expenses amounted to 2.6% and 2.1% for 1996 and 1995 respectively.

                                  INCOME TAXES

     The income tax provisions amounted to $25,000, $71,000 and $74,000 during the fiscal years 1997, 1996 and 1995, respectively, which amounted to effective tax rates of 25.5%, 38.7% and 31.5% during these respective periods. See discussion of accounting and income tax issues in Note 12 in Notes to Financial Statements.

                        LIQUIDITY AND CAPITAL RESOURCES

     The Bank's primary sources of funds are deposits, proceeds from principal and interest payments on loans, mortgage-backed securities and investment securities. Should the Bank need additional sources of funds, borrowing could be utilized from the Federal Home Loan Bank. The Bank has not utilized borrowed funds in the last five years. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.
     The Bank's liquidity, represented by cash equivalents, is a product of its operating, investing and financing activities. These activities for the years ended March 31, 1997, 1996 and 1995 are summarized below:

                                                                 Years Ended March 31,
                                                              --------------------------
                                                               1997       1996      1995
                                                               ----       ----      ----
Consolidated Cash Flows                                              (in thousands)
-----------------------
Operating activities
  Net income                                                  $   74       113       161
Adjustment to reconcile net income to net cash
  provided by (used in) operating activities                     106        72        36
                                                              ------    ------    ------

Net cash provided by (used in) operating activities              180       185       197
Net cash provided by (used in) investing activities           (1,863)   (2,916)    1,919
Net cash provided by (used in) financing activities            1,613     1,677      (812)
                                                              ------     ------   ------
Net increase (decrease) in cash and cash equivalents             (70)   (1,054)    1,304
Cash and cash equivalents at beginning of year                 7,314     8,368     7,064
                                                              ------    ------    ------
Cash and cash equivalents at end of year                      $7,244    $7,314    $8,368
                                                              ======    ======    ======

     The primary investing activity of the Bank is the origination and purchase of loans and the purchase of mortgage-backed and investment securities. During the years ended March 31, 1997 and 1996 the Bank had a net increase in loans of approximately $2,620,000 and $3,717,000, and for the year ended March 31, 1995, the Bank had a net decrease in loans of approximately $3,673,000 (after principal repayments), respectively. Purchases of mortgage-backed and investment securities approximated $48,000, $0, and $0 respectively, in those same periods.

     Financing activities in the years ended March 31, 1997 and 1996 consisted of a net increase in total deposits of approximately $1,607,000 and $1,710,000, and for year ended March 31, 1995 a net decrease in total deposits of approximately $2,505,000. The Bank had no borrowed funds during these years.
     At March 31, 1997, the Bank had no outstanding loan commitments. Regulations require a savings institution to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 5% of the average daily balance of its net withdrawable deposits and short-term borrowings. In addition, short-term liquid assets currently must constitute 1% of the sum of net withdrawable deposit accounts plus short-term borrowings. Management's objectives and strategies for the Bank have consistently maintained liquidity levels in excess of regulatory requirements. At March 31, 1997 and 1996, the Bank's liquidity level was in excess of 27%.
     The Bank is also required to maintain specific amounts of capital pursuant to federal regulations. As of March 31, 1997 the Bank was in compliance with all regulatory capital requirements, with core (Tier 1) and risk-based (Tier 2) ratios of 11.20%, and 28.15%, well above the required ratios.

                    EFFECT OF INFLATION AND CHANGING PRICES

     The Financial Statements and related financial data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                                   STOCK DATA

     West Town Bancorp, Inc.'s common stock is traded over-the-counter through the National Daily Quotation System "Pink Sheet" published by the National Quotation Bureau, Inc. At March 31, 1997, the Company had 231,928 shares outstanding with a book value of $17.08 per share. The closing price of the stock on March 31, 1997 was $10.00 per share, or 58.5% of book value. Earnings per share for the year ended March 31, 1997 was $0.34.

                            STOCKHOLDER INFORMATION
                            -----------------------
                            CORPORATE HEADQUARTERS
                            West Town Savings Bank
                             4852 West 30th Street
                            Cicero, Illinois 60804
                                (708) 652-2000


                                GENERAL COUNSEL
                     Kemp, Grzelakowski & Lorenzini, Ltd.
                              Oak Brook, Illinois


                      STOCK TRANSFER AGENT AND REGISTRAR
                          First Bankers Trust Company
                            Broadway at 12th Street
                                 P.O. Box 3566
                          Quincy, Illinois 62305-3566
                                (217) 228-8060


                             INDEPENDENT AUDITORS
                         Cobitz, Vandenberg & Fennessy
                            Hickory Hills, Illinois


                             INVESTOR INFORMATION
        Stockholders, investors, and analysts interested in additional information may contact
                    Dennis B. Kosobucki, President and CEO,
                         at the corporate headquarters


                        ANNUAL MEETING OF STOCKHOLDERS
       The Annual Meeting of the Stockholders of West Town Bancorp, Inc.
      will be held at 1:00 p.m., July 9, 1997, at the following location:
                            Corporate Headquarters
                              4852 W. 30th Street
                            Cicero, Illinois 60804

               All Stockholders are cordially invited to attend.

       At April 30, 1997, the Corporation had 99 stockholders of record.

                            WEST TOWN BANCORP, INC.
                               AND SUBSIDIARIES
                               ----------------


                         Audited Financial Statements


                                March 31, 1997
                                --------------

                            WEST TOWN BANCORP, INC.
                               AND SUBSIDIARIES
                               ----------------

                                   Contents
                                   --------

                                                                           Page
                                                                           ----

Independent Auditors' Report ...........................................      1

Consolidated Statements of Financial Condition, as of March 31, 1997
  and 1996 .............................................................      2

Consolidated Statements of Income, years ended March 31, 1997, 1996
  and 1995 .............................................................      3

Consolidated Statements of Changes in Stockholders' Equity, three
  years ended March 31, 1997 ...........................................      4

Consolidated Statements of Cash Flows, years ended March 31, 1997,
  1996 and 1995 ........................................................      5

Notes to Consolidated Financial Statements .............................   6-22


                [LETTERHEAD OF COBITZ, VANDENBERG & FENNESSY]

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
West Town Bancorp, Inc.
Cicero, Illinois

     We have audited the consolidated statements of financial condition of West Town Bancorp, Inc. and subsidiaries as of March 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Town Bancorp, Inc. and its subsidiaries at March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ending March 31, 1997, in conformity with generally accepted accounting principles.

                                       /s/ Cobitz, Vandenberg & Fennessy

May 13, 1997
Hickory Hills, Illinois

                            WEST TOWN BANCORP, INC.
                                AND SUBSIDIARIES
                                ----------------

                 Consolidated Statements of Financial Condition


                                                                  March 31,
                                                           ------------------------
                                                              1997         1996
                                                              ----         ----
Assets
------

Cash and amounts due from
  depository institutions                                  $   718,157      596,646
Interest-bearing deposits                                    6,525,626    6,717,247
                                                           -----------   ----------
   Total cash and cash equivalents                           7,243,783    7,313,893
U.S. Government and agency obligations
  (fair value: 1997 - $1,082,000;
  1996 - $1,079,000) (note 2)                                1,100,315    1,101,740
Mortgage-backed securities (fair value:
  1997 - $2,465,000; 1996 - $3,057,000) (note 3)             2,494,292    3,086,260
Loans receivable (net of allowance for
  loan losses: 1997 - $40,171;
  1996 - $29,869) (note 4)                                  15,552,545   12,933,140
Real estate owned                                                    -      211,876
Stock in Federal Home Loan Bank of Chicago                     121,000      121,000
Accrued interest receivable (note 5)                           110,380      144,062
Office properties and equipment - net (note 6)                 199,529      218,008
Prepaid expenses and other assets (note 7)                     176,939      145,537
                                                           -----------   ----------

   Total assets                                             26,998,783   25,275,516
                                                           ===========   ==========

Liabilities and Stockholders' Equity
------------------------------------

Liabilities
-----------

Deposits (note 8)                                           22,816,474   21,208,719
Borrowed money (note 9)                                              -            -
Advance payments by borrowers for taxes
  and insurance                                                 41,914       48,033
Other liabilities (note 10)                                    176,834      176,760
                                                           -----------   ----------
   Total liabilities                                        23,035,222   21,433,512
                                                           -----------   ----------

Stockholders' Equity
--------------------

Preferred stock, $.01 par value; authorized
  100,000 shares; none outstanding                                   -            -
Common stock, $.01 par value; authorized
  400,000 shares; 231,928 shares issued and
  outstanding at March 31, 1997 and 230,818
  shares issued and outstanding at March 31, 1996                2,319        2,308
Additional paid-in capital                                   1,986,077    1,974,988
Retained earnings, substantially restricted                  2,137,485    2,063,536
Common stock acquired by Employee Stock Ownership Plan        (153,001)    (165,389)
Common stock awarded by Management Recognition Plan             (9,319)     (33,439)
                                                           -----------   ----------
   Total stockholders' equity (notes 13 and 14)              3,963,561    3,842,004
                                                           -----------   ----------

Commitments and contingencies (notes 15 and 16)

   Total liabilities and stockholders' equity              $26,998,783   25,275,516
                                                           ===========   ==========


See accompanying notes to consolidated financial statements.

                            WEST TOWN BANCORP, INC.
                                AND SUBSIDIARIES
                                ----------------

                       Consolidated Statements of Income

                                                     Years Ended March 31,
                                               ----------------------------------
                                                   1997        1996       1995
                                               ------------  ---------  ---------
Interest income:
  Loans                                         $1,084,447     831,579    815,589
  Mortgage-backed securities                       168,400     206,993    229,393
  Investment securities                             59,019      66,647     81,724
  Interest-bearing deposits                        373,258     455,679    343,379
  Dividends on FHLB stock                            8,238       8,915      8,038
                                                ----------   ---------  ---------
     Total interest income                       1,693,362   1,569,813  1,478,123
                                                ----------   ---------  ---------

Interest expense:
 Deposits                                          939,598     793,828    726,117
                                                ----------   ---------  ---------

     Net interest income before provision
      for loan losses                              753,764     775,985    752,006
Provision for loan losses (note 4)                  10,302      14,604     45,604
                                                ----------   ---------  ---------
     Net interest income after provision
      for loan losses                              743,462     761,381    706,402
                                                ----------   ---------  ---------

Non-interest income:
  Loan fees and service charges                      5,899      16,731      8,367
  Insurance commissions                                210         708        817
  Rental income                                      9,240       9,290      8,140
  Gain on sale of investment securities,
    available for sale                               3,178           -          -
  Loss on sale of real estate owned                 (5,282)          -          -
  Deposit related fees and other income             15,520      13,882     13,442
                                                ----------   ---------  ---------
     Total non-interest income                      28,765      40,611     30,766
                                                ----------   ---------  ---------

Non-interest expense:
  Compensation, employee benefits, and
    related expenses (note 11)                     298,911     324,117    258,486
  Advertising and promotion                         13,938      11,805     15,517
  Occupancy and equipment expenses (note 6)         77,082      74,649     70,695
  Data processing                                   34,044      34,296     39,345
  Federal deposit insurance premiums                26,461      45,331     49,669
  SAIF special assessment (note 17)                127,578           -          -
  Legal, audit, and examination services            48,865      44,938     21,280
  Provision for loss on real estate owned                -      15,000          -
  Other operating expenses                          46,079      67,954     46,592
                                                ----------   ---------  ---------
     Total non-interest expense                    672,958     618,090    501,584
                                                ----------   ---------  ---------

Net income before income taxes                      99,269     183,902    235,584

Provision for income taxes (note 12)                25,320      71,194     74,094
                                                ----------   ---------  ---------

     Net income                                 $   73,949     112,708    161,490
                                                ==========   =========  =========


Earnings per share - primary                    $      .34         .53        .79
                                                ----------   ---------  ---------

Earnings per share - fully diluted              $      .34         .53        .79
                                                ----------   ---------  ---------

Dividends declared per common share             $        -           -          -
                                                ----------   ---------  ---------



See accompanying notes to consolidated financial statements.

                            WEST TOWN BANCORP, INC.
                                AND SUBSIDIARIES
                                ----------------

           Consolidated Statements of Changes in Stockholders' Equity

                        Three Years Ended March 31, 1997
                                ----------------

                                                                          Common      Common
                                             Additional                   Stock        Stock
                                  Common      Paid-In      Retained      Acquired     Awarded
                                  Stock       Capital      Earnings      by ESOP      by MRP       Total
                                  ------    ----------    ----------     --------     ------       -----
Balance at March 31, 1994        $  -            -         1,789,338         -          -       1,789,338

 Additions for the year ended
  March 31, 1995:

 Net income                                                  161,490         -                    161,490

 Net proceeds of common stock
   issued in stock conversion      2,219   1,886,297                    (177,550)               1,710,966

Contribution to fund ESOP loan                                               892                      892
                                 -------   ---------      ----------    --------     -------    ---------
Balance at March 31, 1995          2,219   1,886,297       1,950,828    (176,658)        -      3,662,686

 Additions for the year ended
  March 31, 1996:

 Net income                                                  112,708                              112,708

 Common stock issued to MRP           89      88,691                                 (88,780)        -

 Amortization of award of MRP                                                         55,341       55,341

 Contribution to fund ESOP loan                                           11,269                   11,269
                                 -------   ---------      ----------    --------     -------    ---------
Balance at March 31, 1996          2,308   1,974,988       2,063,536    (165,389)    (33,439)   3,842,004


 Additions for the year ended
  March 31, 1997:

 Net income                                                   73,949                               73,949

 Exercise of stock options            11      11,089                                               11,100

 Amortization of award of MRP                                                         24,120       24,120

 Contribution to fund ESOP loan                                           12,388                   12,388
                                 -------   ---------      ----------    --------     -------    ---------
Balance at March 31, 1997        $ 2,319   1,986,077       2,137,485    (153,001)     (9,319)   3,963,561
                                 =======   =========      ==========    ========     =======    =========


See accompanying notes to consolidated financial statements.

                            WEST TOWN BANCORP, INC.
                                AND SUBSIDIARIES
                                ----------------

                     Consolidated Statements of Cash Flows

                                                                         Years Ended March 31,
                                                               -----------------------------------------
                                                                    1997           1996         1995
                                                                    ----           ----         ----
Cash flows from operating activities:
  Net income                                                      $   73,949       112,708      161,490
   Adjustments to reconcile net income to net cash
    from operating activities:
     Depreciation                                                     24,316        23,144       25,639
     Amortization of cost of stock benefit plans                      36,508        66,610          892
     Amortization of investment premiums and discounts                 1,425         1,425        1,290
     Gain on sale of investment securities,
       available for sale                                             (3,178)            -            -
     Loss on sale of real estate owned                                 5,282             -            -
     Provision for loan losses                                        10,302        14,604       45,604
     Provision for loss on real estate owned                               -        15,000            -
     Federal Home Loan Bank stock dividend                                 -             -       (2,000)
     Increase (decrease) in deferred income                           29,308       (13,531)     (13,573)
     (Increase) decrease in current and deferred federal
       and state income taxes                                        (25,899)       38,148       13,630
     Decrease (increase) in accrued interest receivable               33,682       (56,130)      (4,472)
     Increase in accrued interest payable                             17,278        34,286          559
     Change in prepaid and accrued items, net                        (22,707)      (50,935)     (31,581)
                                                                  ----------     ---------   ----------

Net cash provided by operating activities                            180,266       185,329      197,478
                                                                  ----------     ---------   ----------

Cash flows from investing activities:
     Purchase of investment securities, available for sale           (47,790)            -            -
     Proceeds from maturities of investment securities                     -       300,000      200,000
     Proceeds from repayments of mortgage-backed securities          591,968       497,732      503,949
     Proceeds from Federal Home Loan Bank stock redemption                 -        12,300            -
     Proceeds from sale of investment securities,
       available for sale                                             50,968             -            -
     Disbursements for loans originated or purchased              (4,967,597)   (5,918,457)   (1,522,638)
     Loan repayments                                               2,008,974     2,200,744    2,744,161
     Participation loans sold                                        299,608             -            -
     Property and equipment expenditures                              (5,837)       (6,124)      (6,332)
     Real estate owned expenditures                                        -        (2,876)           -
     Proceeds from sale of real estate owned                         206,594             -            -
                                                                  ----------     ---------   ----------

Net cash provided by (for) investing activities                   (1,863,112)   (2,916,681)   1,919,140
                                                                  ----------     ---------   ----------

Cash flows from financing activities:
     Net proceeds from sale of common stock                                -             -    1,710,966
     Proceeds from exercise of stock options                          11,100             -            -
     Deposit receipts                                              9,762,829     9,882,824   11,368,764
     Deposit withdrawals                                          (8,755,715)   (8,757,271) (14,429,295)
     Interest credited to deposit accounts                           600,641       583,881      555,834
     Decrease in advance payments by
      borrowers for taxes and insurance                               (6,119)      (32,337)     (18,603)
                                                                  ----------     ---------   ----------

Net cash provided by (for) financing activities                    1,612,736     1,677,097     (812,334)
                                                                  ----------     ---------   ----------

Increase (decrease) in cash and cash equivalents                     (70,110)   (1,054,255)   1,304,284
Cash and cash equivalents at beginning of year                     7,313,893     8,368,148    7,063,864
                                                                  ----------     ---------   ----------

Cash and cash equivalents at end of year                          $7,243,783     7,313,893    8,368,148
                                                                  ==========     =========   ==========

Cash paid during the year for:
    Interest                                                      $  922,320       759,542      725,558
    Income taxes                                                      51,219        33,046       61,726
Non-cash investing activities:
    Transfer of loans to real estate owned                                 -             -      317,057
                                                                  ==========     =========   ==========



See accompanying notes to consolidated financial statements.

                            WEST TOWN BANCORP, INC.
                                AND SUBSIDIARIES
                                ----------------

                   Notes to Consolidated Financial Statements


1)   Summary of Significant Accounting Policies
     ------------------------------------------

     West Town Bancorp, Inc. (the "Company") is a Delaware corporation incorporated on May 6, 1994 for the purpose of becoming the savings bank holding company for West Town Savings Bank (the "Bank"). On March 1, 1995, the Bank converted from a mutual to a stock form of ownership, and the Company completed its initial public offering, and with a portion of the net proceeds acquired all of the issued and outstanding capital stock of the Bank.

     The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practice within the thrift industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

     Principles of Consolidation
     ---------------------------

     The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, West Town Savings Bank and the Bank's wholly owned subsidiary, West Town Insurance Agency, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

     Investment Securities
     ---------------------

     Investment securities are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for investments the Company has the positive intent and ability to hold to maturity.

     SFAS 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. Held to maturity securities are measured at amortized cost. Unrealized gains and losses on trading securities are included in income. Unrealized gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders' equity.

     The Company, from time to time, invests in equity securities which it designates as available for sale, and records at their current fair values. During the current year, the Company purchased and subsequently sold these securities, realizing gross proceeds of $50,968 and gains of $3,178.

     United States Government and Agency Securities
     ----------------------------------------------

     These securities are carried at cost, and adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted into income using the level-yield method. These securities are not carried at fair value because the Company has both the ability and the intent to hold them to maturity.

     Mortgage-Backed Securities

     Mortgage-backed securities are carried at cost, and adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted into income using the level-yield method. These securities are not carried at fair value because the Company has both the ability and the intent to hold them to maturity.

     Loans Receivable and Related Fees

     Loans are stated at the principal amount outstanding, net of loans in process, deferred fees and the allowance for losses. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on non-accrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is charged against current income.

     Loan origination fees are being deferred in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and amortized into interest income as an adjustment of yield.

     The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Substantially all of the Company's lending is excluded from the provisions of SFAS 114 and SFAS 118.

     Under these statements, of the remaining loans which are evaluated for impairment (a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement), there were no material amounts of loans which met the definition of an impaired loan during the year ended March 31, 1997 and no loans to be evaluated for impairment at March 31, 1997.

     Allowance for Loan Losses

     The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors which, in management's judgement, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans, and economic conditions.

     Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses. Such agencies may require the Company to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

     Real Estate Owned

     Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at the lower of fair value minus estimated costs to sell or the acquisition cost. Valuations are periodically performed by management and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated costs to sell.

     Depreciation

     Depreciation of office properties and equipment is accumulated on the straight line basis over the estimated lives of the various assets.

     Income Taxes

     The Company files a consolidated federal income tax return with its subsidiaries. The provision for federal and state taxes on income is based on earnings reported in the financial statements. Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.

     Consolidated Statements of Cash Flows

     For the purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, and interest-bearing deposits in other financial institutions.

     Earnings per Share

     Earnings per share for the year ended March 31, 1997 was determined by dividing net income for the year by 215,491, the weighted average number of both primary and fully diluted shares of common stock and common stock equivalents outstanding. Stock options are regarded as common stock equivalents and are therefore considered in both primary and fully diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method. ESOP shares not committed to be released to participants are not considered outstanding for purposes of computing earnings per share amounts.

2)   United States Government and Agency Obligations

     These securities are summarized as follows:

                                                                          Gross        Gross
                                                           Amortized    Unrealized   Unrealized     Fair
                                                              Cost        Gains        Losses       Value
                                                           ----------   ----------   ----------   ---------
     March 31, 1997
     --------------
         United States Government and agency securities    $1,100,315      1,230       19,545     1,082,000
                                                           ==========      =====       ======     =========

         Weighted average interest rate                          5.44%
                                                                 ====


     March 31, 1996
     --------------
         United States Government and agency securities    $1,101,740      3,510       26,250     1,079,000
                                                           ==========      =====       ======     =========

         Weighted average interest rate                          5.30%
                                                                 ====

     The contractual maturity of the above investments are summarized as follows:

                                                         March 31, 1997             March 31, 1996
                                                     ----------------------     ---------------------
                                                     Amortized      Fair        Amortized     Fair
     Term to Maturity                                   Cost        Value          Cost       Value
     ----------------                                ----------   ---------     ---------   ---------
         Due in one year or less                     $  600,315     601,545             -           -
         Due after one year through five years          500,000     480,455     1,101,740   1,079,000
                                                     ----------   ---------     ---------   ---------
                                                     $1,100,315   1,082,000     1,101,740   1,079,000
                                                     ==========   =========     =========   =========

3)   Mortgage-Backed Securities

     Mortgage-backed securities are summarized as follows:

                                                   Gross       Gross
                                      Amortized  Unrealized  Unrealized    Fair
                                         Cost      Gains       Losses      Value
                                      ---------  ----------  ----------  ---------
     March 31, 1997
     --------------

       Participation Certificates:

         FHLMC                        $1,145,089     3,475     21,764    1,126,800
         GNMA                            433,356    26,244       -         459,600
         FNMA                            915,847      -        37,247      878,600
                                      ----------    ------     ------    ---------

                                      $2,494,292    29,719     59,011    2,465,000
                                      ==========    ======     ======    =========


     Weighted average interest rate         6.33%
                                            ====


     March 31, 1996
     --------------

       Participation Certificates:

         FHLMC                        $1,497,326     5,442     32,268    1,470,500
         GNMA                            474,991    34,135        126      509,000
         FNMA                          1,113,943      -        36,443    1,077,500
                                      ----------    ------     ------    ---------

                                      $3,086,260    39,577     68,837    3,057,000
                                      ==========    ======     ======    =========


     Weighted average interest rate         6.33%
                                            ====

4)   Loans Receivable

     Loans receivable are summarized as follows:

                                                 March 31,
                                          ------------------------
                                              1997         1996
                                              ----         ----
     Mortgage loans:
        One- to Four- family               $14,525,099  12,182,736
        Multi-family                           523,713     620,102
        Nonresidential                          95,429     138,426
        Construction                         1,700,392           -
                                           -----------  ----------

     Total mortgage loans                   16,844,633  12,941,264
                                           -----------  ----------

     Other loans:
        Loans on deposit accounts               21,277       9,375
        Consumer                               132,358      48,910
                                           -----------  ----------

     Total other loans                         153,635      58,285
                                           -----------  ----------

     Total loans receivable                 16,998,268  12,999,549
                                           -----------  ----------

     Less:
        Loans in process                     1,348,677       8,973
        Deferred loan fees and discounts,
         net of premiums                        56,875      27,567
        Allowance for loan losses               40,171      29,869
                                           -----------  ----------

     Loans receivable, net                 $15,552,545  12,933,140
                                           ===========  ==========

     Weighted average interest rate               7.74%       7.72%
                                                  ====        ====



     There were no loans delinquent three months or more and non-accruing at March 31, 1997 or March 31, 1996.


     Activity in the allowance for loan losses is summarized as follows:

                                     Years Ended March 31,
                                   ------------------------
                                    1997     1996     1995
                                    ----     ----     ----

     Balance, beginning of year    $29,869  15,265   62,718

     Provision for loan losses      10,302  14,604   45,604

     Charge-offs                         -       -  (93,057)
                                   -------  ------  -------
     Balance, end of year          $40,171  29,869   15,265
                                   =======  ======  =======


     The Bank has pledged $996,144 in single-family mortgage loans as collateral to secure deposits in excess of Federal Deposit Insurance Corporation insurance limitations. The balances of these loans are at least 110% of the non-insured deposits at March 31, 1997, in accordance with the terms of the executed collateralization agreements with various depositors.

5)   Accrued Interest Receivable

     Accrued interest receivable is summarized as follows:

                                                      March 31,
                                                --------------------
                                                  1997         1996
                                                  ----         ----


     Interest-bearing deposits                  $ 11,669      36,334
     U.S. Government and agency obligations       12,265      12,265
     Mortgage-backed securities                   19,081      23,986
     Loans receivable                             65,351      69,341
     Other                                         2,014       2,136
                                                --------     -------
                                                $110,380     144,062
                                                ========     =======


6)   Office Properties and Equipment

     Office properties and equipment are summarized as follows:

                                                  March 31,
                                             -------------------
                                               1997        1996
                                               ----        ----

     Cost:
        Land                                 $  25,532    25,532
        Office Building                        360,689   360,689
        Parking lot                             65,942    65,942
        Furniture, fixtures and equipment      115,684   109,847
        Automobile                              16,865    16,865
                                             ---------   -------
                                               584,712   578,875

     Less accumulated depreciation             385,183   360,867
                                             ---------   -------
                                             $ 199,529   218,008
                                             =========   =======



     Depreciation of office properties and equipment for the years ended March 31, 1997, 1996 and 1995 amounted to $24,316, $23,144 and $25,639 respectively.


7)   Prepaid Expenses and Other Assets

     Prepaid expenses and other assets consist of the following:

                                                          March 31,
                                                    ---------------------
                                                       1997         1996
                                                       ----         ----

     Prepaid insurance                              $  18,058      28,683
     Other prepaid expenses                             6,214       6,458
     Cash surrender value of corporate-owned
       life insurance                                  21,338      14,075
     Amounts due on loans serviced by others          113,335      95,548
     Current federal and state income tax
       overpayment - net                               12,589           -
     Other                                              5,405         773
                                                    ---------     -------
                                                    $ 176,939     145,537
                                                    =========     =======

8)   Deposits

     Deposit accounts are summarized as follows:

                                   March 31,
                           -----------------------
                               1997        1996
                               ----        ----

     Passbook accounts     $ 6,992,005   7,915,460
     Certificates           15,824,469  13,293,259
                           -----------  ----------
       Total               $22,816,474  21,208,719
                           ===========  ==========

     The composition of deposit accounts by interest rate is as follows:

                                      March 31,
                              -----------------------
                                 1997         1996
                                 ----         ----

     Non-interest bearing     $       920         438
     2.00 - 2.99%               6,991,085   7,915,022
     3.00 - 3.99                   54,291      14,143
     4.00 - 4.99                3,227,071   4,458,313
     5.00 - 5.99                6,807,620   4,968,196
     6.00 - 6.99                5,721,704   3,839,394
     7.00 - 8.00                   13,783      13,213
                              -----------  ----------

       Total                  $22,816,474  21,208,719
                              ===========  ==========

     The weighted average interest rate on deposit accounts at March 31, 1997 and 1996 was 4.56% and 4.27% respectively.

     A summary of certificates of deposit that mature during the twelve-month periods indicated is as follows:

                                                          March 31,
                                                  -----------------------
                                                      1997         1996
                                                      ----         ----

     Twelve month period ended March 31, 1997     $      -     11,002,071
     Twelve month period ended March 31, 1998      13,457,530   1,713,493
     Twelve month period ended March 31, 1999       1,695,293     316,645
     Twelve month period ended March 31, 2000         415,516     204,768
     Twelve month period ended March 31, 2001          53,770      56,282
     Twelve month period ended March 31, 2002
       and thereafter                                 202,360           -
                                                  -----------  ----------

       Total                                      $15,824,469  13,293,259
                                                  ===========  ==========

     Interest expense on deposits consists of the following:

                                      Years Ended March 31,
                                    --------------------------
                                      1997     1996     1995
                                      ----     ----     ----


     Passbooks                      $191,399  214,908  255,583
     Certificates                    748,199  578,920  470,534
                                    --------  -------  -------

       Total                        $939,598  793,828  726,117
                                    ========  =======  =======

     The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $4,306,000 and $4,244,000 at March 31, 1997 and 1996 respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

9)   Borrowed Money

     In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a $177,550 loan from the Company. The loan carries an interest rate of nine and one-half percent and matures in the year 2005. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan.

10)  Other Liabilities

     Other liabilities include the following:

                                                                            March 31,
                                                                       -------------------
                                                                         1997       1996
                                                                         ----       ----
     Accrued interest on deposits                                      $ 95,721     78,443
     Accrued real estate taxes                                           16,487     23,568
     Accrued audit fees                                                  18,255     12,300
     Current federal and state income tax liability - net                     -      9,737
     Deferred income tax liability (a)                                   19,809     23,382
     Other accounts payable                                              26,562     29,330
                                                                       --------    -------
                                                                       $176,834    176,760
                                                                       ========    =======



     (a) The approximate tax effect of temporary differences that give rise to the Bank's net deferred tax liability at March 31, 1997 and 1996 under SFAS 109 is as follows:

                                                       Assets      Liabilities     Net
                                                       ------      -----------     ---
          March 31, 1997
          --------------
          Loan fees deferred for
           financial reporting purposes                $ 3,118            -        3,118
          Accelerated depreciation for
           tax purposes                                      -       (4,261)      (4,261)
          Bad debt reserves established
           for financial reporting purposes             14,443            -       14,443
          Increases to tax bad debt reserves
           since April 1, 1988                               -      (46,395)     (46,395)
          Nondeductible incentive plan expenses         13,286            -       13,286
                                                       -------      -------      -------
                  Total                                $30,847      (50,656)     (19,809)
                                                       =======      =======      =======


          March 31, 1996
          --------------
          Loan fees deferred for
           financial reporting purposes                $ 4,596            -        4,596
          Accelerated depreciation for
           tax purposes                                      -       (4,845)      (4,845)
          Bad debt reserves established
           for financial reporting purposes             10,739            -       10,739
          Increases to tax bad debt reserves
           since April 1, 1988                               -      (46,395)     (46,395)
          Nondeductible incentive plan expenses         12,523            -       12,523
                                                       -------      -------      -------
                  Total                                $27,858      (51,240)     (23,382)
                                                       =======      =======      =======

11)  Officer, Director and Employee Plans

     Stock Option Plan

     On July 12, 1995, the stockholders of the Company approved the West Town Bancorp, Inc. Stock Option Plan. This is an incentive stock option plan for the benefit of the officers and employees of the Company and its affiliates and a directors' stock option plan for the benefit of outside directors of the Company. The number of shares authorized under the Plan is 22,194, equal to 10.0% of the total number of shares issued in the Conversion. On July 12, 1995, 14,875 options were granted at $10.00 per share, exercisable at a rate of 20% per year, and expiring ten years from the date of grant, while 7,319 options were reserved for future grants. The following is an analysis of the stock option activity for each of the years in the three year period ended March 31, 1997 and the stock options outstanding at the end of the respective periods:

                                                     Exercise Price
                                                  ---------------------
                                       Number
     Options                         of Shares    Per Share    Total
     -------                         ----------   ---------  ----------

     Outstanding at April 1, 1995             -      $    -   $      -
     Granted                             14,875       10.00    148,750
     Exercised                                0
     Forfeited                                0
                                         ------

     Outstanding at March 31, 1996       14,875       10.00    148,750
     Granted                              1,758       10.00     17,580
     Exercised                           (1,110)      10.00    (11,100)
     Forfeited                                0
                                         ------

     Outstanding at March 31, 1997       15,523      $10.00   $155,230
                                         ======      ======   ========

     Exercisable at March 31, 1997        3,105      $10.00   $ 31,050
                                         ======      ======   ========

     Options available for future
       grants at March 31, 1997           5,561
                                         ======

     The Bank has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Bank's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Bank implemented SFAS No. 123 "Accounting for Stock-Based Compensation" during the year ended March 31, 1997. The Bank will retain its current accounting method for its stock based compensation plans. This statement will only result in additional disclosures for the Bank, and as such, its adoption did not, nor is it expected to have, a material impact on the Bank's financial condition or its results of operations. The impact on pro forma net income and earnings per share are immaterial because the fair value of the Company's common stock at March 31, 1997 and 1996 approximated the option exercise price of $10.00 per share.

     Employee Stock Ownership Plan

     In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 21. The ESOP borrowed $177,550 from the Company and purchased 17,755 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $27,569, $27,569 and 2,297 for the years ended March 31, 1997, 1996 and 1995, respectively.

     On November 22, 1993, the AICPA issued Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP No. 93-6"). SOP No. 93-6 provides guidance for accounting for all ESOPs. SOP No. 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP No. 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expenses based on the amount of the employer's contributions to the ESOP. SOP No. 93-6 is effective for fiscal years beginning after December 31, 1992. The application of SOP No. 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. Compensation expense for the years ended March 31, 1997, 1996 and 1995 was not affected by the implementation of this accounting principle due to the fact that the fair value of the Company's common stock at March 31, 1997, 1996 and 1995 approximated its initial public offering price of $10.00 per share.

     Management Recognition Plan

     In conjunction with the Conversion, the Company formed a Management Development and Recognition Plan ("MRP"), which was authorized to issue 4% of the total number of shares of common stock issued in the Conversion. Such additional shares, totaling 8,878, were issued from authorized but previously unissued shares. The Plan was established to award shares to directors and to employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. On July 12, 1995, 6,149 shares were awarded, and will vest at a rate of 33.3% per year, while 2,729 shares are reserved for future awards.

     The fair value of the shares issued to the MRP in July of 1995 totaled $88,780. Such amount is being amortized to compensation expense as the plan participants become vested in those shares. For the years ended March 31, 1997 and 1996, $24,120 and $55,341 was amortized to expense respectively. The unamortized amount, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity.

12)  Income Taxes

     The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

     Among the provisions of SFAS 109 which impact the Company is the tax treatment of bad debt reserves. SFAS 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increases in the tax bad debt reserve for years beginning after January 1, 1988, the effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at March 31, 1997 includes approximately $412,000 for which no deferred federal income tax liability has been recognized.

     The provision for income taxes consists of the following:

                                                   Years Ended March 31,
                                               ----------------------------
                                                 1997       1996     1995
                                               --------  --------  --------

      Current                                   $28,893    79,028    54,309
      Deferred (benefit)                         (3,573)   (7,834)   19,785
                                                -------    ------    ------

                                                $25,320    71,194    74,094
                                                =======    ======    ======

  A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                  Years Ended March 31,
                                               ----------------------------
                                                 1997       1996     1995
                                               --------   --------  -------

  Statutory federal income tax rate                34.0%      34.0     34.0
  Surtax exemption                                (11.2)       (.5)    (4.0)
  State income tax                                  2.4        5.2      4.6
  Other                                              .3          -     (3.1)
                                                  -----       ----     ----

      Effective income tax rate                    25.5%      38.7     31.5
                                                  =====       ====     ====

  Deferred income tax expense (benefit) consists of the following tax effects of timing differences:

                                                   Years Ended March 31,
                                               ----------------------------
                                                 1997       1996     1995
                                               --------   --------  -------

     Loan fees                                  $ 1,478      4,441    5,445
     Difference between tax bad debt deduction
       and book loan loss provision              (3,704)    (1,569)  18,792
     Compensation related expenses                 (763)   (12,523)       -
     Other                                         (584)     1,817   (4,452)
                                                -------    -------   ------

                                                $(3,573)    (7,834)  19,785
                                                =======    =======   ======

13)  Stockholders' Equity and Capital Requirements


     Capital standards require savings banks to satisfy two separate capital requirements. Under these standards, savings banks must maintain "core" (Tier 1) capital equal to 3.0% of adjusted total assets, and a combination of core and "supplementary" (Tier 2) capital equal to 8.0% of "risk-weighted" assets. For purposes of the regulation, the core capital of West Town Savings Bank is defined as stockholders' equity, adjusted for investments in non-includable subsidiaries. Adjusted total assets are the Bank's total assets as determined under generally accepted accounting principles, adjusted for assets of non-includable subsidiaries.

     In determining compliance with the risk-based capital requirement, the Bank is allowed to use both core capital and supplementary capital provided the amount of supplementary capital used does not exceed the Bank's core capital. Supplementary capital of West Town Savings Bank is defined to include all of the Bank's general loss allowances. The risk-based capital requirement is measured against risk-weighted assets which equals the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight.

     At March 31, 1997, the Bank's regulatory equity capital was as follows:

                                                  Core      Risk-based
                                                 Capital      Capital
                                               -----------  ----------
     Stockholders' equity                       $2,928,824    2,928,824
     Investment in nonincludable subsidiary         (4,495)      (4,495)
     General loss allowances                             -       40,171
                                                ----------    ---------
     Regulatory capital computed                 2,924,329    2,964,500
     Minimum capital requirement                   783,580      842,480
                                                ----------    ---------
        Regulatory capital excess               $2,140,749    2,122,020
                                                ==========    =========
     Computed capital ratio                          11.20%       28.15%
     Minimum required capital ratio                   3.00         8.00
                                                ----------    ---------
        Regulatory capital excess                     8.20%       20.15%
                                                ==========    =========

14)  Stockholders' Equity

     As part of the Conversion, the Bank established a liquidation account for the benefit of all eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

     In addition the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholder's equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

     Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company's source of funds for future dividends may depend upon dividends received by the Company from the Bank.

15)  Financial Instruments with Off-Balance Sheet Risk

     The Company is a party to various transactions with off-balance sheet risk in the normal course of business. These transactions are primarily commitments to originate loans and to purchase investment and mortgage-backed securities. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.

     There were no outstanding commitments to originate mortgage loans at March 31, 1997. Because the credit worthiness of each customer is reviewed prior to extension of a commitment, the Bank adequately controls their credit risk on their commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Chicagoland area in which it serves. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

     Also, at March 31, 1997, the Company had no outstanding commitments to purchase or sell securities.

16)  Contingencies

     The Bank is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

17)  SAIF Special Assessment and its Impact on SAIF Insurance Premiums

     The deposits of savings associations, such as West Town Savings Bank, are presently insured by the Savings Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF"), are the two insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"). Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September, 1996.

     The legislation required a special one-time assessment of 65.7 cents per $100 of SAIF insured deposits held by the Bank at March 31, 1995. The one-time special assessment resulted in a charge to earnings of approximately $128,000 during the year ended March 31, 1997. The after-tax effect of this one-time charge to earnings totaled approximately $83,000. The legislation is intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits are charged the same FDIC premiums beginning January 1, 1997. As of such date, deposit insurance premiums for highly rated institutions, such as the Bank, will be substantially reduced.

     The Bank, however, will continue to be subject to an assessment to fund repayment of the Financing Corporation's ("FICO") obligations. The FICO assessment for SAIF insured institutions will be 6.48 cents per $100 of deposits while BIF insured institutions will pay 1.30 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions. Accordingly, as a result of the reduction of the SAIF assessment and the resulting FICO assessment, the annual after-tax decrease in assessment costs is expected to be approximately $24,000 based upon a March 31, 1997 assessment base.

18)  Disclosures About the Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents: For cash and interest-bearing deposits, the carrying amount is a reasonable estimate of fair value.

     U.S. Government and agency obligations: Fair values for securities are based on quoted market prices as published in financial publications.

     Mortgage-backed securities: Fair values for mortgage-backed securities are based on average quotes received from a third-party broker.

     Loans receivable: The fair values of mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and collateral to borrowers of similar credit quality.

     Deposit liabilities: The fair value of savings accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar original maturities.

     Financial instruments with off-balance sheet risk: Fair values of the Company's off-balance sheet financial instruments, which consist of loan commitments, are based on fees charged to enter into these agreements. As the Company currently charges no fees on these instruments, no estimate of fair value has been made.


     The estimated fair values of the Company's financial instruments as of March 31, 1997 and 1996 are as follows:


                                                    March 31, 1997
                                                -----------------------
                                                 Carrying       Fair
                                                  Amount        Value
                                                -----------  ----------

     Financial assets:
      Cash and cash equivalents                 $ 7,243,783   7,243,783
      U.S. Government and agency obligations      1,100,315   1,082,000
      Mortgage-backed securities                  2,494,292   2,465,000
      Loans receivable, gross                    16,998,268  17,103,000

     Financial liabilities:
      Deposits                                   22,816,474  22,879,000


                                                    March 31, 1996
                                                -----------------------
                                                 Carrying       Fair
                                                  Amount        Value
                                                -----------  ----------

     Financial assets:
      Cash and cash equivalents                 $ 7,313,893   7,313,893
      U.S. Government and agency obligations      1,101,740   1,079,000
      Mortgage-backed securities                  3,086,260   3,057,000
      Loans receivable, gross                    12,999,549  13,139,000

     Financial liabilities:
      Deposits                                   21,208,719  21,282,000

19)  Condensed Parent Company Only Financial Statements

     The following condensed statement of financial condition, as of March 31, 1997 and 1996, and condensed statements of income and cash flows for the years ended March 31, 1997 and 1996, and the period from March 1, 1995 to March 31, 1995 for West Town Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.


                       Statements of Financial Condition
                       ---------------------------------

                                                                   March 31,
                                                         ---------------------------
                                                             1997           1996
                                                             ----           ----
  Assets
  ------

  Cash and cash equivalents                               $  805,037         822,742
  Loans receivable                                           227,903         165,389
  Accrued interest receivable                                  1,079           4,081
  Equity investment in subsidiaries                        3,081,825       3,016,410
  Other assets                                                13,286               -
                                                          ----------       ---------
                                                           4,129,130       4,008,622
                                                          ==========       =========


  Liabilities and Stockholders' Equity
  ------------------------------------
  Accrued taxes and other liabilities                         12,568           1,229
  Common stock                                                 2,319           2,308
  Additional paid-in capital                               1,986,077       1,974,988
  Retained earnings                                        2,137,485       2,063,536
  Common stock awarded by Management
   Recognition Plan                                           (9,319)        (33,439)
                                                          ----------       ---------
                                                          $4,129,130       4,008,622
                                                          ==========       =========



                              Statements of Income
                              --------------------

                                                                         Period From
                                                Years Ended March 31,   March 1, 1995
                                               ----------------------    to March 31,
                                                  1997         1996         1995
                                                  ----         ----     -------------

  Interest income                               $ 60,081      62,359          10,900
  Gain on sale of investment securities,
    available for sale                             3,178           -               -
  Non-interest expense                           (45,341)    (85,990)              -
                                                --------     -------          ------

  Net income (loss) before income taxes
    and equity in earnings of subsidiaries        17,918     (23,631)         10,900
  Benefit of (provision for) income taxes         (9,384)      7,915          (3,800)
                                                --------     -------          ------

  Net income (loss) before equity
    in earnings of subsidiaries                    8,534     (15,716)          7,100
  Equity in earnings of subsidiaries              65,415     128,424           9,775
                                                --------     -------          ------

  Net income                                    $ 73,949     112,708          16,875
                                                ========     =======          ======

                           Statements of Cash Flows
                           ------------------------




                                                                            Period From
                                                  Years Ended March 31,    March 1, 1995
                                                 -----------------------    to March 31,
                                                    1997         1996           1995
                                                 -----------  ----------   --------------
  Operating activities:
    Net income                                     $ 73,949     112,708          16,875
    Equity in earnings of subsidiaries              (65,415)   (128,424)         (9,775)
    Gain on sale of investment securities,
      available for sale                             (3,178)          -               -
    Decrease (increase) in accrued
      interest receivable                             3,002      (4,081)              -
    Change in prepaid and accrued items, net         (1,947)    (12,571)         13,800
    Cost of stock benefit plan                       24,120      55,341               -
                                                   --------    --------      ----------

  Net cash provided by operating activities          30,531      22,973          20,900
                                                   --------    --------      ----------

  Investing activities:
    Purchase of capital stock of subsidiaries             -           -        (944,258)
    Purchase of investment securities,
      available for sale                            (47,790)          -               -
    Proceeds from sale of investment
      securities, available for sale                 50,968           -               -
    Loan disbursements                              (74,902)          -        (177,550)
    Loan repayments                                  12,388      11,269             892
                                                   --------    --------      ----------

  Net cash provided by (for)
     investing activities                           (59,336)     11,269      (1,120,916)
                                                   --------    --------      ----------

  Financing activities:
    Proceeds from exercise of stock options          11,100           -               -
    Net proceeds from sale of common stock                -           -       1,888,516
                                                   --------    --------      ----------

  Net cash provided by financing activities          11,100           -       1,888,516
                                                   --------    --------      ----------

  (Decrease) increase in cash and
     cash equivalents                               (17,705)     34,242         788,500

  Cash and cash equivalents at
     beginning of period                            822,742     788,500               -
                                                   --------    --------      ----------

  Cash and cash equivalents at
     end of period                                 $805,037     822,742         788,500
                                                   ========    ========      ==========