Form 10-K405, Exhibit 13
period 1998-03-31
WEST TOWN BANCORP INC
filed 1998-06-10
CIK 926867

                            WEST TOWN BANCORP, INC.
                                 ANNUAL REPORT


                                MARCH 31, 1998

                               TABLE OF CONTENTS



     Financial Highlights                                               2

     Letter to Our Stockholders                                         3

     Directors and Officers                                             6

     Our Commitment To You                                              7

     Selected Financial Data                                           10

     Management's Discussion and Analysis of
       Financial Condition and Results of Operations                   13

     Stock Data                                                        28

     Stockholder Information                                           29

     Report of Independent Auditors and Financial
       Statements of West Town Bancorp, Inc. and                      F-1
       Subsidiaries

     Notes to Financial Statements                                    F-6

                             FINANCIAL HIGHLIGHTS



                                              At or for the year ended March 31,

(Dollars in Thousands)                              1998        1997       1996
                                                    ----        ----       ----

-------------------------------------------------------------------------------

FOR THE YEAR:
-------------
Net interest income                                   746        754        776
Net income                                            142         74        113
Return on average equity                             3.56%      1.90%      3.00%
Return on average assets                             0.50%      0.29%      0.48%

AT YEAR END:
------------

Total Assets                                       29,546     26,999     25,276
Loans Receivable, net                              18,452     15,553     12,933
Interest earning assets                            27,636     25,794     23,959
Interest bearing liabilities                       25,264     22,816     21,209
Non-performing assets                                  96          0        212
Allowance for loan losses                              46         40         30

Book Value Per Share                                18.05      17.09      16.57
-------------------------------------------------------------------------------

     To Our Shareholders

     The management, directors, and employees of West Town Bancorp, Inc. (the "Company") met the challenges presented by the year's economy and delivered another year of profitable performance. Our fiscal year ended March 31, 1998 was our fourth year as a productive public company and our subsidiary West Town Savings Bank's (the "Bank") seventy-sixth year in the financial services industry. Shareholder value as well as our book value remains at an all-time high.

     Total assets increased to $29,545,516 at March 31, 1998 from $26,998,783 at March 31, 1997, an increase of $2,546,733. Loans receivable, primarily mortgages, increased $2,899,085 to $18,451,630 at the end of fiscal year 1998, from $15,552,545 at the end of 1997. Even with this increased lending activity, the Bank had one loan totalling $96,100 that was delinquent three months or more at March 31, 1998.

     Net income for fiscal 1998 was $142,177 compared to $73,949 for fiscal 1997. The net income for fiscal 1998 also benefited from a $11,792 reduction in FDIC premium for insurance of accounts which resulted from the recapitalization of SAIF during fiscal 1997.

     As of March 31, 1998, the Bank exceeded all regulatory capital standards. The Bank's regulatory core capital at March 31, 1998 was $3,069,554 or 10.69% of total assets. The Bank has a regulatory core capital in excess of the regulatory requirements at March 31, 1998. The Company's stockholders' equity increased $84,257 to $4,047,818 for the year ended March 31, 1998 as compared to $3,963,561 at March 31, 1997. The Bank has a regulatory risk-based capital in excess of the regulatory requirements at March 31, 1998.

     Although the financial services industry has changed dramatically since the Bank's beginnings as a local building and loan in 1922, our focus has not. Safety and security of our customer's funds is our primary responsibility. Our customers look to us for guidance and assistance in attaining specific goals, whether those goals are to purchase a home, secure a comfortable retirement, or save for their children's education.

     Our service to the community changes as the needs of the people evolve.

     We are continually looking to offer products and services to keep our current customers satisfied and at the same time to attract new customers. In fiscal 1998 we instituted a checking account program which offers various options to our customers. The School Thrift Program which was instituted in 1996 through a local grammar school continues to draw favorable response from our student depositors.

     West Town Insurance Agency, Inc. is our full-service insurance agency and offers all types of insurance to cover consumers' individual insurance needs. In addition to the usual fire, commercial, general liability, auto and homeowners coverage, the agency also offers business coverage insurance.

     Looking ahead, to the Millennium, the Year 2000 is a major data processing issue for all businesses. Our staff took on this challenge early and we feel we will be prepared in facing the Year 2000.

     The directors, officers and employees of the Bank take a very active role in various community and neighborhood organizations. Holding office on various boards, giving of their time and effort to help others, enriches their own worth. Some of the local organizations of the Bank are actively involved in include the Cicero Chamber of Commerce, the United Way and The Hawthorne Businessmen's Association. The Bank has, among many others, financially supported the St. Mary's Social Center, Boys Club of Cicero and the Town of Cicero Helping Hands and Higher Education Programs.

     I am very proud of the hard work and dedication of all of our employees. Their efforts make the difference and make West Town Savings Bank what it is today. The loyalty and support we enjoy as a business is a direct result of the commitment of our officers, directors and employees.

     Looking to the future, we recognize that the financial services industry is rapidly changing. We are specialists in the lending field and are dedicated to retaining that position. Our savings accounts are changing with the needs of the consumer - competitive rates are what our customers want and will receive; they deserve it.

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

     The Bank is positioned to remain strong. Its strong capital position allows it the flexibility to grow as demand for its product permits. Its capital is well above regulatory requirements, with core capital to assets of 10.69% (3.0% required) and risk-based capital to risk-based assets of 24.38% (8.0% required).

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

                                    SERVICES

SAVINGS

     We consistently seek innovative ways to enhance our services. The Bank offers a variety of FDIC insured savings plans to meet virtually any need. These include passbook accounts with a low minimum balance of $100, and certificates of deposit ranging in term from three months to five years.

     West Town Savings Bank also offers Individual Retirement Accounts ("IRA's") on a no-fee basis to its customers including the new tax free Roth IRA. Investments may be made in certificates of deposit ranging in terms from three months to five years. Direct deposit of social security and pension payments are also available to our depositors. Beginning in January, 1998, various types of personal checking accounts ranging from free, interest-bearing and preferred became available. The School Thrift Program through a local grammar school which was instituted in 1996 continues to draw favorable response from our student depositors.

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

OTHER SERVICES

     Other services available include:
          *    Travelers Checks
          *    Cashiers Checks
          *    Free Notary Service
          *    Check cashing (for depositors)
          *    Photocopy
          *    Direct deposit of social security and pension payments
          *    Payment Agent for Town of Cicero water bills
          *    Application center for Town of Cicero vehicle tags
          *    Sale and redemption of U. S. Savings Bonds
          *    Commonwealth Edison bill paying agent offering light bulb service
          *    Coin counting for customers
          *    Various types of personal checking accounts

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

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                             March 31,
                                    ---------------------------
                                     1998      1997     1996
                                           (in thousands)
                                    ---------------------------
STATEMENT OF FINANCIAL CONDITION
----------------------------------
 Total assets                       $29,546    $26,999  $25,276
 Loans receivable                    18,452     15,553   12,933
 Mortgage-backed securities           1,632      2,494    3,086
 Investment securities                  777      1,221    1,223
 Deposits                            25,264     22,816   21,209
 Total borrowings                         0          0        0
 Stockholders' equity                 4,048      3,964    3,842


                                       Years Ended March 31,
                                    ---------------------------
                                     1998      1997     1996
                                          (in thousands)
                                    ---------------------------
SELECTED OPERATIONS DATA
------------------------
 Total interest income              $ 1,914    $ 1,693  $ 1,570
 Total interest expense               1,168        940      794
                                    -------    -------  -------
 Net interest income                    746        753      776
 Provision for loan losses                6         10       15
                                    -------    -------  -------
 Net interest income after
  provision for loan losses             740        743      761
                                    -------    -------  -------
 Loan fees and service charges           12          6       17
 Other non-interest income               27         23       24
                                    -------    -------  -------
 Total non-interest income               39         29       41
                                    -------    -------  -------
 Total non-interest expense             552        673      618
 Income tax expense                      85         25       71
                                    -------    -------  -------
 Net income                         $   142    $    74  $   113
                                    =======    =======  =======


                                            Years Ended March 31,
                                            ---------------------
                                            1998    1997    1996
                                            ---------------------
SELECTED FINANCIAL RATIOS AND
OTHER DATA:
-----------------------------
Performance Ratios:
  Return on assets (ratio of net
    income to average total
    assets)                                 0.50%   0.29%   0.48%

Net interest rate spread
  information:
  Average during year                       2.24%   2.54%   3.02%
  End of year                               2.14%   2.24%   2.56%
  Net interest margin (1)                   2.76%   3.05%   3.49%

Ratio of operating expense to
    average total assets                    1.93%   2.59%   2.62%

Return on stockholders' equity
    (ratio of net income to
    average equity)                         3.56%   1.90%   3.00%

Short-term liquid assets
    to total assets (2)                    25.99%  29.05%  28.94%

Ratio of average interest-
    earning assets to average
    interest-bearing liabilities            1.12%   1.13%   1.13%

Quality Ratios:
  Non-performing assets to total
    assets at end of year                   0.33%   0.00%   0.84%
  Allowance for loan losses to
    non-performing loans                   48.05%    -0-     -0-
  Allowance for loan losses
    to total loans                          0.24%   0.24%   0.23%

  Capital Ratios:
  Stockholders' equity to total
    assets at end of year                  13.70%  14.68%  15.20%
  Average stockholders' equity
    to average assets                      13.99%  15.01%  15.93%

Number of full service
    offices                                    1       1       1

(Footnotes appear at bottom of page 12)


                                             March 31,
                                      -------------------------
                                      1998      1997      1996
                                      -------------------------
Weighted average yield on:
  Loans receivable                    7.78%     7.74%     7.72%
  Mortgage-backed securities          6.35%     6.33%     6.33%
  Investment securities (3)           4.84%     5.57%     5.42%
  Other interest-earning assets       5.70%     4.96%     5.60%
  Combined weighted average yield
    on interest-earning assets        7.11%     6.80%     6.83%
Weighted average rate paid on:
  Savings deposits                    2.60%     2.60%     2.80%
  Certificates                        5.77%     5.43%     5.14%
  Combined weighted average rate
    paid on interest-bearing
    liabilities                       4.97%     4.56%     4.27%
Spread                                2.14%     2.24%     2.56%

-------------------------------

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

     The following table presents the Consolidated Statements of Changes in Stockholders' Equity for the three years ended March 31, 1998.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       THREE YEARS ENDED MARCH 31, 1998

                                                                 Common     Common
                                          Additional             Stock      Stock
                                  Common   Paid-In    Retained  Treasury   Acquired    Awarded
                                  Stock    Capital    Earnings    Stock    by ESOP      by MRP     Total
                                  ------  ---------   --------  --------   --------    -------     -----

Balance at March 31, 1995         $2,219  1,886,297  1,950,828         -   (176,658)         -   3,662,686

Additions for the year ended
March 31, 1996:

Net income                                             112,708                                     112,708

Common stock issued to MRP            89     88,691                                    (88,780)          -

Amortization of award of MRP                                                            55,341      55,341

Contribution to fund ESOP loan                                               11,269                 11,269
                                  ------  ---------  ---------   -------   --------    -------   ---------

Balance at March 31, 1996          2,308  1,974,988  2,063,536         -   (165,389)   (33,439)  3,842,004

Additions for the year ended
March 31, 1997:

Net income                                              73,949                                      73,949

Exercise of stock options             11     11,089                                                 11,100

Amortization of award of MRP                                                            24,120      24,120

Contribution to fund ESOP loan                                               12,388                 12,388
                                  ------  ---------  ---------   -------   --------    -------   ---------

Balance at March 31, 1997          2,319  1,986,077  2,137,485         -   (153,001)    (9,319)  3,963,561

Additions for the year ended
 March 31, 1998:

Net income                                             142,177                                     142,177

Purchase of treasury stock
 (7,625 shares)                                                  (81,906)                          (81,906)

Amortization of award of MRP                                                             9,319       9,319

Contribution to fund ESOP loan                1,050                          13,617                 14,667
                                  ------  ---------  ---------   -------   --------    -------   ---------

Balance at March 31, 1998         $2,319  1,987,127  2,279,662   (81,906)  (139,384)         -   4,047,818
                                  ======  =========  =========   ========  =========   =======   =========

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

                       CONSOLIDATED FINANCIAL CONDITION

     As of March 31, 1998, total assets increased approximately $2,500,000, or 9.4%, to $29,546,000 from $26,999,000 at March 31, 1997. The increase primarily resulted from an increase in deposits, used to originate and purchase mortgage loans.

     Net loans receivable increased in 1998 by $2,899,000, or 18.6%, primarily due to an increase in purchased loans and loan originations in excess of principal repayments on existing loans. During the year ended March 31, 1998, the Bank had loan originations and purchases of $11,066,000, compared to $4,968,000 for the year ended March 31, 1997.

     Stockholders' equity increased approximately $84,000, or 2.1%, for the year ended March 31, 1998 as compared to March 31, 1997, primarily as a result of net income for the year of $142,000 and the continuing amortization of the cost of the stock benefit plans totaling approximately $24,000, partially offset by the purchase of treasury stock at a cost of approximately $82,000.

     The Bank's lending activities have been concentrated primarily in residential real property secured by first liens on such property. At March 31, 1998 approximately 89.2% of the Bank's loans were secured by one-to-four family dwellings. In addition, the Bank currently is participating in a construction loan for the purpose of building one-to-four family dwellings. The remaining loans were secured by commercial real estate and multi-family properties and savings accounts. The Bank requires collateral on all loans and generally maintains loan to value ratios on real estate loans no greater than 80%. Virtually all of the Bank's mortgage loans are geographically located within a thirty-mile radius of the Bank's office.

                       CONSOLIDATED NET INTEREST INCOME

     Net interest income decreased by $7,000, or 1.0%, during the year ended March 31, 1998, as compared to the prior year. The increase in gross interest income of $221,000 was the result of an increase of approximately $2,380,000 in average interest earnings assets as well as an increase in the average yield to 7.07% at March 31, 1998 from 6.86% at March 31, 1997. The increase in interest expense of $228,000 was attributable to an increase in the average interest bearing liabilities of approximately $2,410,000 as well as an increase in the average yield paid on deposits from 4.32% at March 31, 1997 to 4.83% at March 31, 1998.

     Net interest income decreased by $23,000 or 2.9%, during the year ended March 31, 1997 as compared to the prior year. Interest expense increased $146,000, while interest income increased $123,000. The average yield on deposits rose by .27% while the average balance of deposits increased by $2.1 million.

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

                                                                      YEAR ENDED MARCH 31,
                                 ----------------------------------------------------------------------------------------------
                                                 1998                            1997                           1996
                                 ----------------------------------------------------------------------------------------------
                                 Average       Interest           Average     Interest            Average     Interest
                                 Outstanding   Earned/   Yield/   Outstanding Earned/     Yield   Outstanding Earned/   Yield
                                 Balance       Paid      Rate     Balance     Paid        Rate    Balance     Paid       Rate
                                 ------------  --------  ------   ----------  ----------  -----   ---------   ---------  -----
                                 (Dollars in Thousands)           (Dollars in Thousands)          (Dollars in Thousands)

Interest-Earning Assets:
  Loans receivable (1)                $18,012    $1,394    7.74%     $14,089      $1,085   7.70%    $10,017      $  832   8.31%
   Mortgage-backed                      2,030       126    6.21%       2,780         168   6.04%      3,322         207   6.23%
      securities
  Investment securities                   777        35    4.50%       1,101          59   5.36%      1,342          67   4.99%
   Other interest-earning
    assets                              6,068       347    5.72%       6,585         373   5.66%      7,402         456   6.16%
   FHLB stock                             173        12    6.94%         121           8   6.61%        131           8   6.11%
                                      -------    ------    ----      -------      ------   ----     -------      ------   ----
    Total interest-earning
    assets(1)                          27,060     1,914    7.07%      24,676       1,693   6.86%     22,214       1,570   7.07%
                                                 ======    ====                    =====   ====                  ======   ====
   Non-interest-earning
    assets                              1,491                          1,267                          1,405
                                      -------                        -------                        -------
 Total Assets                         $28,551                        $25,943                        $23,619
                                      =======                        =======                        =======
Interest-Bearing Liabilities:
  Savings deposits                    $ 6,651       172    2.59%     $ 7,168         191   2.66%    $ 8,049         215   2.67%
  Certificate accounts                 17,458       995    5.70%      14,585         749   5.14%     11,570         579   5.00%
  Demand deposit accounts                  54         1    1.85%
                                      -------    ------    ----      -------       -----   ----     -------      ------   ----

    Total interest-bearing
    liabilities                        24,163     1,168    4.83%      21,753         940   4.32%     19,619         794   4.05%
                                                 ======    ====                   ======   ====                  ======   ====
   Non-interest bearing
    liabilities                           393                            297                            237
                                      -------                        -------                        -------
 Total liabilities                    $24,556                        $22,050                        $19,856
 Total Stockholders' Equity             3,995                          3,893                          3,763
                                      -------                        -------                        -------
 Total liabilities and
    Stockholders' Equity              $28,551                        $25,943                        $23,619
                                      =======                        =======                        =======
 Net interest income                             $  746                           $  753                            776
                                                 ======                           ======
  Net interest rate
    spread                                                 2.24%                           2.54%                          3.02%
                                                           ====                            ====                           ====
  Net earning assets                  $ 2,897                        $ 2,923                        $ 2,595
                                      =======                        =======                        =======
  Net yield on average
   interest-earning assets                                 2.76%                           3.05%                          3.49%
                                                           ====                            ====                           ====
  Ratio of average interest
    earning assets to
    average interest-bearing
    liabilities                                   1.12x                             1.13x                          1.13x
                                                  =====                             =====                          =====

----------------------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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

                                                            Year Ended March 31,
                                        -------------------------------------------------------------
                                                 1997 v. 1998                   1996 v. 1997
                                        -------------------------------------------------------------

                                         Increase                        Increase
                                        (Decrease)                      (Decrease)
                                          Due to                          Due to
                                        ----------                       --------
                                                               Total                         Total
                                                              Increase                      Increase
                                          Volume     Rate    (Decrease)    Volume   Rate   (Decrease)
                                          ------     ----    ----------    ------   ----   ----------
                                             (Dollars in Thousands)          (Dollars in Thousands)

Assets:
Interest-earning assets:
  Loan receivable                          $ 302     $   7     $ 309       $ 338    $ (85)   $ 253
  Mortgage-backed securities                 (45)        3       (42)        (34)      (5)     (39)
  Investment securities                      (17)       (7)      (24)        (12)       4       (8)
  Other interest-earning assets              (29)        3       (26)        (50)     (33)     (83)
  FHLB stock                                   3         1         4          (1)       1        -
                                           -----     -----     -----       -----    -----    -----
Total interest-earning assets                214         7       221         241     (118)     123


Liabilities and Equity Capital:
Interest-bearing liabilities:
  Savings deposits                         $ (14)    $  (5)    $ (19)      $ (23)   $  (1)   $ (24)
  Certificate accounts                       158        88       246         151       19      170
  Demand deposit accounts                      1         -         1           -        -        -
                                           -----     -----     -----       -----    -----    -----
  Total interest-bearing
    liabilities                            $ 145     $  83     $ 228       $ 128    $  18    $ 146

Net interest income:                                           $  (7)                        $ (23)
                                                               =====                         =====

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

     At March 31, 1998, total interest-bearing liabilities maturing, repricing or repaying within one year exceeded total interest-bearing assets maturing, repricing, or repaying in the same period by $1,902,000, representing a negative one-year gap ratio of 6.44%.

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

     The following table sets forth the scheduled repricing or maturity of the Bank's assets and liabilities as of March 31, 1998, based on the following assumptions:

     1. Fixed-rate certificate accounts will not be withdrawn prior to maturity.

     2. Passbook and Demand Deposit Accounts were assumed to withdraw at a rate of 10% during the first year, a combined rate of 20% for years two and three, and 20% for years four and five.

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

     The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities at March 31, 1998 on the basis of prepayments and decay rates as calculated through historical analysis or as provided by regulatory agencies.



                                                           Maturing or Repricing
                                           -----------------------------------------------------
                                           Within      Over 1-3    Over 3-5   Over
                                           One Year    Years       Years      5 Years   Total
                                           Amount      Amount      Amount     Amount    Amount
                                           --------    --------    --------   -------   ------
Fixed rate mortgage loans(2)
 (including mortgage-backed securities)    $  3,061    $  4,745    $  2,908   $ 4,591   $ 15,305
Adjustable rate mortgage loans(2)
 (including mortgage-backed securities)       4,738           -           -         -      4,738
Consumer loans                                   36          58          35        51        180
Investment securities and other (1)           7,281          95           -         -      7,376
                                           --------    --------    --------   -------   --------
Total interest-earning assets                15,116       4,898       2,943     4,642     27,599
                                           ========    ========    ========   =======   ========

Savings deposits                                632       1,264       1,264     3,157      6,317
Certificates                                 16,381       2,177         335         -     18,893
Demand deposit accounts                           5          10          10        29         54
                                           --------    --------    --------   -------   --------
Total interest-bearing liabilities           17,018       3,451       1,609     3,186     25,264
                                           --------    --------    --------   -------   --------
Interest-earning assets less
 interest-bearing liabilities                (1,902)      1,447       1,334     1,456      2,335
Cumulative interest-rate sensitivity gap     (1,902)       (455)        879     2,335      2,335
Cumulative interest-rate gap as a
 percentage of assets                        (6.44%)     (1.54%)       2.98%     7.90%

-----------------------------------------

(1)  Not including Federal Home Loan Bank Stock and other equity investments.
(2)  Net of loans in process

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

     The Bank's allowance for general loan losses at March 31, 1998 was $46,171. In the fiscal year ended March 31, 1998, the Bank provided $6,000 as an additional allowance for loan losses. At March 31, 1998, the Bank's allowance for loan losses, as a percentage of total loans outstanding was .24% as compared to .24% at March 31, 1997.

                                 OTHER INCOME

                                 CONSOLIDATED

     Total other income increased $11,000 to $39,000 during the period ended March 31, 1998 as compared to the same period for 1997. The increase was primarily the result of an increase in income recognized from loan origination fees and deposit related fees.

     Total other income decreased $12,000 to approximately $29,000 in 1997 as compared to 1996. The increase was primarily the result of a decrease in loan fees.

                        CONSOLIDATED OPERATING EXPENSES

     Operating expenses decreased by $121,000 in fiscal year 1998, as compared to fiscal 1997. This decrease was primarily the result of the 1997 SAIF special assessments and reduction in the federal deposit insurance premiums partially offset by increases in data processing expenses and professional fees. As a percentage of average assets, total operating expenses amounted to 1.9% for 1998 and 2.6% in 1997.

     Operating expenses increased by $55,000 in 1997, as compared to 1996. As a percentage of average assets, total operating expenses amounted to 2.6% for 1997 and 1996 respectively.

                                 INCOME TAXES

     The income tax provisions amounted to $85,000, $25,000 and $71,000 during the fiscal years 1998, 1997 and 1996, respectively, which amounted to effective tax rates of 37.4%, 25.5% and 38.7% during these respective periods. See discussion of accounting and income tax issues in Note 13 in Notes to Financial Statements.

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

     The Bank's liquidity, represented by cash equivalents, is a product of its operating, investing and financing activities. These activities for the years ended March 31, 1998, 1997 and 1996 are summarized below:


                                                                        Years Ended March 31,
                                                                        ----------------------
                                                                        ----------------------
                                                                        1998     1997     1996
                                                                        ----     ----     ----
Consolidated Cash Flows                                                     (in thousands)
-----------------------
Operating activities
  Net income                                                           $  142       74     113
Adjustment to reconcile net income to net cash
  provided by (used in) operating activities                             (909)     106      72
                                                                       ------   ------  ------

Net cash provided by (used in) operating activities                      (767)     180     185
Net cash provided by (used in) investing activities                    (1,657)  (1,863) (2,916)
Net cash provided by (used in) financing activities                     2,358    1,613   1,677
                                                                       ------   ------  ------
Net increase (decrease) in cash and cash equivalents                      (66)    (70)  (1,054)
Cash and cash equivalents at beginning of year                          7,244    7,314   8,368
                                                                       ------   ------  ------
Cash and cash equivalents at end of year                               $7,178   $7,244  $7,314
                                                                       ======   ======  ======

     The primary investing activity of the Bank is the origination and purchase of loans and the purchase of mortgage-backed and investment securities. During the years ended March 31, 1998 and 1997 the Bank had a net increase in loans of approximately $2,899,000 and $2,620,000, and for the year ended March 31, 1996, the Bank had a net increase in loans of approximately $3,717,000 (after principal repayments), respectively. Purchases of mortgage-backed and investment securities (including Federal Home Loan Bank Stock) approximated $156,000, $48,000, and $0 respectively, in those same periods.

     Financing activities in the years ended March 31, 1998 and 1997 consisted of a net increase in total deposits of approximately $2,448,000 and $1,607,000, and for year ended March 31, 1996 a net increase in total deposits of approximately $1,710,000. The Bank had no borrowed funds during these years.

     At March 31, 1998, the Bank had outstanding loan commitments of $1,591,000.

     Regulations require a savings institution to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 5% of the average daily balance of its net withdrawable deposits and short-term borrowings. In addition, short-term liquid assets currently must constitute 1% of the sum of net withdrawable deposit accounts plus short-term borrowings. Management's objectives and strategies for the Bank have consistently maintained liquidity levels in excess of regulatory requirements. At March 31, 1998 and 1997, the Bank's liquidity level was in excess of 25%.

     The Bank is also required to maintain specific amounts of capital pursuant to federal regulations. As of March 31, 1998 the Bank was in compliance with all regulatory capital requirements, with core (Tier 1) and risk-based (Tier 2) ratios of 10.69%, and 24.38%, well above the required ratios.

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

                                  STOCK DATA

     West Town Bancorp, Inc.'s common stock is traded over-the-counter through the National Daily Quotation System "Pink Sheet" published by the National Quotation Bureau, Inc. At March 31, 1998, the Company had 224,303 shares outstanding with a book value of $18.05 per share. The closing price of the stock on March 31, 1998 was $12.00 per share, or 66.5% of book value. Earnings per share for the year ended March 31, 1998 was $0.67.

                            STOCKHOLDER INFORMATION
                            -----------------------

                            CORPORATE HEADQUARTERS
                            West Town Savings Bank
                             4852 West 30th Street
                            Cicero, Illinois 60804
                                (708) 652-2000


                                GENERAL COUNSEL
                           Kemp & Grzelakowski, Ltd.
                              Oak Brook, Illinois


                      STOCK TRANSFER AGENT AND REGISTRAR
                          First Bankers Trust Company
                            Broadway at 12th Street
                                 P.O. Box 3566
                          Quincy, Illinois 62305-3566
                                (217) 228-8060


                             INDEPENDENT AUDITORS
                         Cobitz, Vandenberg & Fennessy
                             Palos Hills, Illinois


                             INVESTOR INFORMATION
        Stockholders, investors, and analysts interested in additional information may contact
                    Dennis B. Kosobucki, President and CEO,
                         at the corporate headquarters


                        ANNUAL MEETING OF STOCKHOLDERS
       The Annual Meeting of the Stockholders of West Town Bancorp, Inc.
      will be held at 1:00 p.m., July 8, 1998, at the following location:
                            Corporate Headquarters
                              4852 W. 30th Street
                            Cicero, Illinois 60804

               All Stockholders are cordially invited to attend.

       At April 30, 1998, the Corporation had 91 stockholders of record.