Form 10-K405, Exhibit 13
period 1999-03-31
WEST TOWN BANCORP INC
filed 1999-06-09
CIK 926867

                            WEST TOWN BANCORP, INC.
                                 ANNUAL REPORT


                                MARCH 31, 1999

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

Notes to Financial Statements                                               F-6


                          FINANCIAL HIGHLIGHTS

                                      At or for the year ended March 31,
(Dollars in Thousands)                 1999          1998          1997
                                      ------        ------        ------
------------------------------------------------------------------------
FOR THE YEAR:
-------------
Net interest income                      780           746           754
Net income                               157           142            74
Return on average equity                3.80%         3.56%         1.90%
Return on average assets                0.52%         0.50%         0.29%

AT YEAR END:
------------
Total Assets                          30,984        29,546        26,999
Loans Receivable, net                 20,110        18,452        15,553
Interest earning assets               29,221        27,636        25,794
Interest bearing liabilities          26,430        25,264        22,816
Non-performing assets                      0            96             0
Allowance for loan losses                 52            46            40

Book Value Per Share                   19.08         18.05         17.09
------------------------------------------------------------------------

     To Our Shareholders

     The management, directors, and employees of West Town Bancorp, Inc. (the "Company") met the challenges presented by the year's economy and delivered another year of profitable performance. Our fiscal year ended March 31, 1999 was our fifth year as a productive public company and our subsidiary West Town Savings Bank's (the "Bank") seventy-seventh year in the financial services industry. Shareholder value as well as our book value remains at an all-time high.

     Total assets increased to $30,983,864 at March 31, 1999 from $29,545,516 at March 31, 1998, an increase of $1,438,348. Loans receivable, primarily mortgages, increased $1,658,270 to $20,109,900 at the end of fiscal year 1999, from $18,451,630 at the end of 1998. Even with this increased lending activity, the Bank had no loans that were delinquent three months or more at March 31, 1999.

     Net income for fiscal 1999 was $157,364 compared to $142,177 for fiscal 1998. The net income for fiscal 1999 benefited from a $33,388 increase in net interest income as average interest earning assets increased $1.6 million.

     As of March 31, 1999, the Bank exceeded all regulatory capital standards. The Bank's regulatory core capital at March 31, 1999 was $3,234,364 or 10.76% of total assets. The Bank has a regulatory core capital in excess of the regulatory requirements at March 31, 1999. The Company's stockholders' equity increased $198,606 to $4,246,424 for the year ended March 31, 1999 as compared to $4,047,818 at March 31, 1998. The Bank has a regulatory risk-based capital in excess of the regulatory requirements at March 31, 1999.

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

     Our service to the community changes as the needs of the people evolve. To meet those needs, we are pleased to report that the Bank has purchased a site at 7820 West 26th Street, North Riverside, Illinois to construct a state of the art branch office which we anticipate will open in the last quarter of this year.

     West Town Insurance Agency, Inc. is our full-service insurance agency and offers all types of insurance to cover consumers' individual insurance needs. In addition to the usual fire, commercial, general liability, auto and homeowners coverage, the agency also offers business coverage insurance.

     Looking ahead, to the Millennium, the Year 2000 is a major data processing issue for all businesses. Our staff took on this challenge early and we feel we will be prepared in facing the Year 2000. The Bank has purchased, installed and tested year 2000 compliant hardware and software and has implemented plans which include continual testing and employee training to accommodate the needs after the year 2000.

     The directors, officers and employees of the Bank take a very active role in various community and neighborhood organizations. Holding office on various boards, giving of their time and effort to help others, enriches their own worth. Some of the local organizations the Bank is actively involved in include the Cicero Chamber of Commerce, the United Way and The Hawthorne Businessmen's Association. The Bank has, among many others, financially supported the St. Mary's Social Center, Boys Club of Cicero and the Town of Cicero Helping Hands and Higher Education Programs.

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

     The Bank is positioned to remain strong. Its strong capital position allows it the flexibility to grow as demand for its product permits. Its capital is well above regulatory requirements, with core capital to assets of 10.76% (3.0% required) and risk-based capital to risk-based assets of 24.49% (8.0% required).

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

LOANS

     West Town Savings Bank originates a variety of conventional mortgage and second mortgage consumer loans. Home improvement loans and second mortgage loans may be secured for a variety of purposes including repayment of other loans, college education, purchasing an automobile or remodeling an existing residence.

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

          *    Sale and redemption of U. S. Savings Bonds

          *    Commonwealth Edison bill paying agent offering light bulb service

          *    Coin counting for customers

          *    Various types of personal checking accounts


                                FUTURE OUTLOOK

     All the products and services are offered by our consumer oriented employees who will continue to satisfy both new and current loyal customers. We believe that this is what it takes to build a financial institution that can provide expert financial service for customers today and in the future. We will implement additional financial services such as Money Market Accounts,

ATM machines and electronic banking to meet the needs of our customers in the current fiscal year. We are pleased to report that the Bank has purchased a site at 7820 West 26th Street, North Riverside, Illinois to construct a branch office which we anticipate to open during the last quarter of this year.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                             March 31,
                                    ---------------------------
                                     1999       1998     1997
                                          (in thousands)
                                    ---------------------------
STATEMENT OF FINANCIAL CONDITION
--------------------------------

 Total assets                       $30,984    $29,546  $26,999
 Loans receivable                    20,110     18,452   15,553
 Mortgage-backed securities             938      1,632    2,494
 Investment securities                  447        777    1,221
 Deposits                            26,430     25,264   22,816
 Total borrowings                         0          0        0
 Stockholders' equity                 4,246      4,048    3,964


                                       Years Ended March 31,
                                     -------------------------
                                      1999       1998     1997
                                           (in thousands)
                                     -------------------------
SELECTED OPERATIONS DATA
------------------------

 Total interest income               $2,002     $1,914   $1,693
 Total interest expense               1,222      1,168      940
                                     ------     ------   ------

 Net interest income                    780        746      753
 Provision for loan losses                6          6       10
                                     ------     ------   ------

 Net interest income after
  provision for loan losses             774        740      743
                                     ------     ------   ------

 Loan fees and service charges           10         12        6
 Other non-interest income               37         27       23
                                     ------     ------   ------

 Total non-interest income               47         39       29
                                     ------     ------   ------
 Total non-interest expense             572        552      673
 Income tax expense                      92         85       25
                                     ------     ------   ------

 Net income                          $  157     $  142   $   74
                                     ======     ======   ======


                                            Years Ended March 31,
                                           ----------------------
                                            1999    1998    1997
                                           ----------------------
SELECTED FINANCIAL RATIOS AND
OTHER DATA:
----------

Performance Ratios:
  Return on assets (ratio of net
    income to average total
    assets)                                 0.52%   0.50%   0.29%

Net interest rate spread
  information:
  Average during year                       2.18%   2.24%   2.54%
  End of year                               1.79%   2.14%   2.24%
  Net interest margin (1)                   2.72%   2.76%   3.05%

Ratio of operating expense to
    average total assets                    1.90%   1.93%   2.59%

Return on stockholders' equity
    (ratio of net income to
    average equity)                         3.80%   3.56%   1.90%

Short-term liquid assets
    to total assets (2)                    26.27%  25.99%  29.05%

Ratio of average interest-
    earning assets to average
    interest-bearing liabilities            1.13x   1.12x   1.13x

Quality Ratios:
  Non-performing assets to total
    assets at end of year                   0.00%   0.33%   0.00%
  Allowance for loan losses to
    non-performing loans                     -0-   48.05%    -0-
  Allowance for loan losses
    to total loans                          0.24%   0.24%   0.24%

  Capital Ratios:
  Stockholders' equity to total
    assets at end of year                  13.71%  13.70%  14.68%
  Average stockholders' equity
    to average assets                      13.75%  13.99%  15.01%

Number of full service
    offices                                    1       1       1

(Footnotes appear at bottom of page 12)


                                               March 31,
                                     -----------------------------
                                     1999        1998        1997
                                     -----------------------------
Weighted average yield on:
  Loans receivable                   7.05%       7.78%       7.74%
  Mortgage-backed securities         6.27%       6.35%       6.33%
  Investment securities (3)          4.94%       4.84%       5.57%
  Other interest-earning assets      4.88%       5.70%       4.96%
  Combined weighted average yield
    on interest-earning assets       6.41%       7.11%       6.80%
Weighted average rate paid on:
  Savings deposits                   2.50%       2.60%       2.60%
  Certificates                       5.28%       5.77%       5.43%
  NOW accounts                       1.05%        -0-         -0-
  Combined weighted average rate
    paid on interest-bearing
    liabilities                      4.62%       4.97%       4.56%
Spread                               1.79%       2.14%       2.24%

------------------------------------

(1)  Net interest income dividend by average interest earning assets.
(2) Short-term liquid assets consist of cash, interest-bearing deposits and U.S. Government and agency obligations maturing within one year.
(3) Includes U.S. Government and agency obligations, FHLB stock and other corporate debt securities.

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

     The following table presents the Consolidated Statements of Changes in Stockholders' Equity for the three years ended March 31, 1999.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       THREE YEARS ENDED MARCH 31, 1999

                                                                       Accumulated                 Common      Common
                                           Additional                     Other                     Stock       Stock
                                  Common     Paid-In     Retained     Comprehensive    Treasury    Acquired    Awarded
                                   Stock     Capital     Earnings        Income         Stock      by ESOP      by MRP      Total
                                  ------   ----------    ---------    -------------    --------    --------    --------   ---------
Balance at March 31, 1996         $2,308    1,974,988    2,063,536                -           -    (165,389)    (33,439)  3,842,004
                                  ------    ---------    ---------    -------------    --------    --------    --------   ---------

Comprehensive income:
 Net income                                                 73,949                                                           73,949
                                                         ---------                                                        ---------

Total comprehensive income                                  73,949                                                           73,949
                                                         ---------                                                        ---------
Exercise of stock options             11       11,089                                                                        11,100
Amortization of award of
 MRP stock                                                                                                       24,120      24,120
Contribution to fund ESOP loan         -            -            -                -           -      12,388           -      12,388
                                  ------    ---------    ---------    -------------    --------    --------    --------   ---------

Balance at March 31, 1997          2,319    1,986,077    2,137,485                -           -    (153,001)     (9,319)  3,963,561
                                  ------    ---------    ---------    -------------    --------    --------    --------   ---------

Comprehensive income:
 Net income                                                142,177                                                          142,177
                                                         ---------                                                        ---------

Total comprehensive income                                 142,177                                                          142,177
                                                         ---------                                                        ---------
Purchase of treasury stock
 (7,625 shares)                                                                         (81,906)                            (81,906)
Amortization of award of
 MRP stock                                                                                                        9,319       9,319
Contribution to fund ESOP loan         -        1,050            -                -           -      13,617           -      14,667
                                  ------    ---------    ---------    -------------    --------    --------    --------   ---------

Balance at March 31, 1998          2,319    1,987,127    2,279,662                -     (81,906)   (139,384)          -   4,047,818
                                  ------    ---------    ---------    -------------    --------    --------    --------   ---------

Comprehensive income:
 Net income                                                157,364                                                          157,364
 Other comprehensive income,
  net of tax:
 Unrealized holding gain
  during the year                                                -           44,832                                          44,832
                                                         ---------    -------------                                       ---------

Total comprehensive income                                 157,364           44,832                                         202,196
                                                         ---------    -------------                                       ---------
Purchase of treasury stock
 (1,700 shares)                                                                         (25,300)                            (25,300)
Tax benefit related to
 MRP stock                                      2,730                                                                         2,730
Contribution to fund ESOP loan         -        4,012            -                -           -      14,968           -      18,980
                                  ------    ---------    ---------    -------------    --------    --------    --------   ---------

Balance at March 31, 1999         $2,319    1,993,869    2,437,026           44,832    (107,206)   (124,416)          -   4,246,424
                                  ======    =========    =========    =============    ========    ========    ========   =========

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

                       CONSOLIDATED FINANCIAL CONDITION

     As of March 31, 1999, total assets increased approximately $1,400,000, or 4.9%, to $30,984,000 from $29,546,000 at March 31, 1998. The increase primarily resulted from an increase in deposits, used to originate and purchase mortgage loans.

     Net loans receivable increased in 1999 by $1,658,000, or 9.0%, primarily due to an increase in purchased loans and loan originations in excess of principal repayments on existing loans. During the year ended March 31, 1999, the Bank had loan originations and purchases of $9,752,000, compared to $11,066,000 for the year ended March 31, 1998.

     Stockholders' equity increased approximately $199,000, or 4.9%, for the year ended March 31, 1999 as compared to March 31, 1998, primarily as a result of net income for the year of $157,000 and unrealized gain on securities available for sale net of income taxes, totaling approximately $45,000, partially offset by the purchase of treasury stock at a cost of approximately $25,000.

     The Bank's lending activities have been concentrated primarily in residential real property secured by first liens on such property. At March 31, 1999 approximately 89.4% of the Bank's loans were secured by one-to-four family dwellings. In addition, the Bank currently is participating in a construction loan for the purpose of building one-to-four family dwellings. The remaining loans were secured by commercial real estate and multi-family properties and savings accounts. The Bank requires collateral on all loans and generally maintains loan to value ratios on real estate loans no greater than 80%. Virtually all of the Bank's mortgage loans are geographically located within a thirty-mile radius of the Bank's office.

                       CONSOLIDATED NET INTEREST INCOME

     Net interest income increased by $34,000, or 4.5%, during the year ended March 31, 1999, as compared to the prior year. The increase in gross interest income of $88,000 was the result of an increase of approximately $1,608,000 in average interest earnings assets partially offset by a decrease in the average yield to 6.98% at March 31, 1999 from 7.07% at March 31, 1998. The increase in interest expense of $54,000 was attributable to an increase in the average interest bearing liabilities of approximately $1,311,000 partially offset by a decrease in the average yield paid on deposits from 4.83% at March 31, 1998 to 4.80% at March 31, 1999.

     Net interest income decreased by $7,000 or 1.0%, during the year ended March 31, 1998 as compared to the prior year. Interest income increased $221,000, while interest expense increased $228,000. The average rate paid on deposits rose by 51 basis points, while the average balance of interest bearing deposits increased by $2.4 million.

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

                                                                         YEAR ENDED MARCH 31,
                                  -------------------------------------------------------------------------------------------------
                                               1999                              1998                             1997
                                  -------------------------------------------------------------------------------------------------
                                    Average     Interest              Average     Interest             Average     Interest
                                  Outstanding   Earned/    Yield/   Outstanding   Earned/    Yield   Outstanding   Earned/    Yield
                                    Balance       Paid      Rate      Balance       Paid      Rate     Balance       Paid      Rate
                                  -----------   --------   ------   -----------   --------   -----   -----------   --------   -----
                                  (Dollars in Thousands)            (Dollars in Thousands)           (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable (1)              $19,133      $1,468     7.67%     $18,012      $1,394    7.74%     $14,089      $1,085    7.70%
  Mortgage-backed securities          1,345          80     5.94%       2,030         126    6.21%       2,780         168    6.04%
  Investment securities                 360          13     3.63%         777          35    4.50%       1,101          59    5.36%
  Other interest-earning assets       7,653         430     5.62%       6,068         347    5.72%       6,585         373    5.66%
  FHLB stock                            177          11     6.53%         173          12    6.94%         121           8    6.61%
                                    -------      ------     ----      -------      ------    ----      -------      ------    ----
  Total interest-earning
   assets(1)                         28,668       2,002     6.98%      27,060       1,914    7.07%      24,676       1,693    6.86%
                                                 ======     ====                   ======    ====                   ======    ====
  Non-interest-earning assets         1,436                             1,491                            1,267
                                    -------                           -------                          -------
Total Assets                        $30,104                           $28,551                          $25,943
                                    =======                           =======                          =======
Interest-Bearing Liabilities:
  Savings deposits                  $ 6,081         156     2.57%     $ 6,651         172    2.59%     $ 7,168         191    2.66%
  Certificate accounts               19,290       1,065     5.52%      17,458         995    5.70%      14,585         749    5.14%
  Demand deposit accounts               103           1     1.28%          54        1.85%
                                    -------      ------     ----      -------      ------    ----      -------      ------    ----
    Total interest-bearing
     liabilities                     25,474       1,222     4.80%      24,163       1,168    4.83%      21,753         940    4.32%
                                                 ======     ====                   ======    ====                   ======    ====
    Non-interest bearing
     liabilities                        490                               393                              297
                                    -------                           -------                          -------
Total liabilities                    25,964                            24,556                           22,050
                                    -------                           -------                          -------
Total Stockholders' Equity            4,140                             3,995                            3,893
                                    -------                           -------                          -------
Total liabilities and
 Stockholders' Equity               $30,194                           $28,551                          $25,943
                                    =======                           =======                          =======
Net interest income                              $  780                            $  746                           $  753
                                                 ======                            ======                           ======
  Net interest rate spread                                  2.18%                            2.24%                            2.54%
                                                            ====                             ====                             ====
  Net earning assets                $ 3,194                           $ 2,897                          $ 2,923
                                    =======                           =======                          =======
  Net yield on average
   interest-earning assets                                  2.72%                            2.76%                            3.05%
                                                            ====                             ====                             ====
  Ratio of average interest
   earning assets to average
   interest-bearing liabilities                   1.13x                             1.12x                            1.13x
                                                 ======                            ======                           ======

--------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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


                                                                            Year Ended March 31,
                                               ----------------------------------------------------------------------------
                                                        1998 v. 1999                              1997 v. 1998
                                               ----------------------------------------------------------------------------

                                               Increase                                  Increase
                                               (Decrease)                                (Decrease)
                                                 Due to                                    Due to
                                               ----------                                ----------
                                                                               Total                                 Total
                                                                            Increase                              Increase
                                                 Volume          Rate      (Decrease)       Volume      Rate     (Decrease)
                                               --------         -----      ----------       ------     -----     ----------
                                                      (Dollars in Thousands)                     (Dollars in Thousands)
Assets:
Interest-earning assets:
 Loan receivable                                 $  87          $ (13)          $  74       $ 302    $     7         $ 309
 Mortgage-backed securities                        (42)            (4)            (46)        (45)         3           (42)
 Investment securities                             (19)            (3)            (22)        (17)        (7)          (24)
 Other interest-earning assets                      90             (7)             83         (29)         3           (26)
 FHLB stock                                          -             (1)             (1)          3          1             4
                                                 -----           -----           ----        ----        ----        ------
Total interest-earning assets                      116            (28)             88         214          7           221


Liabilities and Equity Capital:
Interest-bearing liabilities:
 Savings deposits                                $ (15)         $  (1)          $ (16)      $ (14)   $    (5)        $ (19)
 Certificate accounts                              102            (32)             70         158         88           246
 Demand deposit accounts                             1             (1)              -           1          -             1
                                                 -----         ------          ------      ------       ----         -----
 Total interest-bearing
   liabilities                                   $  88          $ (34)          $  54       $ 145    $    83         $ 228

Net interest income:                                                            $  34                                $  (7)
                                                                                =====                                ======

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

     At March 31, 1999, total interest-bearing liabilities maturing, repricing or repaying within one year exceeded total interest-bearing assets maturing, repricing, or repaying in the same period by $4,826,000, representing a negative one-year gap ratio of 16.05%.

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

     The following table sets forth the scheduled repricing or maturity of the Bank's assets and liabilities as of March 31, 1999, based on the following assumptions:

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

     The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities at March 31, 1999 on the basis of prepayments and decay rates as calculated through historical analysis or as provided by regulatory agencies.

                                                            Maturing or Repricing

                                            -----------------------------------------------------
                                            Within      Over 1-3    Over 3-5    Over
                                            One Year    Years       Years       5 Years   Total
                                            Amount      Amount      Amount      Amount    Amount
                                            --------    --------    --------    -------   -------
Fixed/Adjustable Rate Mortgage Loans        $ 2,323     $ 3,564     $ 5,112     $6,408    $17,407
Other Loans                                   3,104         137         168        297      3,706
Investment Securities                         7,346           0           0          0      7,346
                                            -------     -------     -------     ------    -------
Total Interest-Earning Assets                12,773       3,701       5,280      6,705     28,459
------------------------------------------  -------     -------     -------     ------    -------

Savings Deposits                                613       1,225       1,225      3,063      6,126
Certificates                                 16,976       2,791         329         95     20,191
Demand Deposit Accounts                          10          22          22         63        117
                                            -------     -------     -------     ------    -------
Total Interest-Bearing Liabilities           17,599       4,038       1,576      3,221     26,434

Assets Less Liabilities                      (4,826)       (337)      3,704      3,484      2,025
Cumulative Interest-Rate Sensitivity Gap     (4,826)     (5,163)     (1,459)     2,025      2,025
Cumulative Percentage of Assets              (16.05%)    (17.17%)     (4.85%)    (6.74%)

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

     The Bank's allowance for general loan losses at March 31, 1999 was $52,171. In the fiscal year ended March 31, 1999, the Bank provided $6,000 as an additional allowance for loan losses. At March 31, 1999, the Bank's allowance for loan losses, as a percentage of total loans outstanding was .24% as compared to .24% at March 31, 1998.

                                 OTHER INCOME
                                 CONSOLIDATED

     Total other income increased $8,000 to $47,000 during the period ended March 31, 1999 as compared to the same period for 1998. The increase was primarily the result of an increase in rental income of $2,000 and an increase in the cash surrender value of officer's life insurance.

     Total other income increased $11,000 to approximately $39,000 in 1998 as compared to 1997. The increase was primarily the result of an increase in income recognized from loan origination fees and deposit related fees.

                        CONSOLIDATED OPERATING EXPENSES

     Operating expenses increased by $20,000 in fiscal year 1999, as compared to fiscal 1998. This increase was primarily the result of an increase in occupancy costs and equipment expenses of $22,000 due mainly to the acquisition of the North Riverside, Illinois branch site. As a percentage of average assets, total operating expenses amounted to 1.9% for 1999 and 1.9% in 1998.

     Operating expenses decreased by $121,000 in 1998, as compared to 1997. As a percentage of average assets, total operating expenses amounted to 1.9% for 1998 and 2.6% for 1997.

                                 INCOME TAXES

     The income tax provisions amounted to $92,000, $85,000 and $25,000 during the fiscal years 1999, 1998 and 1997, respectively, which amounted to effective tax rates of 36.8%, 37.4% and 25.5% during these respective periods. See discussion of accounting and income tax issues in Note 13 in Notes to Financial Statements.

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

     The Bank's liquidity, represented by cash equivalents, is a product of its operating, investing and financing activities. These activities for the years ended March 31, 1999, 1998 and 1997 are summarized below:

                                                                Years Ended March 31,
                                                             --------------------------
                                                             --------------------------
                                                              1999      1998      1997
                                                              ----      ----      ----
Consolidated Cash Flows                                            (in thousands)
-----------------------
Operating activities
  Net income                                                 $  157       142        74
Adjustment to reconcile net income to net cash
  provided by (used in) operating activities                    609      (909)      106
                                                             ------    ------    ------
Net cash provided by (used in) operating activities             766      (767)      180
Net cash provided by (used in) investing activities            (951)   (1,657)   (1,863)
Net cash provided by (used in) financing activities           1,146     2,358     1,613
                                                             ------    ------    ------
Net increase (decrease) in cash and cash equivalents            961       (66)    (  70)
Cash and cash equivalents at beginning of year                7,178     7,244     7,314
                                                             ------    ------    ------
Cash and cash equivalents at end of year                     $8,139    $7,178    $7,244
                                                             ======    ======    ======

     The primary investing activity of the Bank is the origination and purchase of loans and the purchase of mortgage-backed and investment securities. During the years ended March 31, 1999 and 1998 the Bank had a net increase in loans of approximately $1,658,000 and $2,899,000, and for the year ended March 31, 1997, the Bank had a net increase in loans of approximately $2,620,000 (after principal repayments), respectively. Purchases of mortgage-backed and investment securities (including Federal Home Loan Bank Stock) approximated $100,000, $156,000, and $48,000 respectively, in those same periods.

     Financing activities in the years ended March 31, 1999 and 1998 consisted of a net increase in total deposits of approximately $1,166,000 and $2,448,000, and for year ended March 31, 1997 a net increase in total deposits of approximately $1,607,000. The Bank had no borrowed funds during these years.

     At March 31, 1999, the Bank had outstanding loan commitments of $1,318,000.

     Regulations require a savings institution to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 5% of the average daily balance of its net withdrawable deposits and short-term borrowings. In addition, short-term liquid assets currently must constitute 1% of the sum of net withdrawable deposit accounts plus short-term borrowings. Management's objectives and strategies for the Bank have consistently maintained liquidity levels in excess of regulatory requirements. At March 31, 1999 and 1998, the Bank's liquidity level was in excess of 25%.

     The Bank is also required to maintain specific amounts of capital pursuant to federal regulations. As of March 31, 1999 the Bank was in compliance with all regulatory capital requirements, with core (Tier 1) and risk-based (Tier 2) ratios of 10.76%, and 24.49%, well above the required ratios.


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

                                  STOCK DATA

     West Town Bancorp, Inc.'s common stock is traded over-the-counter through the National Daily Quotation System "Pink Sheet" published by the National Quotation Bureau, Inc. At March 31, 1999, the Company had 222,603 shares outstanding with a book value of $19.08 per share. The closing price of the stock on March 31, 1999 was $12.00 per share, or 62.9% of book value. Earnings per share for the year ended March 31, 1999 was $0.74.

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


                        ANNUAL MEETING OF STOCKHOLDERS
       The Annual Meeting of the Stockholders of West Town Bancorp, Inc. will be held at 1:00 p.m., July 14, 1999, at the following location:
                            Corporate Headquarters
                              4852 W. 30th Street
                            Cicero, Illinois 60804

               All Stockholders are cordially invited to attend.

       At April 30, 1998, the Corporation had 88 stockholders of record.