Form 10-K, Exhibit 13
period 2000-03-31
WEST TOWN BANCORP INC
filed 2000-06-07
CIK 926867

                            WEST TOWN BANCORP, INC.
                                 ANNUAL REPORT


                                MARCH 31, 2000

                               TABLE OF CONTENTS

Financial Highlights........................................................   2

Letter to Our Stockholders..................................................   3

Directors and Officers......................................................   6

Our Commitment To You.......................................................   7

Selected Financial Data.....................................................  10

Management's Discussion and Analysis of
   Financial Condition and Results of Operations............................  12

Stock Data..................................................................  27

Stockholder Information.....................................................  28

Report of Independent Auditors and Financial
   Statements of West Town Bancorp, Inc. and Subsidiaries................... F-1

Notes to Financial Statements............................................... F-6

                             FINANCIAL HIGHLIGHTS

                                      At or for the year ended March 31,

(Dollars in Thousands)                   2000         1999        1998
                                         ----         ----        ----
-----------------------------------------------------------------------

FOR THE YEAR:
------------

Net interest income                     $   783         780         746
Net income                                   62         157         142
Return on average equity                   1.48%       3.80%       3.56%
Return on average assets                    .19%       0.52%       0.50%

AT YEAR END:
-----------

Total Assets                            $34,958      30,984      29,546
Loans Receivable, net                    19,633      20,110      18,452
Interest earning assets                  32,383      29,221      27,636
Interest bearing liabilities             30,458      26,430      25,264
Non-performing assets                         0           0          96
Allowance for loan losses                    58          52          46
Book Value Per Share                    $ 19.81       19.08       18.05
-----------------------------------------------------------------------

To Our Shareholders
-------------------

     The management, directors, and employees of West Town Bancorp, Inc. (the "Company") met the challenges presented by the year's economy and delivered another year of profitable performance. Our fiscal year ended March 31, 2000 was our sixth year as a productive public company and our subsidiary West Town Savings Bank's (the "Bank") seventy-eighth year in the financial services industry. Our book value remains at an all-time high.

     Total assets increased to $34,957,885 at March 31, 2000 from $30,983,864 at March 31, 1999, an increase of $3,974,021. This increase in assets is attributable to the opening of the Bank's first branch office on January 18, 2000, at 7820 West 26th Street, North Riverside, Illinois.

     The North Riverside office is a fully equipped branch that includes safe deposit boxes and ATM. Automobile and line of credit loans are being added to the Bank's loan product menu along with business NOW, money market and statement savings accounts to our deposit products. Telephone banking will soon become a reality. This service will enable potential customers to be informed about our various products and services, as well as keeping existing customers informed about their current savings and checking account balances, current loan balances, and current interest rates on savings and loan products and enabling them to transfer funds between their accounts. Our branch deposits at March 31, 2000 were $3,900,000.

     Shortly after our fiscal year end, the Bank, along with four other local financial institutions, acquired an interest in Commercial Loan Corporation, Oak Brook, Illinois ("CLC"). The purpose of CLC is to provide financial institutions an opportunity to participate in the origination, servicing, sale and purchase of commercial loans. The commercial loans to be originated by CLC will include, but not be limited to, commercial real estate loans, secured letters and operating lines of credit, equipment financing and inventory financing. This investment allows the Bank the opportunity to broaden its lending capabilities into commercial loans wherein it can receive higher yields and become less rate sensitive.

     Net income for fiscal 2000 was $62,036 compared to $157,364 for fiscal 1999. The decrease in net income was attributable to anticipated branch construction expenses and Y2K costs. Management believes the North Riverside branch will out perform original projections and become profitable in 24 months.

     Loans receivable, primarily mortgages, decreased $477,000 to $19,632,826. However, when combined with mortgage-backed securities, there was a $160,000 increase from March, 1999.

     As of March 31, 2000, the Bank exceeded all regulatory capital standards. The Bank's regulatory core capital at March 31, 2000 was $3,295,010 or 9.65% of total assets. The Bank has a regulatory core capital in excess of the regulatory requirements at March 31, 2000. The Company's stockholders' equity decreased by $79,178 primarily due to the Company's purchase of treasury stock. These purchases resulted in a book value per share at March 31, 2000 of $19.81/share compared to $19.08/share at March 31, 1999.

     The Bank also has a regulatory risk-based capital in excess of the regulatory requirements at March 31, 2000.

     Although the financial services industry has changed dramatically since the Bank's beginnings as a local building and loan in 1922, our focus has not. Safety and security of our customer's funds is our responsibility. Our customers look to us for guidance and assistance in attaining specific goals, whether those goals are to purchase a home, secure a comfortable retirement, save for their children's education; or, now for business and commercial purposes.

     West Town Insurance Agency, Inc. is our full-service insurance agency and offers all types of insurance to cover consumers' individual insurance needs. In addition to the usual fire, commercial, general liability, auto and homeowners coverage, the agency also offers business coverage insurance.

     The directors, officers and employees of the Bank take a very active role in various community and neighborhood organizations. Holding office on various boards, and giving of their time and effort to help others, enriches their own worth. Some of the local organizations the Bank is actively involved in include the Cicero Chamber of Commerce, the United Way and the Hawthorne Businessmen's Association. The Bank has, among many others, financially supported the St. Mary's Social Center, the Boys Club of Cicero, the Town of Cicero Higher Education Program and the North Riverside Youth Scholarship Fund.

     I am very proud of the hard work and dedication of all of our employees. Their efforts make the difference and make West Town Savings Bank what it is today. The loyalty and support we enjoy as a business is a direct result of the commitment of our officers, directors and employees.

     Looking to the future, we recognize that the financial services industry is rapidly changing. We are specialists in the lending field and are dedicated to retaining that position. Our savings accounts are changing with the needs of the consumer--competitive rates are what our customers want and will receive; they deserve it.

     We are prepared to face the challenges ahead of us. We appreciate the trust and confidence placed in West Town Bancorp and will work to keep your support while increasing shareholder value.


                                         Sincerely,


                                         /s/ Dennis B. Kosobucki
                                         Dennis B. Kosobucki
                                         Chairman of the Board
                                         and President

                            DIRECTORS AND OFFICERS

                            West Town Bancorp, Inc.
                            West Town Savings Bank


DIRECTORS:
---------

Dennis B. Kosobucki
-------------------
Chairman, President and Chief Executive Officer and Director
West Town Bancorp, Inc. and West Town Savings Bank

Edward J. Hradecky
------------------
Secretary and Director of West Town Bancorp, Inc. and Director of West Town Savings Bank

John A. Storcel
---------------
Director of West Town Bancorp, Inc. and West Town Savings Bank

James J. Kemp, Jr.
------------------
Director of West Town Bancorp, Inc. and West Town Savings Bank

James Kucharczyk
----------------
Director of West Town Bancorp, Inc. and West Town Savings Bank

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

Edward J. Hradecky
Secretary

                             OUR COMMITMENT TO YOU

     Since 1922, the Bank's primary mission has been promoting savings and home ownership through sound financial products and the highest quality and friendly professional service to our customers. Continuing with its mission, the Bank is now attracting small businesses to its customer base, through business checking, money market and statement savings accounts together with various loan products to assist businesses in their growth and profitability.

     The Bank is positioned to remain strong. Its strong capital position allows it the flexibility to grow as demand for its product permits. Its capital is well above regulatory requirements, with core capital to assets of 9.65% (3.0% required) and risk-based capital to risk-based assets of 23.01% (8.0% required).

     West Town Savings Bank's customers enjoy the advantages of dealing with a healthy financial institution with resources to meet their needs, and the friendly, service-minded, highly professional atmosphere of the Bank is reminiscent of the personal banking environment of earlier days.

     Through its customer base, West Town Savings Bank reinvests in its community, on a secure and profitable basis, to the benefit of both its customers and stockholders.

                              PRODUCTS & SERVICES

PRODUCTS OFFERED
----------------

     The Savings Bank offers a full range of consumer and busines products, including but not limited to:

          .    First and Second Mortgage Loans
          .    Home Improvements and Equity Line of Credit Loans
          .    Auto Loans (Direct Basis)
          .    Credit Cards (Offered through Elan Financial - The Bank will not carry the debt as portfolio product)
          .    Loan on Deposit Accounts
          .    Commercial Loans
          .    Savings Accounts - Including Passbooks, Personal and Business
                Statement Savings, Junior Savers and Christmas Clubs
          .    Money Market Accounts - Personal & Business
          .    Checking Accounts - Personal & Business
          .    Certificates of Deposit
          .    IRA Accounts
          .    Travelers Checks, Money Orders & Bank Checks
          .    ATM Cards - Including ATM Machine owned by the Bank for which our customer will not be charged to use
          .    Safe Deposit Boxes
          .    Telephone Banking


SERVICES OFFERED
----------------

     Services available include:

          *    Travelers Checks
          *    Cashiers Checks
          *    Free Notary Service
          *    Check cashing (for depositors)
          *    Photocopy
          *    Direct deposit of social security and pension payments
          *    Application Center for Town of Cicero vehicle tags
          *    Sale and redemption of U. S. Savings Bonds
          *    Coin counting for customers


                                FUTURE OUTLOOK

     All the products and services are offered by our consumer oriented employees who will continue to satisfy both new and current loyal customers. We believe that this is what it takes to build a financial institution that can provide expert financial service for customers today and in the future.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                               March 31,
                                        ----------------------------------------------------
                                           2000                 1999                  1998
                                                           (in thousands)
                                        ----------------------------------------------------
STATEMENT OF FINANCIAL CONDITION
--------------------------------
 Total assets                           $34,958               $30,984                $29,546
 Loans receivable                        19,633                20,110                 18,452
 Mortgage-backed securities               1,576                   938                  1,632
 Investment securities                      435                   447                    777
 Deposits                                30,458                26,430                 25,264
 Total borrowings                             0                     0                      0
 Stockholders' equity                     4,167                 4,246                  4,048


                                                         Years Ended March 31,
                                        ----------------------------------------------------
                                           2000                 1999                  1998
                                                           (in thousands)
                                        ----------------------------------------------------

SELECTED OPERATIONS DATA
------------------------
 Total interest income                  $ 2,028               $ 2,002                $ 1,914
 Total interest expense                   1,245                 1,222                  1,168
                                        -------               -------                -------

 Net interest income                        783                   780                    746
 Provision for loan losses                    6                     6                      6
                                        -------               -------                -------


 Net interest income after
   provision for loan losses                777                   774                    740
                                        -------               -------                -------

 Loan fees and service charges               13                    10                     12
 Other non-interest income                   37                    37                     27
                                        -------               -------                -------

 Total non-interest income                   50                    47                     39
 Total non-interest expense                 741                   572                    552
 Income tax expense                          24                    92                     85
                                        -------               -------                -------

 Net income                             $    62               $   157                $   142
                                        =======               =======                =======

                                                             Years Ended March 31,
                                                     ---------------------------------------
                                                       2000            1999            1998
                                                     ---------------------------------------

SELECTED FINANCIAL RATIOS AND
OTHER DATA:
----------
Performance Ratios:
  Return on assets (ratio of net
    income to average total assets)                     0.19%          0.52%           0.50%

Net interest rate spread information:
  Average during year                                   2.21%          2.18%           2.24%
  End of year                                           1.86%          1.79%           2.14%
  Net interest margin (1)                               2.60%          2.72%           2.76%

Ratio of operating expense to
    average total assets                                2.31%          1.90%           1.93%

Return on stockholders' equity
    (ratio of net income to average equity)             1.48%          3.80%           3.56%

Short-term liquid assets
    to total assets (2)                                31.95%         26.27%          25.99%

Ratio of average interest-
    earning assets to average
    interest-bearing liabilities                        1.09x          1.13x           1.12x

Quality Ratios:
  Non-performing assets to total
    assets at end of year                               0.00%          0.00%           0.33%
  Allowance for loan losses to
    non-performing loans                                  -0-            -0-          48.05%
  Allowance for loan losses
    to total loans                                      0.28%          0.24%           0.24%

  Capital Ratios:
  Stockholders' equity to total
    assets at end of year                              11.92%         13.71%          13.70%
  Average stockholders' equity
    to average assets                                  13.09%         13.75%          13.99%

Number of full service offices                             2              1               1

(Continued on next page)

                                                   March 31,
                                          --------------------------
                                          2000       1999       1998
                                          --------------------------
Weighted average yield on:
  Loans receivable                        7.38%      7.05%      7.78%
  Mortgage-backed securities              7.24%      6.27%      6.35%
  Investment securities (3)               6.27%      4.94%      4.84%
  Other interest-earning assets           5.78%      4.88%      5.70%
  Combined weighted average yield
    on interest-earning assets            6.83%      6.41%      7.11%
Weighted average rate paid on:
  Savings deposits                        2.50%      2.50%      2.60%
  Certificates                            5.76%      5.28%      5.77%
  NOW and money market accounts           4.05%      1.05%        -0-
  Combined weighted average rate
    paid on interest-bearing
    liabilities                           4.97%      4.62%      4.97%
Spread                                    1.86%      1.79%      2.14%


________________________

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

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     West Town Bancorp, Inc. (the "Company"), a Delaware corporation, was organized on May 6, 1994 to acquire all of the capital stock issued by West Town Savings Bank (the "Bank") upon its conversion from the mutual to stock form of ownership. On March 1, 1995, the Company sold 221,940 shares of common stock at $10 per share to depositors, employees, and other investors. Total proceeds from the conversion in the amount of $1,888,516 (which is net of conversion and issuance costs of $330,884) was recorded as common stock and additional paid-in-capital in fiscal year 1995. The Company utilized $944,258 of the net proceeds to acquire all the capital stock of the Bank.

     Financial statements on a consolidated basis for both the Company and the Bank are included in the Annual Report. The Company had no material assets or liabilities until the conversion was completed on March 1, 1995.

     The following table presents the Consolidated Statements of Changes in Stockholders' Equity for the three years ended March 31, 2000.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       THREE YEARS ENDED MARCH 31, 2000

                                                                     Accumulated                  Common      Common
                                             Additional              Other                        Stock       Stock
                                   Common    Paid-In     Retained    Comprehensive    Treasury    Acquired    Awarded
                                   Stock     Capital     Earnings    Income           Stock       by ESOP      by MRP     Total
                                   -------   ---------   ---------   -------------    --------    ---------   --------  ---------
Balance at March 31, 1997          $ 2,319   1,986,077   2,137,485              -            -     (153,001)    (9,319) 3,963,561
                                   -------   ---------   ---------      ---------     --------    ---------   --------  ---------

Comprehensive income:
 Net income                                                142,177                                                        142,177
                                                           -------                                                       --------

Total comprehensive income                                 142,177                                                        142,177
                                                           -------                                                       --------
Purchase of treasury stock
 (7,625 shares)                                                                        (81,906)                           (81,906)
Amortization of award of
 MRP stock                                                                                                       9,319      9,319
Contribution to fund ESOP loan          -        1,050           -              -            -       13,617          -     14,667
                                   -------   ---------   ---------      ---------     --------    ---------   --------  ---------
Balance at March 31, 1998            2,319   1,987,127   2,279,662              -      (81,906)    (139,384)         -  4,047,818
                                   -------   ---------   ---------      ---------     --------    ---------   --------  ---------

Comprehensive income:
 Net income                                                157,364                                                        157,364
 Other comprehensive income,
  net of tax:
 Unrealized holding gain
  during the year                                                -         44,832                                          44,832
                                                         ---------      ---------                                       ---------
Total comprehensive income                                 157,364         44,832                                         202,196
                                                         ---------      ---------                                       ---------
Purchase of treasury stock
 (1,700 shares)                                                                        (25,300)                           (25,300)
Tax benefit related to
 MRP stock                                       2,730                                                                      2,730
Contribution to fund ESOP loan           -       4,012           -              -            -       14,968          -     18,980
                                    ------   ---------   ---------       --------     --------    ---------   --------  ---------
Balance at March 31, 1999            2,319   1,993,869   2,437,026         44,832     (107,206)    (124,416)         -  4,246,424
                                    ------   ---------   ---------       --------     --------    ---------   --------  ---------

Comprehensive income:
 Net income                                                 62,036                                                         62,036
 Other comprehensive income,
  net of tax:
 Unrealized holding loss
  during the year                                                         (13,609)                                        (13,609)
                                                         ---------       --------                                       ---------
Total comprehensive income                                  62,036        (13,609)                                         48,427
                                                         ---------       --------                                       ---------
Purchase of treasury stock
 (12,241 shares)                                                                      (147,451)                          (147,451)

Contribution to fund ESOP loan                   3,392                                               16,454                19,846
                                    ------   ---------   ---------       --------    ---------    ---------   --------  ---------
Balance at March 31, 2000           $2,319   1,997,261   2,499,062         31,223     (254,657)    (107,962)         -  4,167,246
                                    ======   =========   =========       ========    =========    =========   ========  =========

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

     The Bank's principal business consists of attracting deposits from the public and investing those deposits, together with funds generated from operations, primarily in one-to-four family mortgage loans and some into various consumer and commercial loans. The Bank's deposit accounts are insured to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC").

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

                       CONSOLIDATED FINANCIAL CONDITION

     As of March 31, 2000, total assets increased approximately $4,000,000, or 12.8%, to $34,958,000 from $30,984,000 at March 31, 1999. The increase primarily resulted from an increase in deposits taken in at the new branch office, which were used primarily to originate and purchase mortgage loans.

     Net loans receivable decreased in 2000 by $477,000, or 2.4%, as loan repayments and participation loans sold exceeded purchased loans and loan originations. During the year ended March 31, 2000, the Bank had loan originations and purchases of $4,690,000, compared to $9,752,000 for the year ended March 31, 1999.

     Stockholders' equity decreased approximately $79,000, or 1.9%, for the year ended March 31, 2000 as compared to March 31, 1999, primarily as a result of the purchase of treasury stock at a cost of approximately $147,000, and unrealized losses on securities available for sale, net of income taxes, totaling approximately $14,000, partially offset by net income for the year of $62,000.

     The Bank's lending activities have been concentrated primarily in residential real property secured by first liens on such property. At March 31, 2000 approximately 84.2% of the Bank's loans were secured by one-to-four family dwellings. In addition, the Bank currently is participating in construction loans for the purpose of building one-to-four family dwellings. The remaining loans were secured by commercial real estate and multi-family properties and savings accounts. The Bank requires collateral on all loans and generally maintains loan to value ratios on real estate loans no greater than 80%. Virtually all of the Bank's mortgage loans are geographically located within a thirty-mile radius of the Bank's main office.

                       CONSOLIDATED NET INTEREST INCOME

     Net interest income increased by $3,000, or .4%, during the year ended March 31, 2000, as compared to the prior year. The increase in gross interest income of $26,000 was the result of an increase of approximately $1,415,000 in average interest earnings assets partially offset by a decrease in the average yield to 6.74% at March 31, 2000 from 6.98% at March 31, 1999. The increase in interest expense of $23,000 was attributable to an increase in the average interest bearing liabilities of approximately $2,003,000 partially offset by a decrease in the average yield paid on deposits from 4.80% at March 31, 1999 to 4.53% at March 31, 2000.

     Net interest income increased by $34,000 or 4.5%, during the year ended March 31, 1999 as compared to the prior year. Interest income increased $88,000, while interest expense increased $54,000. The average interest - earning assets increased by approximately $1,608,000 while average interest - bearing liabilities increased by approximately $1,311,000.

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

                                                                        YEAR ENDED MARCH 31,
                                 -----------------------------------------------------------------------------------------------
                                                 2000                           1999                             1998
                                 -----------------------------------------------------------------------------------------------

                                 Average       Interest           Average     Interest           Average      Interest
                                 Outstanding   Earned/   Yield/   Outstanding Earned/     Yield  Outstanding  Earned/    Yield
                                 Balance       Paid       Rate    Balance      Paid       Rate   Balance      Paid       Rate
                                 -----------   --------  ------   -----------  --------   -----  -----------  --------   -----
                                  (Dollars in Thousands)          (Dollars in Thousands)         (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable (1)           $    19,576   $  1,448   7.40%   $    19,133  $  1,468   7.67%   $   18,012   $ 1,394    7.74%
  Mortgage-backed
    securities                           695         45   6.47%         1,345        80   5.94%        2,030       126    6.21%
 Investment securities                   200         11   5.50%           360        13   3.63%          777        35    4.50%
 Other interest-earning
    assets                             9,429        511   5.42%         7,653       430   5.62%        6,068       347    5.72%
 FHLB stock                              183         13   7.10%           177        11   6.53%           73        12    6.94%
                                 -----------   --------   ----    -----------  --------   ----    ----------   -------    ----
  Total interest-earning
    assets(1)                         30,083      2,028   6.74%        28,668     2,002   6.98%       27,060     1,914    7.07%
                                               ========   ====                 ========   ====                 =======    ====
  Non-interest-earning
    assets                             1,995                            1,436                          1,491
                                 -----------                      -----------                     ----------
 Total Assets                    $    32,078                      $    30,104                     $   28,551
                                 ===========                      ===========                     ==========

Interest-Bearing Liabilities:
  Savings deposits               $     6,582        148   2.25%   $     6,081       156   2.57%   $    6,651       172    2.59%
 Certificate accounts                 20,372      1,086   5.33%        19,290     1,065   5.52%       17,458       995    5.70%
 Demand deposit and
    money market accounts                523         11   2.10%           103         1   1.28%           54         1    1.85%
                                 -----------   --------   ----    -----------  --------   ----    ----------   -------    ----
   Total interest-bearing
    liabilities                       27,477      1,245   4.53%        25,474     1,222   4.80%       24,163     1,168    4.83%
                                               ========   ====                 ========   ====                 =======    ====
   Non-interest bearing
    liabilities                          403                              490                            393
                                 -----------                      -----------                     ----------
 Total liabilities                    27,880                           25,964                         24,556
 Total Stockholders' Equity            4,198                            4,140                          3,995
                                 -----------                      -----------                     ----------
 Total liabilities and
    Stockholders' Equity         $    32,078                      $    30,194                     $   28,551
                                 ===========                      ===========                     ==========
 Net interest income                           $    783                        $    780                        $   746
                                               ========                        ========                        =======
  Net interest rate
    spread                                                2.21%                           2.18%                           2.24%
                                                          ====                            ====                            ====
  Net earning assets             $     2,606                      $     3,194                     $    2,897
                                 ===========                      ===========                     ==========
  Net yield on average
   interest-earning assets                                2.60%                           2.72%                           2.76%
                                                          ====                            ====                            ====
  Ratio of average interest
    earning assets to
    average interest-bearing
    liabilities                                    1.09x                           1.13x                          1.12x
                                               ========                        ========                        =======

_________________________________
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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

                                                                   Year Ended March 31,
                                              ---------------------------------------------------------------------
                                                       1999 v. 2000                      1998 v. 1999
                                              ---------------------------------------------------------------------

                                             Increase                         Increase
                                             (Decrease)                      (Decrease)
                                               Due to                          Due to
                                             ----------                       -------
                                                               Total                         Total
                                                               Increase                      Increase
                                             Volume    Rate    (Decrease)      Volume     Rate    (Decrease)
                                             ------    ----    ----------      ------     ----    ----------
                                                (Dollars in Thousands)             (Dollars in Thousands)
Assets:
Interest-earning assets:
  Loan receivable                            $   33    $  (53)   $   (20)      $   87     $  (13)   $   74
  Mortgage-backed securities                    (40)        5        (35)         (42)        (4)      (46)
  Investment securities                          (6)        4         (2)         (19)        (3)      (22)
  Other interest-earning assets                 100       (19)        81           90         (7)       83
  FHLB stock                                      1         1          2            0         (1)       (1)
                                             ------    ------    -------       ------     ------    ------
Total interest-earning assets                $   88       (62)        26          116        (28)       88
                                             ------    ------    -------       ------     ------    ------

Liabilities and Equity Capital:
Interest-bearing liabilities:
  Savings deposits                           $   12    $  (20)   $    (8)        $(15)      $ (1)     $(16)
  Certificate accounts                           59       (38)        21          102        (32)       70
  Demand deposit and
    money market accounts                         8         2         10            1         (1)        0
                                             ------    ------    -------       ------     -------   ------
  Total interest-bearing
    liabilities                              $   79    $  (56)   $    23         $ 88       $(34)     $ 54
                                             ------    ------    -------       ------     -------   ------

Net interest income:                                             $     3                              $ 34
                                                                 =======                            ======

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

     At March 31, 2000, total interest-bearing liabilities maturing, repricing or repaying within one year exceeded total interest-bearing assets maturing, repricing, or repaying in the same period by $873,000, representing a negative one-year gap ratio of 2.55%.

     During periods of rising interest rates, it is expected that the cost of the Bank's interest- bearing liabilities would rise more quickly than the yield on its interest-earning assets, which would adversely affect net interest income. In periods of falling interest rates, the opposite effect on net interest income is expected. However, heavy prepayments of mortgages could reduce the positive effect of the falling interest rates. Management believes that currently the risk of substantial effect of changes in interest rates on net interest income is minimal due to the positive gap position and also due to the strong net worth position of the Bank and the excess of its interest-earning assets over interest-bearing liabilities. Nonetheless, the Bank closely monitors interest rate risk as such risk relates to management's strategy.

     As part of its Asset/Liability Management strategy, the Bank invests in mortgage pools and mortgage backed securities to offset unexpected loan prepayments and to supplement low loan origination volumes. In recent years the Bank has purchased mortgage pools of loans with maturities or repricing accruing within a 1 to 7 year period.

     The following table sets forth the scheduled repricing or maturity of the Bank's assets and liabilities as of March 31, 2000, based on the following assumptions:

     1. Fixed-rate certificate accounts will not be withdrawn prior to maturity.


     2. Passbook, Demand Deposit and Money Market Accounts were assumed to withdraw at a rate of 10% during the first year, a combined rate of 20% for years two and three, and 20% for years four and five.

     3. Adjustable-rate loans and mortgage-backed securities are calculated at the earlier of maturity or the contractual repricing date.


     4. Fixed-rate mortgage loans, other fixed-rate loans and fixed-rate mortgage-backed securities are shown on the basis of contractual amortization and management's estimate of annual prepayments based upon past experience.

     The effect of these assumptions is to quantify the dollar amount of items that are interest- sensitive and that can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (1) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an interest rate index; (2) an asset or liability, such as a mortgage loan, may amortize, permitting reinvestment of cash flows at the then-prevailing interest rates; or (3) an asset or liability may mature, at which time the proceeds can be reinvested at the current market rates. Management believes these prepayment and erosion rates represent reasonable estimates based on the Bank's experience and are consistent with information provided by regulatory agencies.

     The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities at March 31, 2000 on the basis of prepayments and decay rates as calculated through historical analysis or as provided by regulatory agencies.


                                                                           Maturing or Repricing
                                           ---------------------------------------------------------------------------------------
                                           Within             Over 1-3     Over 3-5    Over
                                           One Year           Years        Years       5 Years     Total
                                           Amount             Amount       Amount      Amount      Amount
                                           --------           --------     --------    --------    --------
Fixed/Adjustable Rate Mortgage Loans       $  6,898           $  5,665     $  3,590    $  4,890    $ 21,043

Other Loans                                      93                 75           27          22         217

Investment Securities                         9,550                932            0           0      10,482
                                           --------           --------     --------    --------    --------

Total Interest-Earning Assets                16,541              6,672        3,617       4,912      31,742
                                           --------           --------     --------    --------    --------

Savings Deposits                                575              1,150        1,150       2,872       5,747

Certificates                                 16,686              6,220          275           0      23,181

Demand Deposit and Money Market Accounts        153                306          306         769       1,534
                                           --------           --------     --------    --------    --------
Total Interest-Bearing Liabilities           17,414              7,676        1,731       3,641      30,462
                                           --------           --------     --------    --------    --------

Assets Less Liabilities                        (873)            (1,004)       1,886       1,271       1,280

Cumulative Interest-Rate Sensitivity Gap       (873)            (1,877)           9       1,280       1,280

Cumulative Percentage of Assets               (2.55%)            (5.49%)        .01%       3.75%

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

     The Bank's allowance for general loan losses at March 31, 2000 was $58,171. In the fiscal year ended March 31, 2000, the Bank provided $6,000 as an additional allowance for loan losses. At March 31, 2000, the Bank's allowance for loan losses, as a percentage of total loans outstanding was .28% as compared to .24% at March 31, 1999.

                                 OTHER INCOME
                                 CONSOLIDATED

     Total other income increased $2,500 to $50,000 during the period ended March 31, 2000 as compared to the same period for 1999. The increase was primarily the result of an increase in loan related fees and an increase in the cash surrender value of officer's life insurance.

     Total other income increased $8,000 to approximately $47,000 in 1999 as compared to 1998. The increase was primarily the result of an increase in rental income and an increase in the cash surrender value of officer's life insurance.

                        CONSOLIDATED OPERATING EXPENSES

     Operating expenses increased by $169,000 in fiscal year 2000, as compared to fiscal 1999. This increase was primarily the result of an increase in compensation related expenses and occupancy costs and equipment expenses of $103,000 due mainly to the opening of the North Riverside, Illinois branch site. As a percentage of average assets, total operating expenses amounted to 2.3% for 2000 and 1.9% in 1999.

     Operating expenses increased by $20,000 in 1999, as compared to 1998. As a percentage of average assets, total operating expenses amounted to 1.9% for 1999 and 1.9% for 1998.

                                 INCOME TAXES

     The income tax provisions amounted to $24,000, $92,000 and $85,000 during the fiscal years 2000, 1999 and 1998, respectively, which amounted to effective tax rates of 28.0%, 36.8% and 37.4% during these respective periods. See discussion of accounting and income tax issues in Note 12 in Notes to Financial Statements.

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

     The Bank's liquidity, represented by cash equivalents, is a product of its operating, investing and financing activities. These activities for the years ended March 31, 2000, 1999 and 1998 are summarized below:

                                                                           Years Ended March 31,
                                                                        --------------------------
                                                                          2000     1999    1998
                                                                          ----     ----    ----
Consolidated Cash Flows                                                   (in thousands)
-----------------------
Operating activities

  Net income                                                           $    62    $ 157  $  142

Adjustment to reconcile net income to net cash
  provided by (used in) operating activities                               397      609    (909)
                                                                       -------   ------  ------

Net cash provided by (used in) operating activities                        459      766    (767)
Net cash provided by (used in) investing activities                     (1,304)    (951) (1,657)
Net cash provided by (used in) financing activities                      3,876    1,146   2,358
                                                                       -------   ------  ------
Net increase (decrease) in cash and cash equivalents                     3,031      961     (66)
Cash and cash equivalents at beginning of year                           8,139    7,178   7,244
                                                                       -------   ------  ------
Cash and cash equivalents at end of year                               $11,170   $8,139  $7,178
                                                                       =======   ======  ======

     The primary investing activity of the Bank is the origination and purchase of loans and the purchase of mortgage-backed and investment securities. During the year ended March 31, 2000 the Bank had a net decrease in loans of approximately $477,000, and for the years ended March 31, 1999 and 1998, the Bank had a net increase in loans of approximately $1,658,000 and $2,899,000 (after principal repayments), respectively. Purchases of mortgage-backed and investment securities (including Federal Home Loan Bank Stock) approximated $997,000, $100,000, and $156,000 respectively, in those same periods.

     Financing activities in the years ended March 31, 2000 and 1999 consisted of a net increase in total deposits of approximately $4,028,000 and $1,166,000, and for year ended March 31, 1998 a net increase in total deposits of approximately $2,448,000. The Bank had no borrowed funds during these years.

     At March 31, 2000, the Bank had outstanding loan commitments of $1,441,000.

     Regulations require a savings institution to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 5% of the average daily balance of its net withdrawable deposits and short-term borrowings. In addition, short-term liquid assets currently must constitute 1% of the sum of net withdrawable deposit accounts plus short-term borrowings. Management's objectives and strategies for the Bank have consistently maintained liquidity levels in excess of regulatory requirements. At March 31, 2000 and 1999, the Bank's liquidity level was in excess of 25%.

     The Bank is also required to maintain specific amounts of capital pursuant to federal regulations. As of March 31, 2000 the Bank was in compliance with all regulatory capital requirements, with core (Tier 1) and risk-based (Tier 2) ratios of 9.65%, and 23.01%, well above the required ratios.

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

                                  STOCK DATA

     West Town Bancorp, Inc.'s common stock is traded over-the-counter through the National Daily Quotation System "Pink Sheet" published by the National Quotation Bureau, Inc. At March 31, 2000, the Company had 210,362 shares outstanding with a book value of $19.81 per share. The closing price of the stock on March 31, 2000 was $12.00 per share, or 60.6% of book value. Earnings per share for the year ended March 31, 1999 was $0.30.

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


                      ANNUAL MEETING OF STOCKHOLDERS The
         Annual Meeting of the Stockholders of West Town Bancorp, Inc. will be held at 1:00 p.m., July 12, 2000, at the following location:
                            Corporate Headquarters
                              4852 W. 30th Street
                            Cicero, Illinois 60804

               All Stockholders are cordially invited to attend.

       At April 30, 2000, the Corporation had 83 stockholders of record.

                         Cobitz, Vandenberg & Fennessy
                         CERTIFIED PUBLIC ACCOUNTANTS
                      9944 SOUTH ROBERTS ROAD, SUITE 202
                         PALOS HEIGHTS, ILLINOIS 60465
                      (708) 430-4106 - Fax (708) 430-4499


                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
West Town Bancorp, Inc.
Cicero, Illinois

     We have audited the consolidated statements of financial condition of West Town Bancorp, Inc. and subsidiaries as of March 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Town Bancorp, Inc. and subsidiaries at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ending March 31, 2000, in conformity with generally accepted accounting principles.


                                      /s/ Cobitz, Vandenberg & Fennessy
May 2, 2000
Palos Hills, Illinois

                            WEST TOWN BANCORP, INC.
                               AND SUBSIDIARIES
                               ----------------

                Consolidated Statements of Financial Condition

                                                                   March 31,
                                                           ------------------------
                                                               2000         1999
                                                           -----------   ----------
Assets
------
Cash and amounts due from depository institutions          $   340,342      244,104
Interest-bearing deposits                                   10,829,567    7,895,043
                                                           -----------   ----------
   Total cash and cash equivalents                          11,169,909    8,139,147
Mortgage-backed securities, held to maturity
  (fair value: 2000 - $1,590,600;
  1999 - $954,000) (note 2)                                  1,575,557      937,938
Loans receivable (net of allowance for loan losses:
  2000 - $58,171; 1999 - $52,171) (note 3)                  19,632,826   20,109,900
Stock in Federal Home Loan Bank of Chicago                     186,400      177,400
Other investments, available for sale,
  at fair value (note 4)                                       248,750      270,000
Accrued interest receivable (note 5)                           151,674      152,450
Office properties and equipment - net (note 6)               1,648,374      556,326
Prepaid expenses and other assets (note 7)                     344,395      640,703
                                                           -----------   ----------

   Total assets                                             34,957,885   30,983,864
                                                           ===========   ==========

Liabilities and Stockholders' Equity
------------------------------------

Liabilities
-----------

Deposits (note 8)                                           30,457,620   26,429,517
Borrowed money (note 9)                                              -            -
Advance payments by borrowers for taxes and insurance           36,710       41,032
Other liabilities (note 10)                                    296,309      266,891
                                                           -----------   ----------
   Total liabilities                                        30,790,639   26,737,440
                                                           -----------   ----------

Stockholders' Equity
--------------------

Preferred stock, $.01 par value; authorized
  100,000 shares; none outstanding                                   -            -
Common stock, $.01 par value; authorized
  400,000 shares; 231,928 shares issued and
  210,362 shares outstanding at March 31, 2000
  and 222,603 shares outstanding at March 31, 1999               2,319        2,319
Additional paid-in capital                                   1,997,261    1,993,869
Retained earnings, substantially restricted                  2,499,062    2,437,026
Accumulated other comprehensive income,
  net of income taxes                                           31,223       44,832
Treasury stock, at cost (21,566 and 9,325 shares
  at March 31, 2000 and 1999)                                 (254,657)    (107,206)
Common stock acquired by Employee Stock Ownership Plan        (107,962)    (124,416)
                                                           -----------   ----------
   Total stockholders' equity (notes 13 and 14)              4,167,246    4,246,424
                                                           -----------   ----------

Commitments and contingencies (notes 15 and 16)

   Total liabilities and stockholders' equity              $34,957,885   30,983,864
                                                           ===========   ==========

See accompanying notes to consolidated financial statements.

                            WEST TOWN BANCORP, INC.
                               AND SUBSIDIARIES
                               ----------------

                       Consolidated Statements of Income

                                                     Years Ended March 31,
                                               ---------------------------------
                                                   2000        1999       1998
                                                   ----        ----       ----
Interest income:
  Loans                                         $1,448,545  1,467,693  1,393,895
  Mortgage-backed securities                        45,271     79,886    126,074
  Investment securities                             11,000     13,071     35,368
  Interest-bearing deposits                        510,749    429,938    347,285
  Dividends on FHLB stock                           12,710     11,589     11,938
                                                ----------  ---------  ---------
     Total interest income                       2,028,275  2,002,177  1,914,560
                                                ----------  ---------  ---------

Interest expense:
  Deposits                                       1,244,964  1,222,575  1,168,346
                                                ----------  ---------  ---------

     Net interest income before provision
      for loan losses                              783,311    779,602    746,214
Provision for loan losses (note 3)                   6,000      6,000      6,000
                                                ----------  ---------  ---------
     Net interest income after provision
      for loan losses                              777,311    773,602    740,214
                                                ----------  ---------  ---------

Non-interest income:
  Loan fees and service charges                     12,530      9,733     12,282
  Rental income                                     10,316      9,720      7,810
  Deposit related fees and other income             27,010     27,872     19,307
                                                ----------  ---------  ---------
     Total non-interest income                      49,856     47,325     39,399
                                                ----------  ---------  ---------

Non-interest expense:
  Compensation, employee benefits, and
    related expenses (note 11)                     376,085    306,867    299,366
  Advertising and promotion                         31,519     12,288     14,786
  Occupancy and equipment expenses (note 6)        130,211     96,003     74,277
  Data processing                                   37,450     42,530     39,458
  Federal deposit insurance premiums                12,933     15,346     14,669
  Legal, audit, and examination services            61,935     52,460     58,690
  Other operating expenses                          90,814     46,429     51,148
                                                ----------  ---------  ---------
     Total non-interest expense                    740,947    571,923    552,394
                                                ----------  ---------  ---------

Net income before income taxes                      86,220    249,004    227,219

Provision for income taxes (note 12)                24,184     91,640     85,042
                                                ----------  ---------  ---------

     Net income                                 $   62,036    157,364    142,177
                                                ==========  =========  =========


Earnings per share - basic                            $.30        .75        .67
                                                ----------  ---------  ---------

Earnings per share - diluted                          $.30        .74        .67
                                                ----------  ---------  ---------

Dividends declared per common share            $        -           -          -
                                                            ---------  ---------


See accompanying notes to consolidated financial statements.

                            WEST TOWN BANCORP, INC.
                               AND SUBSIDIARIES
                               ----------------

          Consolidated Statements of Changes in Stockholders' Equity

                       Three Years Ended March 31, 2000

                                                                       Accumulated                Common     Common
                                            Additional                   Other                    Stock      Stock
                                   Common    Paid-in      Retained    Comprehensive   Treasury    Acquired   Awarded
                                   Stock     Capital      Earnings       Income         Stock     by ESOP    by MRP      Total
                                  -------   ----------   ----------   -------------   ---------  --------    -------   ---------
Balance at March 31, 1997         $ 2,319    1,986,077    2,137,485            -            -    (153,001)    (9,319)  3,963,561
                                  -------    ---------    ---------     --------       -------    -------     -------  ---------
Comprehensive income:
Net income                                                  142,177                                                      142,177
                                                          ---------                                                    ---------
Total comprehensive income                                  142,177                                                      142,177
                                                          ---------                                                    ---------
Purchase of treasury stock
  (7,625 shares)                                                                      (81,906)                           (81,906)
Amortization of award of
  MRP stock                                                                                                    9,319       9,319
Contribution to fund ESOP loan                   1,050                                             13,617                 14,667
                                  -------    ---------    ---------      -------      -------     -------    -------   ---------
Balance at March 31, 1998           2,319    1,987,127    2,279,662            -      (81,906)   (139,384)         -   4,047,818

Comprehensive income:
Net income                                                  157,364                                                      157,364
 Other comprehensive income,
   net of tax:
  Unrealized holding gain
   during the year                                                        44,832                                          44,832
                                                          ---------      -------                                       ---------
Total comprehensive income                                  157,364       44,832                                         202,196
                                                          ---------      -------                                       ---------
Purchase of treasury stock
  (1,700 shares)                                                                      (25,300)                           (25,300)
Tax benefit related to
  MRP stock                                      2,730                                                                     2,730
Contribution to fund ESOP loan                   4,012                                             14,968                 18,980
                                  -------    ---------    ---------      -------      -------     -------   --------   ---------
Balance at March 31, 1999           2,319    1,993,869    2,437,026       44,832     (107,206)   (124,416)         -   4,246,424

Comprehensive income:
Net income                                                   62,036                                                       62,036
 Other comprehensive income,
   net of tax:
  Unrealized holding loss
   during the year                                                       (13,609)                                        (13,609)
                                                          ---------      -------                                       ---------
Total comprehensive income                                   62,036      (13,609)                                         48,427
                                                          ---------      -------                                       ---------
Purchase of treasury stock
  (12,241 shares)                                                                    (147,451)                          (147,451)
Contribution to fund ESOP loan                   3,392                                             16,454                 19,846
                                    -----    ---------    ---------      -------      -------     -------     ------   ---------
Balance at March 31, 2000         $ 2,319    1,997,261    2,499,062       31,223     (254,657)   (107,962)         -   4,167,246
                                    =====    =========    =========      =======      =======     =======     ======   =========

See accompanying notes to consolidated financial statements.

                            WEST TOWN BANCORP, INC.
                               AND SUBSIDIARIES
                               ----------------

                     Consolidated Statements of Cash Flows

                                                                  Years Ended March 31,
                                                          --------------------------------------
                                                             2000         1999         1998
                                                             ----         ----         ----
Cash flows from operating activities:
  Net income                                           $     62,036      157,364      142,177
   Adjustments to reconcile net income to net cash
    from operating activities:
     Depreciation                                            47,049       28,164       24,188
     Amortization of cost of stock benefit plans             19,846       18,980       23,986
     Amortization of investment premiums and discounts            -            -          315
     Federal Home Loan Bank stock dividend                   (3,100)           -            -
     Provision for loan losses                                6,000        6,000        6,000
     Increase (decrease) in deferred income                  (7,142)      (1,519)      30,979
     (Increase) decrease in current and deferred
       federal and state income taxes                       (31,713)      20,528          625
     (Increase) decrease in accrued interest receivable         776       48,597      (90,667)
     Increase (decrease) in accrued interest payable         15,002      (39,999)      38,820
     Change in prepaid and accrued items, net               350,078      527,798     (943,917)
                                                        -----------   ----------    ---------

Net cash provided by (for) operating activities             458,832      765,913     (767,494)
                                                        -----------   ----------    ---------

Cash flows from investing activities:
     Purchase of investment securities,
       available for sale                                         -     (100,000)    (100,000)
     Proceeds from maturities of investment securities,
       held to maturity                                           -      500,000      600,000
     Purchase of mortgage-backed securities,
         held to maturity                                  (991,250)           -            -
     Proceeds from repayments of mortgage-backed
       securities, held to maturity                         353,631      693,683      862,671
     Purchase of Federal Home Loan Bank stock                (5,900)           -      (56,400)
     Disbursements for loans originated or purchased     (4,689,865)  (9,751,611) (11,065,754)
     Loan repayments                                      4,461,070    7,357,914    6,001,999
     Participation loans sold                               707,011      730,946    2,127,691
     Property and equipment expenditures                 (1,139,097)    (382,125)     (27,024)
                                                        -----------   ----------    ---------
Net cash provided for investing activities               (1,304,400)    (951,193)  (1,656,817)
                                                        -----------   ----------    ---------
Cash flows from financing activities:
     Purchase of treasury stock                            (147,451)     (25,300)     (81,906)
     Deposit receipts                                    15,562,103    8,711,886   11,430,518
     Deposit withdrawals                                (12,763,981)  (8,521,811)  (9,752,245)
     Interest credited to deposit accounts                1,229,981      975,592      769,103
     Increase (decrease) in advance payments by
      borrowers for taxes and insurance                      (4,322)       6,482       (7,364)
                                                        -----------    ---------    ---------

Net cash provided by financing activities                 3,876,330    1,146,849    2,358,106
                                                        -----------    ---------    ---------

Increase (decrease) in cash and cash equivalents          3,030,762      961,569      (66,205)
Cash and cash equivalents at beginning of year            8,139,147    7,177,578    7,243,783
                                                        -----------    ---------    ---------

Cash and cash equivalents at end of year               $ 11,169,909    8,139,147    7,177,578
                                                        ===========    =========    =========
Cash paid during the year for:
    Interest                                           $  1,229,962    1,262,574    1,129,526
    Income taxes                                             56,754       71,112       83,827
                                                        ===========    =========    =========

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

     Industry Segments
     -----------------

     The Company operates principally in the banking industry through its subsidiary bank. As such, substantially all of the Company's revenues, net income, identifiable assets and capital expenditures are related to banking operations.

     Mortgage-Backed Securities, Held to Maturity
     --------------------------------------------

     Mortgage-backed securities are carried at cost, and adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted into income using the level-yield method. These securities are not carried at fair value because the Company has both the ability and the intent to hold them to maturity.

     ------------------------------------------------------

     Other Investments, Available for Sale
     -------------------------------------

     Investment securities are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for investments the Company has the positive intent and ability to hold to maturity.

     SFAS No. 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. Held to maturity securities are measured at amortized cost. Unrealized gains and losses on trading securities are included in income. Unrealized gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders' equity.

     The Company has designated certain equity and debt securities as available for sale, and has recorded these investments at their current fair values. Unrealized gains and losses are recorded in a valuation account which is included, net of income taxes, as a separate component of stockholders' equity. Gains and losses on the sale of securities are determined using the specific identification method.

     Loans Receivable and Related Fees
     ---------------------------------

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

     Loan origination fees are being deferred in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and amortized into interest income as an adjustment of yield over the contractual life of the loan.

     The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" which impose certain requirements on the measurement of impaired loans. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, residential mortgage and consumer installment loans. Of the remaining loans which are evaluated for impairment, management has determined that there were no loans at March 31, 2000 and 1999, nor during the years ended March 31, 2000 and 1999, which met the definition of an impaired loan. A loan is considered impaired when it is probable that a creditor will be unable to collect contractual principal and interest due according to the contractual terms of the loan agreement.

     ------------------------------------------------------

     Allowance for Loan Losses
     -------------------------

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

     Depreciation
     ------------

     Depreciation of office properties and equipment are accumulated on the straight-line basis over estimated lives of the various assets. Estimated lives are 15 to 40 years for office buildings, 30 years for parking lot improvements, and 5 to 10 years for furniture, fixtures and equipment.

     Income Taxes
     ------------

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

     Consolidated Statements of Cash Flows
     -------------------------------------

     For the purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, and interest-bearing deposits in other financial institutions.

     ------------------------------------------------------

     Earnings per Share
     ------------------

     The Company computes its earnings per share (EPS) in accordance with SFAS No. 128 "Earnings per Share". This statement simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 5 "Earnings per Share" and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS.

     Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     The following presentation illustrates basic and diluted EPS in accordance with the provisions of SFAS No. 128:


                                               Years Ended March 31,
                                          ------------------------------
                                            2000       1999       1998
                                          --------    -------    -------

     Weighted average number of
       common shares outstanding used
       in basic EPS calculation            203,981    209,786    212,602
     Add common stock equivalents
       for shares issuable under
       Stock Option Plans                    2,720      3,566      1,026
                                          --------    -------    -------

     Weighted average number of shares
       outstanding adjusted for common
       stock equivalents                   206,701    213,352    213,628
                                          ========    =======    =======

     Net income                           $ 62,036    157,364    142,177
     Basic earnings per share             $    .30        .75        .67
     Diluted earnings per share           $    .30        .74        .67

2)   Mortgage-Backed Securities, Held to Maturity
     --------------------------------------------

     Mortgage-backed securities are summarized as follows:

                                                 Gross     Gross
                                 Amortized    Unrealized Unrealized    Fair
                                     Cost        Gains     Losses      Value
                                 -----------  ---------- ---------- ---------

March 31, 2000
--------------

  Participation Certificates:

   FHLMC                          $   54,359       831       290      54,900
   GNMA                            1,151,003    16,797         -   1,167,800
   FNMA                              370,195         -     2,295     367,900
                                  ----------  --------  --------   ---------

                                  $1,575,557    17,628     2,585   1,590,600
                                  ==========  ========  ========   =========

  Weighted average interest rate        7.24%
                                        ====

March 31, 1999
--------------

  Participation Certificates:

      FHLMC                         $244,579     1,832       611     245,800
      GNMA                           238,744    16,056         -     254,800
      FNMA                           454,615         -     1,215     453,400
                                  ----------  --------  --------   ---------

                                  $  937,938    17,888     1,826     954,000
                                  ==========  ========  ========   =========

  Weighted average interest rate        6.27%
                                        ====

3)    Loans Receivable
      ----------------

      Loans receivable are summarized as follows:

                                                     March 31,
                                             -----------------------
                                                 2000        1999
                                             ------------  ---------
     Mortgage loans:
        One-to-four family                    $17,677,995  19,248,793
        Multi-family                              253,884     345,663
        Nonresidential                            808,381      67,092
        Construction                            2,047,848   1,673,802
                                              -----------  ----------

     Total mortgage loans                      20,788,108  21,335,350
                                              -----------  ----------

     Other loans:
        Loans on deposit accounts                  26,061       6,889
        Consumer                                  191,497     197,056
                                              -----------  ----------

     Total other loans                            217,558     203,945
                                              -----------  ----------

     Total loans receivable                    21,005,666  21,539,295
                                              -----------  ----------

     Less:
        Loans in process                        1,235,476   1,290,889
        Deferred loan fees and discounts,
         net of premiums                           79,193      86,335
        Allowance for loan losses                  58,171      52,171
                                              -----------  ----------

     Loans receivable, net                    $19,632,826  20,109,900
                                              ===========  ==========

     Weighted average interest rate                  7.38%       7.05%
                                                     ====        ====




     There were no loans delinquent three months or more at March 31, 2000 and 1999 respectively. The Bank has established a loan loss reserve of $58,171 as required by its internal policies.

     Activity in the allowance for loan losses is summarized as follows:


                                         Years Ended March 31,
                                    -------------------------------
                                      2000        1999        1998
                                    -------      ------      ------

     Balance, beginning of year     $52,171      46,171      40,171

     Provision for loan losses        6,000       6,000       6,000

     Charge-offs                          -           -           -
                                    -------      ------      ------

     Balance, end of year           $58,171      52,171      46,171
                                    =======      ======      ======


     The Bank has pledged approximately $469,000 in single-family mortgage loans as collateral to secure deposits in excess of Federal Deposit Insurance Corporation insurance limitations. The balances of these loans are at least 110% of the non-insured deposits at March 31, 2000, in accordance with the terms of the executed collateralization agreements with various depositors.

4)   Other Investments, Available for Sale
     -------------------------------------

     This portfolio is being accounted for at fair value in accordance with SFAS No. 115. A summary of other investments available for sale is as follows:

                                                   Gross       Gross
                                     Amortized   Unrealized  Unrealized   Fair
                                        Cost        Gains      Losses     Value
                                     ---------   ----------  ----------   -----
     March 31, 2000
     --------------

     Corporate equity securities      $100,000      70,000          -    170,000
     Corporate debt securities         100,000           -     21,250     78,750
                                      --------   ---------   --------    -------

                                      $200,000      70,000     21,250    248,750
                                      ========   =========   ========    =======


     March 31, 1999
     --------------

     Corporate equity securities      $100,000      70,000          -    170,000
     Corporate debt securities         100,000           -          -    100,000
                                      --------   ---------   --------    -------

                                      $200,000      70,000          -    270,000
                                      ========   =========   ========    =======

     There were no sales from this portfolio during the years ended March 31, 2000, 1999 and 1998 respectively. In addition, during the current period, the decrease in net unrealized gains of $21,250 net of the tax effect of $7,641, resulted in a $13,609 charge to stockholders' equity.

5)   Accrued Interest Receivable
     ---------------------------

     Accrued interest receivable is summarized as follows:

                                        March 31,
                                 ----------------------
                                     2000       1999
                                     ----       ----

     Interest-bearing deposits     $ 17,616      9,528
     Mortgage-backed securities       9,395      6,260
     Loans receivable               122,281    131,636
     Other                            2,382      5,026
                                   --------    -------

                                   $151,674    152,450
                                   ========    =======

6)   Office Properties and Equipment
     -------------------------------

     Office properties and equipment are summarized as follows:

                                                  March 31,
                                            ---------------------
                                                2000       1999
                                                ----       ----
     Cost:
       Land - Cicero                        $   25,532     25,532
       Land - North Riverside                  351,975    313,862
       Office building - Cicero                426,631    426,631
       Office building - North Riverside       753,613          -
       Furniture, fixtures and equipment       433,826     86,455
       Automobile                               36,511     36,511
                                            ----------    -------
                                             2,028,088    888,991

     Less accumulated depreciation             379,714    332,665
                                            ----------    -------

                                            $1,648,374    556,326
                                            ==========    =======


     Depreciation of office properties and equipment for the years ended March 31, 2000, 1999 and 1998 amounted to $47,049, $28,164, and $24,188 respectively.

     During the prior period, the Bank received permission from the Office of Banks and Real Estate and the Federal Deposit Insurance Corporation to establish a branch office in North Riverside, Illinois. Construction of the branch office has been completed at a total cost of approximately $1,451,000 which includes site acquisition and improvement, construction costs, and purchase of furniture, fixtures and equipment. The branch office commenced operations in January, 2000.

7)   Prepaid Expenses and Other Assets
     ---------------------------------

     Prepaid expenses and other assets consist of the following:

                                                       March 31,
                                                  -------------------
                                                    2000       1999
                                                  --------   --------

     Current federal and state income tax
       overpayment - net                          $ 50,620      5,113
     Prepaid insurance                              14,635     17,919
     Other prepaid expenses                         30,639     22,418
     Cash surrender value of corporate-owned
       life insurance                               66,900     48,880
     Amounts due on loans serviced by others       179,514    541,654
     Other                                           2,087      4,719
                                                  --------    -------

                                                  $344,395    640,703
                                                  ========    =======

8)   Deposits
     --------

     Deposit accounts are summarized as follows:
                                                             March 31,
                                                     -----------------------
                                                         2000        1999
                                                     -----------  ----------

     Passbook accounts                               $ 5,743,002   6,121,376
     Certificates                                     23,181,196  20,191,222
     Demand deposit and money market accounts          1,533,422     116,919
                                                     -----------  ----------

       Total                                         $30,457,620  26,429,517
                                                     ===========  ==========


     The composition of deposit accounts by interest rate is as follows:

                                                             March 31,
                                                     -----------------------
                                                         2000        1999
                                                     -----------  ----------

     Non-interest bearing                            $   265,115      55,246
     1.00 - 2.99%                                      5,994,610   6,183,049
     3.00 - 3.99                                          32,771           -
     4.00 - 4.99                                       3,654,989   4,100,177
     5.00 - 5.99                                      11,245,441  15,090,111
     6.00 - 6.99                                       9,264,694   1,000,934
                                                     -----------  ----------

       Total                                         $30,457,620  26,429,517
                                                     ===========  ==========


     The weighted average interest rate on deposit accounts at March 31, 2000 and 1999 was 4.97% and 4.62% respectively.

     A summary of certificates of deposit that mature during the twelve-month periods indicated is as follows:

                                                              March 31,
                                                      -----------------------
                                                          2000        1999
                                                      -----------  ----------

     Twelve month period ended March 31, 2000         $      -     16,976,395
     Twelve month period ended March 31, 2001          16,685,638   2,417,817
     Twelve month period ended March 31, 2002           6,024,854     373,001
     Twelve month period ended March 31, 2003             194,986     172,250
     Twelve month period ended March 31, 2004             119,847     140,045
     Twelve month period ended March 31, 2005
       and thereafter                                     155,871     111,714
                                                      -----------  ----------

       Total                                          $23,181,196  20,191,222
                                                      ===========  ==========

     Interest expense on deposits consists of the following:


                                                   Years Ended March 31,
                                             --------------------------------
                                                2000       1999       1998
                                             ----------  ---------  ---------

     Passbooks                               $  147,544    156,253    172,313
     Certificates                             1,086,131  1,065,000    995,956
     Demand deposit and
      money market accounts                      11,289      1,322         77
                                             ----------  ---------  ---------

       Total                                 $1,244,964  1,222,575  1,168,346
                                             ==========  =========  =========



     The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $6,499,000 and $6,293,000 at March 31, 2000 and 1999 respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

9)   Borrowed Money
     --------------

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

10)  Other Liabilities
     -----------------

     Other liabilities include the following:
                                                               March 31,
                                                          -------------------
                                                             2000       1999
                                                          --------   --------

     Deferred income tax liability (a)                    $ 62,077     55,924
     Accrued interest on deposits                          109,544     94,542
     Accrued real estate taxes                              41,000     34,873
     Accrued audit fees                                     15,300     18,900
     Other accounts payable                                 68,388     62,652
                                                          --------     ------

                                                          $296,309    266,891
                                                          ========    =======


     (a) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax liability at March 31, 2000 and 1999 under SFAS No. 109 is as follows:


                                                  Assets    Liabilities    Net
                                                  ------    -----------    ---
          March 31, 2000
          --------------

          Loan fees deferred for
           financial reporting purposes         $   (253)            -     (253)
          Accelerated depreciation for
           tax purposes                                -        33,675   33,675
          Bad debt reserves established
           for financial reporting purposes      (20,915)            -  (20,915)
          Increases to tax bad debt reserves
           since April 1, 1988                         -        30,928   30,928
          Unrealized gain on securities
           available for sale                          -        17,527   17,527
          Other                                        -         1,115    1,115
                                                --------        ------  -------

            Total                               $(21,168)       83,245   62,077
                                                ========        ======  =======


          March 31, 1999
          --------------

          Loan fees deferred for
           financial reporting purposes         $ (1,533)            -   (1,533)
          Accelerated depreciation for
           tax purposes                                -        12,387   12,387
          Bad debt reserves established
           for financial reporting purposes      (18,758)            -  (18,758)
          Increases to tax bad debt reserves
           since April 1, 1988                         -        38,660   38,660
          Unrealized gain on securities
           available for sale                          -        25,168   25,168
                                                --------        ------  -------

             Total                              $(20,291)       76,215   55,924
                                                ========        ======  =======

11)  Officer, Director and Employee Plans
     ------------------------------------

     Stock Option Plan
     -----------------

     On July 12, 1995, the stockholders of the Company approved the West Town Bancorp, Inc. Stock Option Plan. This is an incentive stock option plan for the benefit of the officers and employees of the Company and its affiliates and a directors' stock option plan for the benefit of outside directors of the Company. The number of shares authorized under the Plan is 22,194, equal to 10.0% of the total number of shares issued in the Conversion. As of March 31, 2000, 18,729 options had been granted, which are exercisable at a rate of 20% per year and expire ten years from the date of grant. The following is an analysis of the stock option activity for each of the years in the three year period ended March 31, 2000 and the stock options outstanding at the end of the respective periods:

                                                            Exercise Price
                                                        ------------------------
                                           Number
     Options                              of Shares      Per Share       Total
     -------                              ---------     -----------    ---------

     Outstanding at April 1, 1997            15,523     $      10.00    $155,230
     Granted                                    648            11.00       7,128
     Exercised                                    -                            -
     Forfeited                                    -                            -
                                             ------     ------------    --------

     Outstanding at March 31, 1998           16,171      10.00-11.00     162,358
     Granted                                    748            12.00       8,976
     Exercised                                    -                            -
     Forfeited                                    -                            -
                                             ------     ------------     -------

     Outstanding at March 31, 1999           16,919      10.00-12.00     171,334
     Granted                                    700            12.00       8,400
     Exercised                                    -                            -
     Forfeited                                    -                            -
                                             ------     ------------     -------

     Outstanding at March 31, 2000           17,619     $10.00-12.00    $179,734
                                             ======     ============    ========

     Exercisable at March 31, 2000           12,616     $10.00-12.00    $126,999
                                             ======     ============    ========

     Options available for future
       grants at March 31, 2000               3,465
                                             ======


     The weighted average fair value of options granted during the years ended March 31, 2000, 1999 and 1998 was $12.00, $12.00 and $11.00, respectively.
     As of March 31, 2000, the weighted average exercise price for options outstanding was $10.07 with a weighted average remaining contractual life of 5.7 years.

     The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company implemented SFAS No. 123 "Accounting for Stock-Based Compensation" during the year ended March 31, 1997. The Company retained its current accounting method for its stock based compensation plans. This statement only resulted in additional disclosures for the Company, and as such, its adoption did not have a material impact on the Company's financial condition or its results of operations.

     ------------------------------------------------

     The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plans had been utilized:

                                                       Years Ended March 31,
                                                    --------------------------
                                                      2000    1999     1998
                                                      ----    ----     ----

     Net income (as reported)                       $62,036  157,364  142,177
     Pro forma net income                            58,882  154,354  139,387

     Earnings per share - diluted (as reported)     $   .30      .74      .67
     Pro forma diluted earnings per share               .28      .72      .65

     The pro forma results presented above may not be representative of the effects reported in pro form net income for future years.

     The fair value of the option grants for the years ended March 31, 2000, 1999 and 1998 was estimated using the Black Scholes option value model, with the following assumptions: expected volatility of 10.0%, risk free interest rate of 6.33%, and an expected life of approximately 10 years during all periods.

     Employee Stock Ownership Plan
     -----------------------------

     In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 21. The ESOP borrowed $177,550 from the Company and purchased 17,755 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $27,569, $27,569 and $27,569 for the years ended March 31, 2000, 1999 and 1998, respectively.

     On November 22, 1993, the AICPA issued Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP No. 93-6"). SOP No. 93-6 provides guidance for accounting for all ESOPs. SOP No. 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP No. 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expenses based on the amount of the employer's contributions to the ESOP. The application of SOP No. 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. Additional compensation expense, recognized as a result of the implementation of this accounting principle, was $3,392, $4,012, and $1,050 for the years ended March 31, 2000, 1999 and 1998 respectively.

     ------------------------------------------------

     Management Recognition Plan
     ---------------------------

     In conjunction with the Conversion, the Company formed a Management Recognition Plan ("MRP"), which was authorized to issue 4% of the total number of shares of common stock issued in the Conversion. Such additional shares, totaling 8,878, were issued from authorized but previously unissued shares. The MRP was established to award shares to directors and to employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. As of March 31, 2000, all of the shares had been awarded and distributed.

     The fair value of the shares issued to the MRP in July of 1995 totaled $88,780. Such amount was amortized to compensation expense as the plan participants became vested in those shares. For the years ended March 31, 2000, 1999 and 1998, $-0-, $-0- and $9,319 was amortized to expense respectively.

12)  Income Taxes
     ------------

     The Company has adopted SFAS No. 109 which requires a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

     Among the provisions of SFAS No. 109 which impact the Company is the tax treatment of bad debt reserves. SFAS No. 109 provides that a deferred tax asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increases in the tax bad debt reserve for years beginning after January 1, 1988, the effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at March 31, 2000 includes approximately $412,000 for which no deferred federal income tax liability has been recognized.

     The provision for income taxes consists of the following:

                                                  Years Ended March 31,
                                              ---------------------------
                                               2000       1999       1998
                                               ----       ----       ----

     Current                                 $10,390     82,708     83,027
     Deferred                                 13,794      8,932      2,015
                                             -------     ------     ------

                                             $24,184     91,640     85,042
                                             =======     ======     ======

     A reconciliation of the statutory federal income tax rate to effective income tax rate is as follows:

                                                    Years Ended March 31,
                                              --------------------------------
                                                 2000      1999       1998
                                                 ----      ----       ----

     Statutory federal income tax rate           34.0%      34.0       34.0
     Surtax exemption                           (11.7)      (2.6)      (2.8)
     State income tax                             6.2        4.7        4.3
     Other                                        (.5)        .7        1.9
                                                            ----       ----

     Effective income tax rate                   28.0%      36.8       37.4
                                                 =====      ====       ====

     Deferred income tax expense (benefit) consists of the following tax effects of timing differences:

                                                     Years Ended March 31,
                                                 -----------------------------
                                                   2000       1999       1998
                                                   ----       ----       ----

     Loan fees                                   $ 1,280      1,447        138
     Book loan loss provision in excess
      of tax bad debt deduction                   (2,157)    (2,158)    (2,157)
     Compensation related expenses                     -     10,330      2,956
     Depreciation                                 21,288      7,048      1,078
     Recapture of bad debt reserve                (7,732)    (7,735)         -
     Other                                         1,115          -          -
                                                 -------     ------     ------

                                                 $13,794      8,932      2,015
                                                 =======     ======     ======

13)  Regulatory Capital Requirements
     -------------------------------

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum total requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt correction action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below, of the total risk-based and core capital, as defined in the regulations. Management believes, as of March 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

     The Bank, according to federal regulatory standards, is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based and core ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     At March 31, 2000 and 1999, the Bank's actual capital amounts and ratios, minimum amounts and ratios required for capital adequacy purposes and minimum amounts and ratios to meet the well-capitalized criteria under prompt corrective action provisions, are as follows:

                                                                          To Be Well-
                                                                       Capitalized Under
                                                  For Capital          Prompt Corrective
                             Actual             Adequacy Purposes      Action Provisions
                       ------------------------------------------------------------------
                        Amount    Ratio          Amount    Ratio         Amount    Ratio
                       ------------------------------------------------------------------
     March 31, 2000
     --------------

     Risk-based       $ 3,353,181  23.01%      $ 1,165,760  8.00%     $ 1,457,200  10.00%
     Core               3,295,010   9.65         1,024,820  3.00        1,708,030   5.00

     March 31, 1999
     --------------

     Risk-based       $ 3,286,535  24.49%      $ 1,073,440  8.00%     $ 1,341,800  10.00%
     Core               3,234,364  10.76           901,720  3.00        1,502,870   5.00

                                                             Core       Risk-based
                                                            Capital       Capital
                                                            --------   -----------
     March 31, 2000
     --------------
     Retained earnings                                     $3,295,010    3,295,010
     General loss allowances                                     --         58,171
                                                           ----------    ---------
     Regulatory capital computed                           $3,295,010    3,353,181
                                                           ==========    =========
     March 31, 1999
     --------------

     Retained earnings                                     $3,234,364    3,234,364
     General loss allowances                                     --         52,171
                                                           ----------    ---------
     Regulatory capital computed                           $3,234,364    3,286,535
                                                           ==========    =========

14)  Stockholders' Equity
     --------------------

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

     In addition the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

     Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company's source of funds for future dividends may depend upon dividends received by the Company from the Bank.

15)  Financial Instruments with Off-Balance Sheet Risk
     -------------------------------------------------

     The Company is a party to various transactions with off-balance sheet risk in the normal course of business. These transactions are primarily commitments to originate and to purchase loans. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.

     Outstanding commitments to originate or purchase mortgage loans amounted to $1,441,000 at March 31, 2000 at fixed rates ranging from 8.00% to 9.75%. Because the credit worthiness of each customer is reviewed prior to extension of a commitment, the Bank adequately controls their credit risk on their commitments, as it does for loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Chicagoland area. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

     The Federal Home Loan Bank of Chicago has issued an irrevocable letter of credit for $510,000 to the State of Illinois on behalf of the Bank in order to secure deposits totaling $502,230.

16)  Contingencies
     -------------

     The Bank is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

17)  Disclosures About the Fair Value of Financial Instruments
     ---------------------------------------------------------

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

     Other investments: Fair values for other investments are based on quoted market prices received from third-party sources.

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

     The fair value of the Company's off-balance-sheet instruments is nominal.

     The estimated fair values of the Company's financial instruments as of March 31, 2000 and 1999 are as follows:

                                                                March 31, 2000
                                                         --------------------------
                                                            Carrying        Fair
                                                             Amount         Value
                                                         -------------  ------------
     Financial assets:
       Cash and cash equivalents                          $ 11,169,909    11,169,909
       Mortgage-backed securities                            1,575,557     1,590,600
       Loans receivable, gross                              21,005,666    20,671,700
       Other investments, available for sale                   248,750       248,750

     Financial liabilities:
       Deposits                                             30,457,620    29,930,700

                                                                March 31, 1999
                                                         ---------------------------
                                                            Carrying         Fair
                                                             Amount          Value
                                                         -------------    ----------
     Financial assets:
       Cash and cash equivalents                          $  8,139,147     8,139,147
       Mortgage-backed securities                              937,938       954,000
       Loans receivable, gross                              21,539,295    22,071,300
       Other investments, available for sale                   270,000       270,000

     Financial liabilities:
       Deposits                                             26,429,517    26,239,200

18)  Condensed Parent Company Only Financial Statements
     --------------------------------------------------

     The following condensed statements of financial condition, as of March 31, 2000 and 1999, and condensed statements of income and cash flows for the years ended March 31, 2000, 1999 and 1998 for West Town Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

                       Statements of Financial Condition
                       ---------------------------------

                                                         March 31,
                                               --------------------------
                                                  2000             1999
                                                  ----             ----
     Assets
     ------
     Cash and cash equivalents                 $   347,614        548,783
     Loans receivable                              305,397        205,965
     Other investments, available for sale         248,750        270,000
     Accrued interest receivable                     3,033          6,231
     Equity investment in subsidiaries           3,394,518      3,353,718
     Other assets                                    4,847         24,391
                                               -----------    -----------

                                                 4,304,159      4,409,088
                                               ===========    ===========
     Liabilities and Stockholders' Equity
     ------------------------------------
     Accrued taxes and other liabilities            37,405         43,310
     Common stock                                    2,319          2,319
     Additional paid-in capital                  1,988,807      1,988,807
     Retained earnings                           2,499,062      2,437,026
     Accumulated other comprehensive income,
      net of income taxes                           31,223         44,832
     Treasury stock, at cost                      (254,657)      (107,206)
                                               -----------    -----------

                                               $ 4,304,159      4,409,088
                                               ===========    ===========



                             Statements of Income
                             --------------------

                                                         Years Ended March 31,
                                                -------------------------------------
                                                    2000         1999          1998
                                                    ----         ----          ----
     Interest income                             $ 57,254       56,571        63,746
     Loan fees and service charges                  1,667          633         1,208
     Non-interest expense                         (32,072)     (33,234)      (43,498)
                                                  -------      -------       -------

     Net income before income taxes and
       equity in earnings of subsidiaries          26,849       23,970        21,456
     Provision for income taxes                    (5,613)      (7,970)       (9,808)
                                                  -------      -------       -------

     Net income before equity in
       earnings of subsidiaries                    21,236       16,000        11,648
     Equity in earnings of subsidiaries            40,800      141,364       130,529
                                                  -------      -------       -------

     Net income                                 $  62,036      157,364       142,177
                                                  =======      =======       =======

     --------------------------------------------------------------

                           Statements of Cash Flows
                           ------------------------

                                                          Years Ended March 31,
                                                   ---------------------------------
                                                     2000         1999          1998
                                                     ----         ----          ----
     Operating activities:
       Net income                                 $  62,036      157,364      142,177
       Equity in earnings of subsidiaries           (40,800)    (141,364)    (130,529)
       (Increase) decrease in accrued
         interest receivable                          3,198       11,183      (16,335)
       Change in prepaid and accrued items, net      21,280        3,190       (5,991)
       Amortization of cost of
         stock benefit plan                               -            -        9,319
                                                  ---------    ---------    ---------

     Net cash provided by (for)
     operating activities                            45,714       30,373       (1,359)
                                                  ---------    ---------    ---------

     Investing activities:
       Purchase of investment securities,
         available for sale                               -     (100,000)    (100,000)
       Loan disbursements                          (286,753)    (182,736)    (531,923)
       Loan repayments                              187,321      274,164      462,433
                                                  ---------    ---------    ---------

     Net cash provided for
       investing activities                         (99,432)      (8,572)    (169,490)
                                                  ---------    ---------    ---------

     Financing activities:
       Purchase of treasury stock                  (147,451)     (25,300)     (81,906)
                                                  ---------    ---------    ---------

     Net cash provided for
     financing activities                          (147,451)     (25,300)     (81,906)
                                                  ---------    ---------    ---------

     Decrease in cash and
        cash equivalents                           (201,169)      (3,499)    (252,755)

     Cash and cash equivalents at
        beginning of period                         548,783      552,282      805,037
                                                  ---------    ---------    ---------

     Cash and cash equivalents at
        end of period                             $ 347,614      548,783      552,282
                                                  =========    =========    =========