Form 10-K405, Exhibit 13
period 2001-03-31
WEST TOWN BANCORP INC
filed 2001-06-12
CIK 926867

                            WEST TOWN BANCORP, INC.
                                 ANNUAL REPORT


                                MARCH 31, 2001

                               TABLE OF CONTENTS


     Financial Highlights...........................................   2

     Letter to Our Stockholders.....................................   3

     Directors and Officers.........................................   5

     Our Commitment To You..........................................   6

     Selected Financial Data........................................   9

     Management's Discussion and Analysis of
       Financial Condition and Results of Operations................  11

     Stock Data.....................................................  26

     Stockholder Information........................................  27

     Report of Independent Auditors and Financial
      Statements of West Town Bancorp, Inc. and
       Subsidiaries................................................. F-1

     Notes to Financial Statements.................................. F-6

                              FINANCIAL HIGHLIGHTS


                           At or for the year ended March 31,

(Dollars in Thousands)          2001                2000                 1999
                                ----                ----                 ----
--------------------------------------------------------------------------------

FOR THE YEAR:
------------

Net interest income          $   873                 783                  780
Net income (loss)                (39)                 62                  157
Return on average equity        (.95)%              1.48%                3.80%
Return on average assets        (.01)%               .19%                0.52%

AT YEAR END:
-----------

Total Assets                 $49,825              34,958               30,984
Loans Receivable, net         31,345              19,633               20,110
Interest earning assets       46,118              32,383               29,221
Interest bearing liabilities  45,205              30,458               26,430
Non-performing assets              0                   0                    0
Allowance for loan losses         99                  58                   52
Book Value Per Share         $ 20.01               19.81                19.08
--------------------------------------------------------------------------------

                    [LETTERHEAD OF WEST TOWN BANCORP, INC.]


To Our Fellow Stockholders:
--------------------------

         We are happy to present to you our Annual Report for the fiscal year ended March 31, 2001. This past fiscal year was another very good year for the West Town Bancorp, Inc. and it's subsidiary, West Town Savings Bank.

         Following this letter are out consolidated financial statements for the year ended March 31, 2001. These financial statements present the combined results of West Town Bancorp, Inc. and West Town Savings Bank. The financial statements were audited by our independent auditors, Cobitz, Vandenberg & Fennessy.

         The Bank's three year Business Plan developed in conjunction with the opening of the Bank's North Riverside branch office in January, 2000 projected a growth of $10,000,000 per year or $30,000,000 over three years. The total assets of the Bank exceeded projections and increased to $49,825,000 at March 31, 2001 from $34,958,000 at March 31, 2000, primarily as a result of $14,335,000 in deposits originated from the opening of the Bank's North Riverside branch office. Our Business Plan also projected the Bank to break even after three years taking into consideration the expenses attributed to the North Riverside office. The Bank experienced an actual loss of less than half of the loss anticipated in the Business Plan even after allocating an additional $34,000.00 to its loan loss reserve at March 31, 2001.

         The Company continued to re-purchase its common stock throughout the fiscal year ended March 31, 2001. As a result, the book value per share increased from $19.81 per share at March 31, 2000 to $20.01 per share at March 31, 2001. The Company will continue its re-purchase program during the current fiscal year.

         Net loans receivable, which includes residential real estate and commercial loans, increased from $19,633,000 to $31,345,000 at March 31, 2001, an increase of 59.7%. With this substantial increase in loans, the Bank allocated an additional $41,000.00 to its loan loss reserve to total $99,000.00 at fiscal year end. There were no loans delinquent three months or more at March 31, 2001.

         The Bank increased its investment in mortgage-backed securities from $1,576,000 at March 31, 2000 to $7,502,000 at March 31, 2001, an increase of
$5.9 million.

         The Bank continues to exceed all regulatory capital standards. The Bank has a 6.68% core-capital ratio at March 31, 2001 and a risk-based capital ratio of 13.27% at year-end.

         We believe the Bank's financial outlook is very positive. We have been able to grow both the loan and deposit portfolios at a much faster rate than we had originally expected, and we plan to continue our expansion during our current fiscal year Significantly, the loan and deposit portfolios the Bank has now achieved allow us to generate sufficient net interest income and other operating income to minimize our annual operating loss that was projected in our Business Plan at the time the North Riverside branch office was opened.

         I am very proud of the hard work and dedication of all of our employees. Their efforts make the difference and make West Town Savings Bank what it is today. The loyalty and support we enjoy as a business, is a direct result of the commitment of our officers, directors, and employees.

         We appreciate the trust and confidence you placed in West Town Bancorp, Inc. and will work to keep your support while increasing shareholder value.

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

John A. Storcel
---------------
Director of West Town Bancorp, Inc. and West Town Savings Bank

James J. Kemp, Jr.
------------------
Director of West Town Bancorp, Inc. and West Town Savings Bank

James Kucharczyk
----------------
Director of West Town Bancorp, Inc. and West Town Savings Bank

================================================================================

West Town Bancorp, Inc.                      West Town Savings Bank
      Officers.                                    Officers
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

         The Bank is positioned to remain strong. Its strong capital position allows it the flexibility to grow as demand for its product permits. Its capital is well above regulatory requirements, with core capital to assets of 6.68% (3.0% required) and risk-based capital to risk-based assets of 13.27% (8.0% required).

         West Town Savings Bank's customers enjoy the advantages of dealing with a healthy financial institution with resources to meet their needs, and the friendly, service-minded, highly professional atmosphere of the Bank is reminiscent of the personal banking environment of earlier days; hence our motto "West Town Savings Bank - Modern Banking, Old Fashioned Values".

         Through its customer base, West Town Savings Bank reinvests in its community, on a secure and profitable basis, to the benefit of both its customers and stockholders.

                              PRODUCTS & SERVICES

PRODUCTS OFFERED
----------------

     The Savings Bank offers a full range of consumer and business products, including but not limited to:

         .  First and Second Mortgage Loans
         .  Home Equity Installment and Line of Credit Loans
         .  Auto Loans (Direct Basis)
         .  Credit Cards (Offered through Elan Financial)
         .  Loan on Deposit Accounts
         .  Commercial Loans
         .  Savings Accounts - Including Passbooks, Personal and Business
             Statement Savings, Junior Savers and Christmas Clubs
         .  Money Market Accounts - Personal & Business
         .  Checking Accounts - Personal & Business
         .  Certificates of Deposit
         .  IRA Accounts


SERVICES OFFERED
----------------

     Services available include:

         *  Travelers Checks, Money Orders & Bank Checks
         * ATM Cards - Including ATM Machine owned by the Bank for which our customers will not be charged to use
         *  Safe Deposit Boxes
         *  Telephone Banking
         *  Free Notary Service
         *  Check cashing (for depositors)
         *  Photocopy Services (customers only)
         *  Direct deposit of social security and pension payments
         *  Sale and redemption of U. S. Savings Bonds
         *  Coin counting for customers
         *  Cash Advance Program

                                FUTURE OUTLOOK

     All the products and services are offered by our consumer oriented employees who will continue to satisfy both new and current loyal customers. We believe that this is what it takes to build a financial institution that can provide expert financial service for customers today and in the future utilizing modern banking with old fashioned values.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                     March 31,
                                                 -----------------------------------------------
                                                      2001             2000             1999
                                                                  (in thousands)
                                                 -----------------------------------------------
STATEMENT OF FINANCIAL CONDITION
--------------------------------

  Total assets                                       $49,825           $34,958          $30,984
  Loans receivable                                    31,345            19,633           20,110
  Mortgage-backed securities                           7,502             1,576              938
  Investment securities                                  464               435              447
  Deposits                                            45,205            30,458           26,430
  Total borrowings                                         0                 0                0
  Stockholders' equity                                 4,099             4,167            4,246

                                                               Years Ended March 31,
                                                 -----------------------------------------------
                                                      2001             2000             1999
                                                                   (in thousands)
                                                 -----------------------------------------------
SELECTED OPERATIONS DATA
------------------------

  Total interest income                              $2,952            $2,028            $2,002
  Total interest expense                              2,079             1,245             1,222
                                                     ------            ------            ------
  Net interest income                                   873               783               780
  Provision for loan losses                              41                 6                 6
                                                     ------            ------            ------
  Net interest income after
    provision for loan losses                           832               777               774
                                                     ------            ------            ------
  Loan fees and service charges                           8                13                10
  Other non-interest income                             100                37                37
                                                     ------            ------            ------
  Total non-interest income                             108                50                47
  Total  non-interest expense                         1,011               741               572
  Income tax expense (benefit)                          (32)               24                92
                                                     ------            ------            ------
  Net income (loss)                                  $  (39)           $   62            $  157
                                                     ======            ======           =======

                                                                Years Ended March 31,
                                                   -------------------------------------------
                                                        2001           2000             1999
                                                   -------------------------------------------
SELECTED FINANCIAL RATIOS AND
OTHER DATA:
----------

Performance Ratios:
  Return on assets (ratio of net
    income to average total
    assets)                                           (.01)%            0.19%            0.52%

Net interest rate spread information:
  Average during year                                 1.96%             2.21%            2.18%
  End of year                                         1.71%             1.86%            1.79%
  Net interest margin (1)                             2.19%             2.60%            2.72%

Ratio of operating expense to
    average total assets                              2.36%             2.31%            1.90%

Return on stockholders' equity
    (ratio of net income to
    average equity)                                   (.95)%            1.48%            3.80%

Short-term liquid assets
    to total assets (2)                              14.32%            31.95%            26.27%

Ratio of average interest-
    earning assets to average
    interest-bearing liabilities                      1.04x             1.09x            1.13x

Quality Ratios:
  Non-performing assets to total
    assets at end of year                             0.00%             0.00%            0.00%
   Allowance  for loan  losses to
    non-performing loans                                -0-               -0-              -0-
    Allowance for loan losses
    to total loans                                    0.31%             0.28%            0.24%

  Capital Ratios:
  Stockholders' equity to total
    assets at end of year                             8.23%            11.92%           13.71%

  Average stockholders' equity
    to average assets                                 9.57%            13.09%           13.75%

Number of full service
    offices                                              2                 2                1

(Continued on next page)

                                                                     March 31,
                                                    -------------------------------------------
                                                      2001              2000            1999
                                                    -------------------------------------------
Weighted average yield on:
  Loans receivable                                    7.51%             7.38%            7.05%
  Mortgage-backed securities                          7.40%             7.24%            6.27%
  Investment securities (3)                           6.25%             6.27%            4.94%
  Other interest-earning assets                       5.37%             5.78%            4.88%
  Combined weighted average yield
    on interest-earning assets                        7.18%             6.83%            6.41%
Weighted average rate paid on:
  Savings deposits                                    2.50%             2.50%            2.50%
  Certificates                                        6.42%             5.76%            5.28%
  NOW and money market accounts                       3.88%             4.05%            1.05%
  Combined weighted average rate
    paid on interest-bearing
    liabilities                                       5.47%             4.97%            4.62%
Spread                                                1.71%             1.86%            1.79%

________________________________________

(1)      Net interest income dividend by average interest earning assets.
(2) Short-term liquid assets consist of cash, interest-bearing deposits and U.S. Government and agency obligations maturing within one year.
(3)      Includes FHLB stock and other corporate debt securities.

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

         The following table presents the Consolidated Statements of Changes in Stockholders' Equity for the three years ended March 31, 2001.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       THREE YEARS ENDED MARCH 31, 2001

                                                                     Accumulated                  Common
                                             Additional              Other                        Stock
                                   Common    Paid-In     Retained    Comprehensive    Treasury    Acquired
                                   Stock     Capital     Earnings    Income           Stock       by ESOP         Total
                                   -------   ---------   ---------   -------------    --------    ---------     ---------
Balance at March 31, 1998          $ 2,319   1,987,127   2,279,662              -     (81,906)    (139,384)     4,047,818
                                   -------   ---------   ---------                    -------     ---------     ---------

Comprehensive income:
 Net income                                                157,364                                                157,364
  Other comprehensive income,
    net of tax:
   Unrealized holding gain
    during the year                                                        44,832                                  44,832
                                                         ---------      ---------                               ---------
Total comprehensive income                                 157,364         44,832                                 203,196
                                                         ---------      ---------                               ---------
Purchase of treasury stock
 (1,700 shares)                                                                       (25,300)                    (25,300)
Tax benefit related to
  MRP stock                                      2,730                                                              2,730
Contribution to fund ESOP loan           -       4,012           -              -           -       14,968         18,980
                                   -------   ---------   ---------      ---------    --------     --------      ---------

Balance at March 31, 1999            2,319   1,993,869   2,437,026         44,832    (107,206)    (124,416)     4,246,424
                                   -------   ---------   ---------      ---------    --------     --------      ---------
Comprehensive income:
 Net income                                                 62,036                                                 62,036
 Other comprehensive income,
  net of tax:
  Unrealized holding gain
   during the year                                               -        (13,609)                                (13,609)
                                                         ---------      ----------                              ---------

Total comprehensive income                                  62,036        (13,609)                                 48,427
                                                         ---------      ----------                              ---------
Purchase of treasury stock
 (12,241 shares)                                                                     (147,451)                   (147,451)
Contribution to fund ESOP loan           -       3,392           -              -           -       16,454         19,846
                                   -------    --------   ---------     ----------    --------     --------      ---------

Balance at March 31, 2000            2,319   1,997,261   2,499,062         31,223    (254,657)    (107,962)     4,167,246
                                   -------   ---------   ---------     ----------    --------     --------      ---------

Comprehensive income:
 Net income                                                (39,007)                                               (39,007)
  Other comprehensive income,
   net of tax:
  Unrealized holding loss
   during the year                                                         15,559                                  15,559
                                                         ---------       --------                               ---------

Total comprehensive income                                 (39,007)        15,559                                 (23,448)
                                                         ---------       --------                               ---------
Purchase of treasury stock
 (5,575 shares)                                                                       (66,900)                    (66,900)
Contribution to fund ESOP loan                   3,616                                              18,088         21,704
                                   -------   ---------   ---------       --------    --------     --------      ---------

Balance at March 31, 2001          $ 2,319   2,000,877   2,460,055         46,782    (321,557)     (89,874)     4,098,602
                                   =======   =========   =========       ========    ========     ========      =========

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

         The Bank's principal business consists of attracting deposits from the public and investing those deposits, together with funds generated from operations, in one-to-four family mortgage loans, and in home equity and commercial loans. The Bank's deposit accounts are insured to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC").

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

                       CONSOLIDATED FINANCIAL CONDITION

         As of March 31, 2001, total assets increased approximately $14.9 million, or 42.5%, to $49,825,000 from $34,958,000 at March 31, 2000. The increase primarily resulted from an increase in deposits taken in at the new branch office, which were used to originate and purchase mortgage loans, and commercial loans as well as purchase mortgage-backed securities.

         Net loans receivable increased in 2001 by $11.7 million, or 59.7%, as purchased loans, participation loans and loan originations exceeded loan repayments. During the year ended March 31, 2001, the Bank had loan originations and purchases of $20,967,000, compared to $4,690,000 for the year ended March 31, 2000.

         Stockholders' equity decreased approximately $68,000, or 1.6%, for the year ended March 31, 2001 as compared to March 31, 2000, primarily as a result of the purchase of treasury stock at a cost of approximately $67,000, and a net operating loss totaling $39,000, partially offset by unrealized gains on securities available for sale, net of income taxes, totaling approximately $16,000.

         The Bank's lending activities have been concentrated in residential real property secured by first liens on such property. At March 31, 2001 approximately 70.5% of the Bank's loans were secured by one-to-four family dwellings. In addition, the Bank currently is participating in construction loans for the purpose of building one-to-four family dwellings. The remaining loans were secured by commercial real estate and multi-family properties, business assets and savings accounts. The Bank requires collateral on all loans and generally maintains loan to value ratios on real estate loans no greater than 80%. Virtually all of the Bank's mortgage loans are geographically located within a thirty-mile radius of the Bank's main office.

                       CONSOLIDATED NET INTEREST INCOME

         Net interest income increased by $90,000, or 11.5%, during the year ended March 31, 2001, as compared to the prior year. The increase in gross interest income of $924,000 was the result of an increase of approximately $9.8 million in average interest earnings assets as well as an increase in the average yield to 7.40% at March 31, 2001 from 6.74% at March 31, 2000. The increase in interest expense of $834,000 was attributable to an increase in the average interest bearing liabilities of approximately $9.8 million as well as on increase in the average yield paid on deposits from 4.53% at March 31, 2000 to 5.44% at March 31, 2001.

         Net interest income increased by $3,000 or .4%, during the year ended March 31, 2000 as compared to the prior year. Interest income increased $26,000, while interest expense increased $23,000. The average interest - earning assets increased by approximately $1.4 million while average interest - bearing liabilities increased by approximately $2 million.

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

                                                                       YEAR ENDED MARCH 31,
                                --------------------------------------------------------------------------------------------------
                                             2001                               2000                            1999
                                --------------------------------------------------------------------------------------------------
                                Average       Interest             Average      Interest            Average       Interest
                                Outstanding   Earned/    Yield/    Outstanding  Earned/    Yield    Outstanding   Earned/    Yield
                                Balance       Paid        Rate     Balance      Paid       Rate     Balance       Paid       Rate
                                -----------   --------   ------    -----------  --------   -----    -----------   --------  ------
                                (Dollars in Thousands)             (Dollars in Thousands)           (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable (1)              $26,870     $2,039     7.59%       $19,576    $1,448    7.40%       $19,133     $1,468    7.67%
  Mortgage-backed securities          4,598        338     7.34%           695        45    6.47%         1,345         80    5.94%
 Investment securities                  200         11     5.50%           200        11    5.50%           360         13    3.63%
 Other interest-earning
    assets                            8,053        550     6.83%         9,429       511    5.42%         7,653        430    5.62%
 FHLB stock                             192         14     7.46%           183        13    7.10%           177         11    6.53%
                                    -------     ------     ----        -------    ------    ----        -------     ------    ----
  Total interest-earning
    assets(1)                        39,913      2,952     7.40%        30,083     2,028    6.74%        28,668      2,002    6.98%
                                                ======     ====                   ======    ====                    ======    ====
  Non-interest-earning
    assets                            2,974                              1,995                            1,436
                                    -------                            -------                          -------
 Total Assets                       $42,887                            $32,078                          $30,104
                                    =======                            =======                          =======
Interest-Bearing Liabilities:
  Savings deposits                  $ 6,854        153     2.23%       $ 6,582       148    2.25%       $ 6,081        156    2.57%
 Certificate accounts                26,774      1,717     6.41%        20,372     1,086    5.33%        19,290      1,065    5.52%
 Demand deposit and
    money market accounts             4,600        209     4.54%           523        11    2.10%           103          1    1.28%
                                    -------     ------     ----        -------    ------    ----        -------     ------    ----
  Total interest-bearing
    liabilities                      38,228      2,079     5.44%        27,477     1,245    4.53%        25,474      1,222    4.80%
                                                ======     ====                   ======    ====                    ======    ====
  Non-interest bearing
    liabilities                         554                                403                              490
                                    -------                            -------                          -------
 Total liabilities                   38,782                             27,880                           25,964
 Total Stockholders' Equity           4,105                              4,198                            4,140
                                    -------                            -------                          -------
 Total liabilities and
    Stockholders' Equity            $42,887                            $32,078                          $30,194
                                    =======                            =======                          =======
 Net interest income                            $  873                            $  783                            $  780
                                                ======                            ======                            ======
  Net interest rate
    spread                                                 1.96%                            2.21%                             2.18%
                                                           ====                             ====                              ====
 Net earning assets                 $ 1,685                            $ 2,606                          $ 3,194
                                    =======                            =======                          =======
  Net yield on average
   interest-earning assets                                 2.19%                            2.60%                             2.72%
                                                           ====                             ====                              ====
  Ratio of average interest
    earning assets to
    average interest-bearing
    liabilities                                   1.04x                             1.09x                             1.13x
                                                  ====                              ====                              ====

___________________________
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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

                                             2000 v. 2001               1999 v. 2000

                                  -------------------------------------------------------------

                                    Increase                        Increase
                                    (Decrease)                     (Decrease)
                                      Due to                         Due to
                                    ----------                      --------
                                                     Total                      Total
                                                     Increase                  Increase
                                    Volume    Rate   (Decrease)     Volume   Rate  (Decrease)
                                    ------    ----   ----------     ------   ----  ----------
                                          (Dollars in Thousands)     (Dollars in Thousands)
Assets:
Interest-earning assets:
  Loan receivable                   $540      $ 51      $591         $ 33    $(53)   $(20)
  Mortgage-backed securities         283        10       293          (40)      5     (35)
  Investment securities                -         -         -          ( 6)      4     ( 2)
  Other interest-earning assets      (84)      123        39          100     (19)     81
  FHLB stock                           1         -         1            1       1       2
                                     ---       ---       ---         ----    -----   ----
Total interest-earning assets       $740       184       924           88     (62)     26
                                    ----       ---       ---         ----    -----   ----

Liabilities and Equity Capital:
Interest-bearing liabilities:
  Savings deposits                  $  5      $  -      $  5         $ 12    $(20)    $(8)
  Certificate accounts               386       245       631           59     (38)     21
  Demand deposit and
    money market accounts            172        26       198            8       2      10
                                    ----      ----       ---         ----    -----   ----
  Total interest-bearing
    liabilities                     $563      $271       834         $ 79    $(56)   $ 23
                                    ----      ----      ----         ----    -----   ----

Net interest income:                                    $ 90                         $  3
                                                        ====                         ====

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

         At March 31, 2001, total interest-bearing liabilities maturing, repricing or repaying within one year exceeded total interest-bearing assets maturing, repricing, or repaying in the same period by $5.6 million, representing a negative one-year gap ratio of 11.44%.

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

         The following table sets forth the scheduled repricing or maturity of the Bank's assets and liabilities as of March 31, 2001, based on the following assumptions:

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

         The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities at March 31, 2001 on the basis of prepayments and decay rates as calculated through historical analysis or as provided by regulatory agencies.

                                                                            Maturing or Repricing
                                                               --------------------------------------------------------------------

                                                               Within    Over 1-3 Over 3-5  Over
                                                               One Year  Years    Years     5 Years     Total
                                                               Amount    Amount   Amount    Amount      Amount
                                                               --------  -------- --------  -------     ------
Fixed/Adjustable Rate Mortgage Loans                           $12,122    8,933    5,159     6,968      33,182

Other Loans                                                      4,874      974      246        62       6,156

Investment Securities                                            5,396      963        0         0       6,359
                                                               -------   ------    -----     -----      ------

Total Interest-Earning Assets                                   22,392   10,870    5,405     7,030      45,697
                                                               -------   ------    -----     -----      ------

Savings Deposits                                                   622    1,244    1,244     3,112       6,222

Certificates                                                    26,648    4,749      263         0      31,660

Demand Deposit and Money Market Accounts                           733    1,466    1,466     3,662       7,327
                                                               -------   ------    -----     -----      ------

Total Interest-Bearing Liabilities                              28,003    7,459    2,973     6,774      45,209
                                                               -------   ------    -----     -----      ------

Assets Less Liabilities                                         (5,611)   3,411    2,432       256         488

Cumulative Interest-Rate Sensitivity Gap                        (5,611)  (2,200)     232       488         488

Cumulative Percentage of Assets                                 (11.44)%  (4.48)%    .47%     1.06%

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

         The Bank's allowance for general loan losses at March 31, 2001 was $99,000. In the fiscal year ended March 31, 2001, the Bank provided approximately $41,000 as an additional allowance for loan losses. At March 31, 2001, the Bank's allowance for loan losses, as a percentage of total loans outstanding was .31% as compared to .28% at March 31, 2000.


                                 OTHER INCOME
                                 CONSOLIDATED

         Total other income increased $58,000 to $108,000 during the period ended March 31, 2001 as compared to the same period for 2001. The increase was primarily the result of an increase in deposit and ATM related fees and an increase in the cash surrender value of officer's life insurance.

         Total other income increased $2,500 to approximately $50,000 in 2000 as compared to 1999. The increase was primarily the result of an increase in loan related fees and an increase in the cash surrender value of officer's life insurance.

                        CONSOLIDATED OPERATING EXPENSES

         Operating expenses increased by $270,000 in fiscal year 2001, as compared to fiscal 2000. This increase was primarily the result of increases in compensation related expenses, occupancy costs and equipment expenses and data processing costs totaling approximately $246,000 due mainly to the opening of the North Riverside, Illinois branch site. As a percentage of average assets, total operating expenses amounted to 2.4% for 2001 and 2.3% in 2000.

         Operating expenses increased by $169,000 in 2000, as compared to 1999. As a percentage of average assets, total operating expenses amounted to 2.3% for 2000 and 1.9% for 1999.

                                 INCOME TAXES

         The income tax provisions amounted to $(32,000), $24,000 and $92,000 during the fiscal years 2001, 2000 and 1999, respectively, which amounted to effective tax rates of (44.8)%, 28.0% and 36.8% during these respective periods. See discussion of accounting and income tax issues in Note 12 in Notes to Financial Statements.

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

         The Bank's liquidity, represented by cash equivalents, is a product of its operating, investing and financing activities. These activities for the years ended March 31, 2001, 2000 and 1999 are summarized below:

                                                                Years Ended March 31,
                                                            ---------------------------
                                                             2001        2000       1999
                                                             ----        ----       ----
Consolidated Cash Flows                                              (in thousands)
-----------------------
Operating activities
  Net income (loss)                                       $   (39)    $    62      $  157
Adjustment to reconcile net income to net cash
  provided by (used in) operating activities                   64         397         609
                                                          -------     -------      ------
Net cash provided by (used in) operating activities            25         459         766
Net cash provided by (used in) investing activities        (8,752)     (1,304)       (951)
Net cash provided by (used in) financing activities         4,692       3,876       1,146
                                                          -------     -------      ------
Net increase (decrease) in cash and cash equivalents       (4,035)      3,031         961
Cash and cash equivalents at beginning of year             11,170       8,139       7,178
                                                          -------     -------      ------
Cash and cash equivalents at end of year                  $ 7,135     $11,170      $8,139
                                                          =======     =======      ======

         The primary investing activity of the Bank is the origination and purchase of loans and the purchase of mortgage-backed and investment securities. During the year ended March 31, 2001 the Bank had a net increase in loans of approximately $11.7 million, and for the years ended March 31, 2000 and 1999, the Bank had a net decrease and a net increase in loans of approximately $477,000 and $1,658,000 (after principal repayments), respectively. Purchases of mortgage-backed and investment securities (including Federal Home Loan Bank Stock) approximated $6.9 million, $997,000, and $100,000 respectively, in those same periods.

         Financing activities in the years ended March 31, 2001 and 2000 consisted of a net increase in total deposits of approximately $14.7 million and $4.0 million, and for year ended March 31, 1999 a net increase in total deposits of approximately $1.2 million. The Bank had no borrowed funds during these years.

         At March 31, 2001, the Bank had outstanding loan commitments and extended but unused lines of credit totaling approximately $3 million.

         Regulations require a savings institution to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 5% of the average daily balance of its net withdrawable deposits and short-term borrowings. In addition, short-term liquid assets currently must constitute 1% of the sum of net withdrawable deposit accounts plus short-term borrowings. Management's objectives and strategies for the Bank have consistently maintained liquidity levels in excess of regulatory requirements. At March 31, 2001 and 2000, the Bank's liquidity level was in excess of 25%.

         The Bank is also required to maintain specific amounts of capital pursuant to federal regulations. As of March 31, 2001 the Bank was in compliance with all regulatory capital requirements, with core (Tier 1) and risk-based (Tier 2) ratios of 6.68%, and 13.27%, well above the required ratios.

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

                                   STOCK DATA

         West Town Bancorp, Inc.'s common stock is traded over-the-counter through the National Daily Quotation System "Pink Sheet" published by the National Quotation Bureau, Inc. At March 31, 2001, the Company had 204,787 shares outstanding with a book value of $20.01 per share. The closing price of the stock on March 31, 2001 was $12.00 per share, or 60.0% of book value. Loss per share for the year ended March 31, 2001 was $0.20.

                            STOCKHOLDER INFORMATION
                            -----------------------

                            CORPORATE HEADQUARTERS
                             4852 West 30th Street
                            Cicero, Illinois 60804
                                (708) 652-2000


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


                        ANNUAL MEETING OF STOCKHOLDERS
       The Annual Meeting of the Stockholders of West Town Bancorp, Inc. will be held at 1:00 p.m., July 11, 2001, at the following location:
                            Corporate Headquarters
                              4852 W. 30th Street
                            Cicero, Illinois 60804

                All Stockholders are cordially invited to attend.

        At June 1, 2001, the Corporation had 80 stockholders of record.