Form 10KSB, Exhibit 13
period 2002-03-31
WEST TOWN BANCORP INC
filed 2002-06-05
CIK 926867

                                                                      Exhibit 13

                             WEST TOWN BANCORP, INC.
                                  ANNUAL REPORT


                                 MARCH 31, 2002

                                TABLE OF CONTENTS

 Financial Highlights ..........................................    2

 Letter to Our Stockholders ....................................    3

 Directors and Officers ........................................    5

 Our Commitment To You .........................................    6

 Selected Financial Data .......................................    8

 Management's Discussion and Analysis of
   Financial Condition and Results of Operations ...............   11

 Stock Data ....................................................   26

 Stockholder Information .......................................   27

 Report of Independent Auditors and Financial
  Statements of West Town Bancorp, Inc. and
   Subsidiaries ................................................  F-1

 Notes to Financial Statements .................................  F-6

                              FINANCIAL HIGHLIGHTS


                                      At or for the year ended March 31,

(Dollars in Thousands)              2002           2001              2000
                                    ----           ----              ----

------------------------------------------------------------------------------

FOR THE YEAR:
-------------

Net interest income               $ 1,103           873               783
Net income (loss)                     126           (39)               62
Return on average equity             3.06%         (.95)%            1.48%
Return on average assets              .23%         (.01)%             .19%

AT YEAR END:
------------

Total Assets                      $61,022        49,825            34,958
Loans Receivable, net              25,080        31,345            19,633
Interest earning assets            58,069        46,118            32,383
Interest bearing liabilities       51,320        45,205            30,458
Non-performing assets                   0             0                 0
Allowance for loan losses             117            99                58
Book Value Per Share              $ 20.79         20.01             19.81
------------------------------------------------------------------------------

To Our Fellow Stockholders:
---------------------------

         We are happy to present to you our Annual Report for the fiscal year ended March 31, 2002. This past fiscal year was another very good year for the West Town Bancorp, Inc. and it's subsidiary, West Town Savings Bank.

         Following this letter are our consolidated financial statements for the year ended March 31, 2002. These financial statements present the combined results of West Town Bancorp, Inc. and West Town Savings Bank. The financial statements were audited by our independent auditors, Cobitz, VandenBerg & Fennessy. The Bank's three year Business Plan developed in conjunction with the opening of the Bank's North Riverside branch office in January, 2000 projected a growth of $10,000,000 per year or $30,000,000 over three years. The total assets of the Bank exceeded projections and increased to $61,022,000 at March 31, 2002 from $49,825,000 at March 31, 2001, primarily as a result of $6,100,000 in deposits originated from the Bank's North Riverside branch office. Our Business Plan also projected the Bank to break even after three years taking into consideration the expenses attributed to the North Riverside office. We are happy to report a profit of $126,469 for the Bank at March 31, 2002.

         The Company continued to re-purchase its common stock throughout the fiscal year ended March 31, 2002. As a result, the book value per share increased from $20.01 per share at March 31, 2001 to $20.79 per share at March 31, 2002. The Company will continue its re-purchase program during the current fiscal year.

         Net loans receivable, which includes residential real estate and commercial loans, decreased from

$31,345,000 to $25,080,000 at March 31, 2002, a decrease of 19.99%. Despite the decrease in loans, the Bank allocated an additional $18,000 to its loan loss reserve to total $117,000 at fiscal year end. There were no loans delinquent three months or more at March 31, 2002.

         The Bank increased its investment in mortgage-backed securities from $7,502,000 at March 31, 2001 to $22,534,000 at March 31, 2002, an increase of
$15.0 million.

         The Bank continues to exceed all regulatory capital standards. The Bank has a 5.88% core-capital ratio at March 31, 2002 and a risk-based capital ratio of 13.75% at year-end. Had there been no unsettled securities trades at March 31 2002, these ratios would have been 6.41% and 14.28%, respectively.

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


                                        Sincerely,




                                        Dennis B. Kosobucki
                                        Chairman and
                                        Chief Executive Officer

                             DIRECTORS AND OFFICERS
                             ----------------------
                             WEST TOWN BANCORP, INC.
                             WEST TOWN SAVINGS BANK

DIRECTORS:
----------

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

Edward J. Hradecky
Secretary and Director of West Town Bancorp, Inc. and Director of West Town Savings Bank

John A. Storcel
Director of West Town Bancorp, Inc. and West Town Savings Bank

James J. Kemp, Jr.
Director of West Town Bancorp, Inc. and West Town Savings Bank

James Kucharczyk
Director of West Town Bancorp, Inc. and West Town Savings Bank

James Kucera
Director of West Town Bancorp, Inc. and West Town Savings Bank

Charles J. Sourek Jr.
Director of West Town Bancorp, Inc. and West Town Savings Bank

Jeffery P. Kosobucki
Director of West Town Savings Bank

================================================================================

WEST TOWN BANCORP, INC. OFFICERS           WEST TOWN SAVINGS BANK OFFICERS
--------------------------------           -------------------------------

Dennis B. Kosobucki                        Dennis B. Kosobucki
President and Chief Executive Officer      President and Chief Executive Officer

Jeffrey P. Kosobucki                       Jeffrey P. Kosobucki
Vice President, Chief Financial Officer    Secretary, Vice President and
Assistant Secretary                        Chief Financial Officer

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

         The Bank is positioned to remain strong. Its strong capital position allows it the flexibility to grow as demand for its product permits. Its capital is well above regulatory requirements, with core capital to assets of 5.88% (3.0% required) and risk-based capital to risk-based assets of 13.75% (8.0% required).

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

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                     March 31,
                                      ------------------------------------------

                                         2002           2001          2000
                                                   (in thousands)
                                      ------------------------------------------
STATEMENT OF FINANCIAL CONDITION
--------------------------------

  Total assets                        $61,022        $49,825         $34,958
  Loans receivable                     25,080         31,345          19,633
  Mortgage-backed securities           22,534          7,502           1,576
  Investment securities                   576            464             435
  Deposits                             51,320         45,205          30,458
  Total borrowings                          0              0               0
  Stockholders' equity                  4,247          4,099           4,167



                                                  Years Ended March 31,
                                       -----------------------------------------

                                         2002           2001          2000

                                                    (in thousands)
                                       -----------------------------------------
SELECTED OPERATIONS DATA
------------------------

  Total interest income               $ 3,251        $ 2,952         $ 2,028
  Total interest expense                2,148          2,079           1,245
                                      -------        -------         -------
  Net interest income                   1,103            873             783
  Provision for loan losses                18             41               6
                                      -------        -------         -------
  Net interest income after
    provision for loan losses           1,085            832             777
                                      -------        -------         -------

  Loan fees and service charges            17              8              13
  Other non-interest income               164            100              37
                                      -------        -------         -------

  Total non-interest income               181            108              50
  Total non-interest expense            1,091          1,011             741
  Income tax expense (benefit)             49            (32)             24
                                      -------        -------         -------
  Net income (loss)                   $   126        $   (39)        $    62
                                      =======        =======         =======

                                                   Years Ended March 31,
                                           -------------------------------------
                                              2002         2001          2000

                                           -------------------------------------
SELECTED FINANCIAL RATIOS AND
OTHER DATA:
----------

Performance Ratios:
  Return on assets (ratio of net
    income to average total
    assets)                                    .23%        (.01)%        0.19%

Net interest rate spread information:
  Average during year                         2.14%        1.96%         2.21%
  End of year                                 2.52%        1.71%         1.86%
  Net interest margin (1)                     2.21%        2.19%         2.60%

Ratio of operating expense to
    average total assets                      2.02%        2.36%         2.31%

Return on stockholders' equity
    (ratio of net income to
    average equity)                           3.06%        (.95)%        1.48%

Short-term liquid assets
    to total assets (2)                      16.82%       14.32%        31.95%

Ratio of average interest-
    earning assets to average
    interest-bearing liabilities              1.02x        1.04x         1.09x

Quality Ratios:
  Non-performing assets to total
    assets at end of year                     0.00%        0.00%         0.00%
  Allowance for loan losses to
    non-performing loans                       -0-          -0-           -0-
Allowance for loan losses
    to total loans                             .45%        0.31%         0.28%

  Capital Ratios:
  Stockholders' equity to total
    assets at end of year                     6.96%        8.23%        11.92%
Average stockholders' equity
    to average assets                         7.65%        9.57%        13.09%

Number of full service
    offices                                      2            2             2

(Continued on next page)

                                                    March 31,
                                    --------------------------------------------

                                       2002           2001            2000

                                    --------------------------------------------
Weighted average yield on:
  Loans receivable                     6.69%          7.51%           7.38%
  Mortgage-backed securities           6.76%          7.40%           7.24%
  Investment securities (3)            5.20%          6.25%           6.27%
  Other interest-earning assets        1.86%          5.37%           5.78%
  Combined weighted average yield
    on interest-earning assets         5.90%          7.18%           6.83%
Weighted average rate paid on:
  Savings deposits                     1.50%          2.50%           2.50%
  Certificates                         4.21%          6.42%           5.76%
  NOW and money market accounts        1.28%          3.88%           4.05%
  Combined weighted average rate
    paid on interest-bearing
    liabilities                        3.38%          5.47%           4.97%
Spread                                 2.52%          1.71%           1.86%


_____________________________

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

         The following table presents the Consolidated Statements of Changes in Stockholders' Equity for the three years ended March 31, 2002.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        THREE YEARS ENDED MARCH 31, 2002

                                                                     Accumulated                  Common
                                             Additional              Other                        Stock
                                   Common    Paid-In     Retained    Comprehensive    Treasury    Acquired
                                   Stock     Capital     Earnings    Income           Stock       by ESOP       Total
                                   -------   ---------   ---------   -------------    --------    ---------   ---------
Balance at March 31, 1999          $ 2,319   1,993,869   2,437,026          44,832    (107,206)    (124,416)  4,246,424
                                   -------   ---------   ---------   -------------   ---------    ---------   ---------

Comprehensive income:
 Net income                                                 62,036                                               62,036
 Other comprehensive income,
  net of tax:
  Unrealized holding gain
   during the year                                               -         (13,609)                             (13,609)
                                                         ---------   -------------                            ---------

Total comprehensive income                                  62,036         (13,609)                              48,427
                                                         ---------   -------------                            ---------
Purchase of treasury stock
 (12,241 shares)                                                                      (147,451)                (147,451)
Contribution to fund ESOP loan           -       3,392           -               -           -       16,454      19,846
                                   -------   ---------   ---------   -------------   ---------    ---------   ---------

Balance at March 31, 2000            2,319   1,997,261   2,499,062          31,223    (254,657)    (107,962)  4,167,246
                                   -------   ---------   ---------   -------------   ---------    ---------   ---------

Comprehensive income:
 Net income                                                (39,007)                                             (39,007)
  Other comprehensive income,
   net of tax:
  Unrealized holding loss
   during the year                                                          15,559                               15,559
                                                         ---------   -------------                            ---------

Total comprehensive income                                 (39,007)         15,559                              (23,448)
                                                         ----------  -------------                            ---------
Purchase of treasury stock
 (5,575 shares)                                                                        (66,900)                 (66,900)
Contribution to fund ESOP loan                   3,616                                               18,088      21,704
                                   -------   ---------   ---------   -------------   ---------    ---------   ---------

Balance at March 31, 2001          $ 2,319   2,000,877   2,460,055          46,782    (321,557)    ( 89,874)  4,098,602
                                   -------   ---------   ---------   -------------   ---------    ---------   ---------

Comprehensive income:
 Net income                                                126,469                                              126,469
 Other comprehensive income,
  net of tax:
  Unrealized holding gain
   during the year                                                           3,942                                3,942
                                                         ---------   -------------                            ---------

Total comprehensive income                                 126,469           3,942                              130,411
                                                         ---------   -------------                            ---------
Purchase of treasury stock                                                              (6,000)                  (6,000)
(500 shares)
Contribution to fund ESOP loan                   4,054                                               20,271      24,325
                                   -------   ---------   ---------   -------------   ---------    ---------   ---------

Balance at March 31, 2002          $ 2,319   2,004,931   2,586,524          50,724    (327,557)     (69,603)  4,247,338
                                   =======   =========   =========   =============   =========    ==========  =========

                             WEST TOWN SAVINGS BANK
                                  ---GENERAL---

         The Bank was organized in 1922 as an Illinois-chartered mutual savings and loan association entitled "West Town Building and Loan Association". In 1992, the association converted to an Illinois chartered savings bank and changed its named to "West Town Savings Bank". The Bank is regulated by the Office of the Illinois Commissioner for Banks and Real Estate ("OBRE") and its deposits are insured up to applicable limits under the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") System.

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

                        CONSOLIDATED FINANCIAL CONDITION

         As of March 31, 2002, total assets increased approximately $11.2 million, or 22.5%, to $61,022.000 from $49,825,000 at March 31, 2001. The increase primarily resulted from an increase in deposits taken in at the branch office, which were used to originate and purchase mortgage loans, and commercial loans as well as purchase mortgage-backed securities.

         Net loans receivable decreased in 2002 by $6.3 million, or 20.0%, as loan repayments exceeded loan originations, participation loans and purchased loans. During the year ended March 31, 2002, the Bank had loan originations and purchases of $11,652,000, compared to $20,967,000 for the year ended March 31, 2001. During the current year, the Bank purchased $22,359,000 in mortgage-backed securities compared to $6,888,000 include prior period.

         Stockholders' equity increased approximately $149,000, or 3.6%, for the year ended March 31, 2002 as compared to March 31, 2001, primarily as a result of a net operating gain totaling $126,000, and unrealized gains on securities available for sale, net of income taxes, totaling approximately $4,000, partially offset by the purchase of treasury stock at a cost of $6,000.

         The Bank's lending activities have been concentrated in residential real property secured by first liens on such property. At March 31, 2002 approximately 57.8% of the Bank's loans were secured by one-to-four family dwellings. In addition, the Bank currently is participating in construction loans for the purpose of building one-to-four family dwellings. The remaining loans were secured by commercial real estate and multi-family properties, business assets and savings accounts. The Bank requires collateral on all loans and generally maintains loan to value ratios on real estate loans no greater than 80%. Virtually all of the Bank's mortgage loans are geographically located within a thirty-mile radius of the Bank's main office.

                        CONSOLIDATED NET INTEREST INCOME

     Net interest income increased by $230,000, or 26.4%, during the year ended March 31, 2002, as compared to the prior year. The increase in gross interest income of $299,000 was the result of an increase of approximately $9.9 million in average interest earnings assets partially offset by a decrease in the average yield to 6.52% at March 31, 2002 from 7.40% at March 31, 2001. The increase in interest expense of $69,000 was attributable to an increase in the average interest bearing liabilities of approximately $10.8 million partially offset by a decrease in the average yield paid on deposits from 5.44% at March 31, 2001 to 4.38% at March 31, 2002.

     Net interest income increased by $90,000 or 11.5%, during the year ended March 31, 2001 as compared to the prior year. Interest income increased $924,000, while interest expense increased $834,000. The average interest - earning assets increased by approximately $9.8 million while average interest - bearing liabilities increased by approximately $9.8 million.

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

                                                                          YEAR ENDED MARCH 31,
                              ------------------------------------------------------------------------------------------------------
                                             2002                                 2001                             2000

                              ------------------------------------------------------------------------------------------------------

                              Average       Interest                Average      Interest            Average      Interest
                              Outstanding   Earned/     Yield/      Outstanding  Earned/    Yield    Outstanding  Earned/    Yield
                              Balance       Paid         Rate       Balance      Paid       Rate     Balance      Paid       Rate
                              -----------   --------    ------      -----------  --------   -----    -----------  --------   -----
                               (Dollars in Thousands)               (Dollars in Thousands)           (Dollars in Thousands)
Interest-Earning Assets:
   Loans receivable (1)           $29,307    $2,158      7.36%      $26,870      $2,039     7.59%     $19,576      $1,448     7.40%
   Mortgage-backed
     securities                    12,147       786      6.47%        4,598         338     7.34%         695          45     6.47%
  Investment securities               200        11      5.50%          200          11     5.50%         200          11     5.50%
  Other interest-earning
     assets                         7,927       279      3.53%        8,053         550     6.83%       9,429         511     5.42%
  FHLB stock                          281        17      5.86%          192          14     7.46%         183          13     7.10%
                              -----------   -------     -----       -------      ------     ----     --------     -------   ------
   Total interest-earning
     assets(1)                     49,862     3,251      6.52%       39,913       2,952     7.40%      30,083       2,028     6.74%
                                            =======     =====                    ======     ====                  =======   ======
   Non-interest-earning
     assets                         4,205                             2,974                             1,995
                              -----------                           -------                          --------
  Total Assets                    $54,067                           $42,887                           $32,078
                              ===========                           =======                          ========

Interest-Bearing Liabilities:
   Savings deposits               $ 7,758       131      1.69%      $ 6,854         153     2.23%     $ 6,582         148     2.25%
 Certificate accounts              33,638     1,843      5.48%       26,774       1,717     6.41%      20,372       1,086     5.33%
 Demand deposit and
     money market accounts          7,589       174      2.29%        4,600         209     4.54%         523          11     2.10%
                              -----------   -------     -----       -------      ------     ----     --------     -------   ------
   Total interest-bearing
     liabilities                   48,985     2,148      4.38%       38,228       2,079     5.44%      27,477       1,245     4.53%
                                            =======     =====                    ======     ====                  =======   ======
 Non-interest bearing
     liabilities                      945                               554                               403
                              -----------                           -------                          --------
  Total liabilities                49,930                            38,782                            27,880
  Total Stockholders' Equity        4,137                             4,105                             4,198
                              -----------                           -------                          --------
  Total liabilities and
     Stockholders' Equity         $54,067                           $42,887                           $32,078
                              ===========                           =======                          ========
  Net interest income                        $1,103                                $873                            $  783
                                            =======                              ======                           =======
   Net interest rate
     spread                                              2.14%                              1.96%                             2.21%
                                                        =====                               =====                           ======
  Net earning assets              $   877                           $ 1,685                           $ 2,606
                              ===========                           =======                           =======
   Net yield on average
    interest-earning assets                              2.21%                              2.19%                             2.60%
                                                        =====                               ====                            ======
   Ratio of average interest
     earning assets to
     average interest-bearing
     liabilities                              1.02x                               1.04x                             1.09x
                                            =======                              ======                           =======

__________________
 (1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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

                                                        Year Ended March 31,
                                    --------------------------------------------------------

                                            2001 v. 2002                      2000 v. 2001

                                    --------------------------------------------------------
                                     Increase                      Increase
                                    (Decrease)                    (Decrease)
                                      Due to                        Due to
                                    ----------                     --------
                                                     Total                  Total
                                                     Increase               Increase
                                    Volume    Rate   (Decrease)   Volume    Rate   (Decrease)
                                    ------    ----   ----------   ------    ----    --------
                                        (Dollars in Thousands)   (Dollars in Thousands)
Assets:
Interest-earning assets:
  Loan receivable                   $183     $ (64)     $119      $540    $ 51      $ 591
  Mortgage-backed securities         502       (54)      448       283      10        293
  Investment securities                -         -         -         -       -          -
  Other interest-earning assets       (9)     (262)     (271)      (84)    123         39
  FHLB stock                           7        (4)        3         1       -          1
                                    ----     -----      ----      ----    ----      -----
Total interest-earning assets       $683      (384)      299       740     184        924
                                    ----     -----      ----      ----    ----      -----


Liabilities and Equity Capital:
Interest-bearing liabilities:
  Savings deposits                  $ 18     $ (42)     $(22)     $  5    $  -      $   5
  Certificate accounts               400      (274)      126       386     245        631
  Demand deposit and
    money market accounts            101      (136)      (35)      172      26        198
                                    ----     -----      ----      ----    ----      -----
  Total interest-bearing
    liabilities                     $519     $(450)       69      $563    $271      $ 834
                                    ----     -----      ----      ----    ----      -----

Net interest income:                                    $230                        $  90
                                                        ====                        =====

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

         At March 31, 2002, total interest-bearing liabilities maturing, repricing or repaying within one year exceeded total interest-bearing assets maturing, repricing, or repaying in the same period by $6.8 million, representing a negative one-year gap ratio of 12.23%.

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

         The following table sets forth the scheduled repricing or maturity of the Bank's assets and liabilities as of March 31, 2002, based on the following assumptions:

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

         The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities at March 31, 2002 on the basis of prepayments and decay rates as calculated through historical analysis or as provided by regulatory agencies.


                                                               Maturing or Repricing
                                                    ---------------------------------------------
                                                    Within    Over 1-3  Over 3-5  Over
                                                    One Year  Years     Years     5 Years Total
                                                    Amount    Amount    Amount    Amount  Amount
                                                    -------  -------   ------     ------   ------
Fixed/Adjustable Rate Mortgage Loans                $ 9,616    9,758    5,635     11,236   36,245
Other Loans                                           5,618    1,122      284         70    7,094
Investment Securities                                 9,477        0        0          0    9,477
                                                    -------  -------   ------     ------   ------
Total Interest-Earning Assets                        24,711   10,880    5,919     11,306   52,816
                                                    -------  -------   ------     ------   ------

Savings Deposits                                        800    1,600    1,600      3,995    7,995
Certificates                                         29,982    5,717      480          0   36,179
Demand Deposit and Money Market Accounts                715    1,430    1,430      3,571    7,146
                                                     ------    -----    -----     ------   ------
Total Interest-Bearing Liabilities                   31,497    8,747    3,510      7,566   51,320
                                                     ------    -----    -----     ------   ------

Assets Less Liabilities                              (6,786)   2,133    2,409      3,740    1,496
Cumulative Interest-Rate Sensitivity Gap             (6,786)  (4,653)  (2,244)     1,496    1,496
Cumulative Percentage of Assets                      (12.23)%  (8.39)%  (4.05)%     2.70%

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

         The Bank's allowance for general loan losses at March 31, 2002 was $117,000. In the fiscal year ended March 31, 2002, the Bank provided approximately $18,000 as an additional allowance for loan losses. At March 31, 2002, the Bank's allowance for loan losses, as a percentage of total loans outstanding was .45% as compared to .31% at March 31, 2001.

                                  OTHER INCOME
                                  CONSOLIDATED

         Total other income increased $74,000 to $182,000 during the period ended March 31, 2002 as compared to the same period for 2001. The increase was primarily the result of an increase in deposit and ATM related fees and a dividend paid by CLC, an unconsolidated subsidiary.

         Total other income increased $58,000 to approximately $108,000 in 2001 as compared to 2000. The increase was primarily the result of an increase in deposit and ATM related fees and an increase in the cash surrender value of officer's life insurance.

                         CONSOLIDATED OPERATING EXPENSES

         Operating expenses increased by $80,000 in fiscal year 2002, as compared to fiscal 2001. This increase was primarily the result of increases in compensation related expenses, occupancy costs and equipment expenses and legal fees totaling approximately $57,000. As a percentage of average assets, total operating expenses amounted to 2.0% for 2002 and 2.4% in 2001.

         Operating expenses increased by $270,000 in 2001, as compared to 2000 due mainly to the opening of the North Riverside, Illinois branch site. As a percentage of average assets, total operating expenses amounted to 2.4% for 2001 and 2.3% for 2000.

                                  INCOME TAXES

         The income tax provisions amounted to $49,000, ($32,000) and $24,000 during the fiscal years 2002, 2001 and 2000, respectively, which amounted to effective tax rates of 28.1%, (44.8%) and 28.0% during these respective periods. See discussion of accounting and income tax issues in Note 12 in Notes to Financial Statements.

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

         The Bank's liquidity, represented by cash equivalents, is a product of its operating, investing and financing activities. These activities for the years ended March 31, 2002, 2001 and 2000 are summarized below:

                                                         Years Ended March 31,
                                                     ---------------------------
                                                        2002     2001      2000
                                                        ----     ----      ----
Consolidated Cash Flows                                     (in thousands)
-----------------------
Operating activities
  Net income (loss)                                   $  126    $ (39)    $  62

Adjustment to reconcile net income to net cash
  provided by operating activities                        36       64       397
                                                     -------   ------   -------
Net cash provided by operating activities                162       25       459
Net cash used in investing activities                 (3,140)  (8,752)   (1,304)
Net cash provided by financing activities              6,108    4,692     3,876
                                                     -------   ------   -------
Net increase (decrease) in cash and cash equivalents   3,130   (4,035)    3,031
Cash and cash equivalents at beginning of year         7,135   11,170     8,139
                                                     -------   ------   -------
Cash and cash equivalents at end of year             $10,265   $7,135   $11,170
                                                     =======   ======   =======

         The primary investing activity of the Bank is the origination and purchase of loans and the purchase of mortgage-backed and investment securities. During the year ended March 31, 2002 the Bank had a net decrease in loans of approximately $6.3 million, and for the years ended March 31, 2001 and 2000, the Bank had a net increase and a net decrease in loans of approximately $11.7 million and $477,000 (after principal repayments), respectively. Purchases of mortgage-backed and investment securities (including Federal Home Loan Bank Stock) approximated $22.4 million, $6.9 million, and $997,000 respectively, in those same periods.

         Financing activities in the years ended March 31, 2002 and 2001 consisted of a net increase in total deposits of approximately $6.1 million and $14.7 million, and for year ended March 31, 2000 a net increase in total deposits of approximately $4.0 million. The Bank had no borrowed funds during these years.

         At March 31, 2002, the Bank had outstanding loan commitments and extended but unused lines of credit totaling approximately $4.9 million.

         Regulations require a savings institution to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 5% of the average daily balance of its net withdrawable deposits and short-term borrowings. In addition, short-term liquid assets currently must constitute 1% of the sum of net withdrawable deposit accounts plus short-term borrowings. Management's objectives and strategies for the Bank have consistently maintained liquidity levels in excess of regulatory requirements. At March 31, 2002 and 2001, the Bank's liquidity level was in excess of 15%.

         The Bank is also required to maintain specific amounts of capital pursuant to federal regulations. As of March 31, 2002 the Bank was in compliance with all regulatory capital requirements, with core (Tier 1) and risk-based (Tier 2) ratios of 5.88%, and 13.75%, well above the required ratios.

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

                                   STOCK DATA

     West Town Bancorp, Inc.'s common stock is traded over-the-counter through the National Daily Quotation System "Pink Sheet" published by the National Quotation Bureau, Inc. At March 31, 2002, the Company had 204,287 shares outstanding with a book value of $20.79 per share. The closing price of the stock on March 31, 2002 was $12.00 per share, or 57.7% of book value. Earnings per share for the year ended March 31, 2002 was $.64.

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

                       ANNUAL MEETING OF STOCKHOLDERS
       The Annual Meeting of the Stockholders of West Town Bancorp, Inc.
      will be held at 1:00 p.m., July 10, 2002, at the following location:
                             Corporate Headquarters
                               4852 W. 30th Street
                             Cicero, Illinois 60804

                All Stockholders are cordially invited to attend.

         At May 31, 2002, the Corporation had 78 stockholders of record.